Exhibit 99.1

Execution Copy

WAIVER AND SECOND AMENDMENT TO CREDIT AGREEMENT

This WAIVER AND SECOND AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of April 23, 2023 (the “Amendment Effective Date”), is entered into by and among SatixFy Communications Ltd, a limited liability company organized under the laws of Israel with company registration number 51-613503-5 (the “Borrower”), the lenders party hereto (the “Lenders”), and Wilmington Savings Fund Society, FSB, as administrative agent (in such capacity, the “Administrative Agent”).

RECITALS

WHEREAS, the Borrower, the Lenders and the Administrative Agent are parties to a Credit Agreement dated as of February 1, 2022 (as amended by that certain First Amendment to Credit Agreement, dated as of September 13, 2022 and as further amended, restated or modified from time to time to date, the “Existing Credit Agreement”);

WHEREAS, pursuant to Section 2.14(d) of the Existing Credit Agreement, the Borrower is required to pay accrued interest and unpaid interest on the Term Loans on each Interest Payment Date, including March 31, 2023 (the “March Interest Payment Date”);

WHEREAS, pursuant to Section 5.02(a) of the Existing Credit Agreement, the Borrower is required to provide the Administrative Agent and each Lender written notice of a Default or Event of Default within 3 Business Days (the “Notice Requirement”);

WHEREAS, pursuant to Section 6.11 of the Existing Credit Agreement, the Borrower is required to maintain a minimum level of Qualified Cash (the “Minimum Cash Requirement”);

WHEREAS, certain Defaults or Events of Default occurred and are continuing as a result of the failure of the Borrower to (i) make the required payments on the March Interest Payment Date, (ii) comply with the Notice Requirement and (iii) maintain the Minimum Cash Requirement (collectively, the “Specified Defaults”);

WHEREAS, the Borrower has requested that the Specified Defaults be waived, and that the Administrative Agent and the Lenders agree to certain amendments to the Existing Credit Agreement; and

WHEREAS, the Administrative Agent and the Lenders party hereto, who constitute the Required Lenders, have agreed to waive the Specified Defaults and to make certain amendments to the Existing Credit Agreement, in each case on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1        Definitions; Interpretation.

(a)          Defined Terms.  All capitalized terms used in this Amendment (including in the recitals hereof) and not otherwise defined herein shall have the meanings assigned to them in the Existing Credit Agreement.

(b)          Interpretation.  The rules of interpretation set forth in Section 1.02 and Section 1.03 of the Existing Credit Agreement shall be applicable to this Amendment and are incorporated herein by this reference.

SECTION 2        Waiver of Specified Defaults.  Effective upon the Amendment Effective Date, the Administrative Agent and the Lenders party hereto hereby waive the Specified Defaults.  The waiver in this Section 2 shall be effective only in this specific instance and for the specific purposes set forth herein and does not allow for any other or further departure from the terms and conditions of the Amended Credit Agreement (as defined below) or any other Loan Document, which terms and conditions shall continue in full force and effect.

SECTION 3      Amendments to the Existing Credit Agreement.  Subject to the satisfaction of the conditions set forth in Section 4 of this Amendment, the Existing Credit Agreement shall be amended to delete the stricken text (indicated textually in the same manner as the following example:  ~~stricken text~~) and to add the bold and double-underlined text (indicated textually in the same manner as the following example:  bold and double-underlined text) as set forth on Annex A hereto (the “Amended Credit Agreement”).

SECTION 4        Conditions of Effectiveness.  The effectiveness of Section 2 and Section 3 of this Amendment shall be subject to the satisfaction of each of the following conditions precedent:

(a)          Amendment.  The Administrative Agent shall have received this Amendment, executed by the Administrative Agent, the Lenders and the Borrower.

(b)       Acknowledgement and Reaffirmation.  The Administrative Agent shall have received an Acknowledgement and Reaffirmation dated as of the Amendment Effective Date, executed by each Subsidiary Guarantor, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders.

(c)          Officer’s Certificates.  The Administrative Agent shall have received (i)(x) a copy of each organizational or constitutional document of each Loan Party, certified as of a recent date by the appropriate governmental official (if applicable) or (y) a certification by a Responsible Officer or director of each Loan Party that none of the organizational or constitutional documents of such Loan Party have been amended or modified since the date they were previously delivered to the Administrative Agent; (ii) signature and incumbency certificates of the officers of each Loan Party executing the Loan Documents; (iii) a copy of the resolutions of the Board of Directors (and, in the case of any Loan Party incorporated in England and Wales, of the shareholders) of each Loan Party approving and authorizing the execution, delivery and performance of this Amendment and the other Loan Documents to which it is a party, certified as of the Amendment Effective Date by a Responsible Officer or director as being in full force and effect without modification or amendment; (iv) a good standing certificate (if applicable in the relevant jurisdiction) from the applicable Governmental Authority of each Loan Party’s jurisdiction of incorporation, organization or formation, each dated a recent date prior to the Amendment Effective Date; and (v) in the case of any Loan Party incorporated in England and Wales, a certification by a director of such Loan Party confirming that guaranteeing or securing, as appropriate, the Obligations (as defined in the Credit Agreement) would not cause any guarantee, security or similar limit binding on such Loan Party to be exceeded.

(d)          Closing Certificate.  The Administrative Agent shall have received a certificate of an Authorized Officer of the Borrower dated the Amendment Effective Date certifying as to the matters set forth in Section 4(e).

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(e)          Representations and Warranties; No Default.  Immediately after giving effect to this Amendment:

(i)          the representations and warranties contained in Article III of the Amended Credit Agreement and the other Loan Documents are true and correct in all material respects on and as of the Amendment Effective Date (except to the extent any such representation or warranty is qualified by materiality or reference to Material Adverse Effect, in which case such representation or warranty shall be true and correct in all respects), except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations or warranties shall be true and correct in all material respects as of such earlier date (except to the extent any such representation or warranty is qualified by materiality or reference to Material Adverse Effect, in which case such representation or warranty shall be true, correct and complete in all respects as of such earlier date); and

(ii)          there exists no Default or Event of Default.

(f)          Costs and Expenses.  The Borrower shall have paid in immediately available funds, all reasonable and documented costs and expenses of the Administrative Agent and the Lenders party hereto, and the reasonable documented fees and disbursements of counsel to the Administrative Agent and the Lenders party hereto, in connection with the negotiation, preparation, execution and delivery of this Amendment and any other documents to be delivered in connection herewith on the Amendment Effective Date or after such date.

SECTION 5       Post-Closing.  On or prior to May 1, 2023 (or such later date as the Required Lenders may agree to in their sole discretion), the Borrower shall deliver to Administrative Agent and Lenders,  a revised 2023 budget and cost savings plan, which when delivered shall be satisfactory to the Lenders in their sole discretion.  Notwithstanding anything herein or in any other Loan Document to the contrary, the failure of the Borrower to satisfy the foregoing obligation within the time period set forth herein shall automatically result in an Event of Default.

SECTION 6        Miscellaneous.

(a)         Loan Documents Otherwise Not Affected; Reaffirmation.  Except as expressly amended pursuant hereto or referenced herein, the Existing Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect and are hereby ratified and confirmed in all respects.  The Lenders’ and the Administrative Agent’s execution and delivery of, or acceptance of, this Amendment shall not be deemed to create a course of dealing or otherwise create any express or implied duty by any of them to provide any other or further amendments, consents or waivers in the future.  The Borrower hereby reaffirms the grant of security under Section 3 of the Security Agreement and any other applicable Security Document and hereby reaffirms that such grants of security in the Collateral secures all Secured Obligations (as defined in the Security Agreement) under the Amended Credit Agreement and the other Loan Documents.

(b)          Conditions.  For purposes of determining compliance with the conditions specified in Section 4, each Lender that has signed this Amendment shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the Amendment Effective Date specifying its objection thereto.  The Lenders signatory to this Amendment constitute Required Lenders for all purposes of this Amendment.

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(c)          Release.  In consideration of the agreements of Administrative Agent and each Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, on behalf of itself, the other Loan Parties and its and their successors, assigns, and other legal representatives, hereby fully, absolutely, unconditionally and irrevocably releases, remises and forever discharges Administrative Agent and each Lender, and its and their successors and assigns, and its and their present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Administrative Agent, the Lender and all such other persons being hereinafter referred to collectively as the “Releasees” and individually as a “Releasee”), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set‑off, demands and liabilities whatsoever of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which the Borrower, any other Loan Party or any of its or their successors, assigns, or other legal representatives may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the day and date of this Amendment, including, without limitation, for or on account of, or in relation to, or in any way in connection with the Existing Credit Agreement, or any of the other Loan Documents or transactions thereunder or related thereto (collectively, the “Released Claims”).  The Borrower understands, acknowledges and agrees that the release set forth above (the “Release”) may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.  The Borrower agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above.  Without the generality of the foregoing, the Borrower hereby waives the provisions of any statute or doctrine that prevents a general release from extending to claims unknown by the releasing party.  The Borrower acknowledges that the agreements in this Section are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Claims.  The Borrower acknowledges that the Release constitutes a material inducement to Administrative Agent and the Lenders to enter into this Amendment and that Administrative Agent and the Lenders would not have done so but for Administrative Agent’s and the Lenders’ expectation that the Release is valid and enforceable in all events.  Notwithstanding the foregoing Section 6(c), nothing in this Amendment is intended to, and shall not, release the Borrower’s rights and obligations under this Amendment or bar the Borrower from seeking to enforce or effectuate this Amendment.

(d)          No Reliance.  The Borrower hereby acknowledges and confirms to the Administrative Agent and the Lenders that it is executing this Amendment on the basis of its own investigation and for its own reasons without reliance upon any agreement, representation, understanding or communication by or on behalf of any other Person.

(e)          Binding Effect.  This Amendment binds and is for the benefit of the successors and permitted assigns of each party.

(f)          Governing Law.  This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

(g)         Submission to Jurisdiction; Waiver of Venue; Service of Process; Waiver of Jury Trial.  Each of the parties hereto hereby irrevocably and unconditionally agrees that Sections 9.09(b), 9.09(c), 9.09(d) and 9.10 of the Existing Credit Agreement are incorporated herein mutatis mutandis.

(h)          Headings and Recitals.  Section and Subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.  The recitals set forth at the beginning of this Amendment are true and correct, and such recitals are incorporated into and are a part of this Amendment.

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(i)          Complete Agreement; Amendments.  This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements with respect to such subject matter.  All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Amendment and the Loan Documents merge into this Amendment and the Loan Documents.

(j)          Severability of Provisions.  Each provision of this Amendment is severable from every other provision in determining the enforceability of any provision.

(k)        Counterparts.  This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Amendment.  Delivery of an executed counterpart of a signature page of this Amendment by facsimile, portable document format (.pdf) or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

(l)          Loan Documents. This Amendment and the documents related thereto shall constitute Loan Documents.

(m)        Electronic Execution of Certain Other Documents.  The words “execution,” “execute”, “signed,” “signature,” and words of like import in this Amendment and the transactions contemplated hereby shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

[Balance of Page Intentionally Left Blank; Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment, as of the date first above written.

SATIXFY COMMUNICATIONS LTD,
as Borrower

By:	/s/ Ido Gur
Name: Ido Gur
Title: CEO

By:	/s/ Oren Harari
Name: Oren Harari
Title: Interim CFO

[Signature Page to Second Amendment to Credit Agreement]

WILMINGTON SAVINGS FUND SOCIETY, FSB,
as Administrative Agent

By:	/s/ Raye Goldsborough
Name: Raye Goldsborough
Title: Vice President

FP CREDIT PARTNERS II AIV, L.P.,
as a Lender
By: FP Credit Partners GP II, L.P. Its: General Partner By: FP Credit Partners GP II Management, LLC Its: General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Director

FP CREDIT PARTNERS PHOENIX II AIV, L.P.,
as a Lender
By: FP Credit Partners GP II, L.P. Its: General Partner
By: FP Credit Partners GP II Management, LLC Its: General Partner
By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Second Amendment to Credit Agreement]

FP CREDIT PARTNERS AIV, L.P.,
as a Lender
By: FP Credit Partners GP, L.P. Its: General Partner
By: FP Credit Partners GP Management, LLC Its: General Partner
By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

FP CREDIT PARTNERS PHOENIX AIV, L.P.,
as a Lender
By: FP Credit Partners GP, L.P. Its: General Partner
By: FP Credit Partners GP Management, LLC Its: General Partner
By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Second Amendment to Credit Agreement]

ACKNOWLEDGMENT AND REAFFIRMATION

April 23, 2023

By its execution hereof, each Subsidiary Guarantor hereby expressly (a) represents and warrants that (i) it has the corporate or limited liability company, as applicable, power and authority to execute, deliver and perform this Acknowledgment and Reaffirmation, (ii) it has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Acknowledgment and Reaffirmation, (iii) this Acknowledgment and Reaffirmation has been duly executed and delivered on behalf of such Subsidiary Guarantor, and (iv) this Acknowledgment and Reaffirmation constitutes a legal, valid and binding obligation of such Subsidiary Guarantor, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law), (b) consents to the Waiver and Second Amendment to Credit Agreement dated as of the date hereof, by and among SatixFy Communications Ltd, a limited liability company organized under the laws of Israel with company registration number 51-613503-5, the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent for the lenders (the “Amendment”; all capitalized undefined terms used herein shall have the meanings assigned in the Amendment and if not defined in the Amendment, shall have the meanings assigned thereto in the Amended Credit Agreement (as defined in the Amendment)) and (c) acknowledges that the covenants, representations, warranties and other obligations set forth in the Amended Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect.  In furtherance of the foregoing, each Subsidiary Guarantor (i) affirms that each of the Liens granted in or pursuant to the Security Documents are valid and subsisting, (ii) agrees that the Agreement shall in no manner impair or otherwise adversely affect any of the Liens granted in or pursuant to the Security Documents, (iii) reaffirms its guarantee of the Guaranteed Obligations, as set forth in that certain Guaranty dated as of February 1, 2022 and (iv) irrevocably and unconditionally agrees that Sections 6(c), (f) and (g) of the Amendment are incorporated herein mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Acknowledgement and Reaffirmation, as of the date first above written.

SATIXFY ISRAEL LTD,
as a Subsidiary Guarantor

By:	/s/ Yoav Leibovitch
Name: Yoav Leibovitch
Title: Director

SATIXFY UK LIMITED,
as a Subsidiary Guarantor

By:	/s/ Menachem Burko
Name: Menachem Burko
Title: Director

By:	/s/ D.L. Willets
Name: David Willets
Title: Director

SATIXFY SPACE SYSTEMS UK LTD,
as a Subsidiary Guarantor

By:	/s/ Menachem Burko
Name: Menachem Burko
Title: Director

By:	/s/ D.L. Willets
Name: David Willets
Title: Director

ANNEX A

AMENDED CREDIT AGREEMENT

Execution Copy
═══════════════════════════════════════════════════════

CREDIT AGREEMENT

dated as of

February 1, 2022,

as amended by the First Amendment to Credit Agreement, dated as of September 13, 2022 and as further amended by the Waiver and Second Amendment to Credit Agreement, dated as of April 23, 2023 among

SATIXFY COMMUNICATIONS LTD,

the LENDERS party hereto,

and

WILMINGTON SAVINGS FUND SOCIETY, FSB,

as Administrative Agent

═══════════════════════════════════════════════════════

TABLE OF CONTENTS

SCHEDULE 1.01(a)	–	Term Commitments
SCHEDULE 1.01(b)	–	Permitted Holders
SCHEDULE 3.06(a)	–	Litigation
SCHEDULE 3.06(b)	–	Environmental Matters
SCHEDULE 3.09	–	Taxes
SCHEDULE 3.15	–	Subsidiaries
SCHEDULE 5.13	–	Post-Closing Obligations
SCHEDULE 6.01	–	Existing Indebtedness
SCHEDULE 6.02	–	Existing Liens
SCHEDULE 6.06	–	Existing Investments
SCHEDULE 6.09	–	Restrictive Agreements
SCHEDULE 9.01	–	Addresses for Notices

EXHIBIT A	Form of Assignment and Assumption
EXHIBIT B	Form of Borrowing Request
EXHIBIT C	[Reserved]
EXHIBIT D	Form of Term Loan Note
EXHIBIT E	Form of Joinder Agreement
EXHIBIT F	Form of U.S. Tax Compliance Certificate
EXHIBIT G	Form of Solvency Certificate
EXHIBIT H	Form of Guaranty Agreement
EXHIBIT I	Form of Security Agreement

CREDIT AGREEMENT, dated as of February 1, 2022, as amended by that certain First Amendment dated as of September 13, 2022 and as further amended by that certain Waiver and Second Amendment dated as of April 23, 2023 (this “Agreement”), among SATIXFY COMMUNICATIONS LTD, a limited liability company organized under the laws of Israel with company registration number 51-613503-5 (the “Borrower”), the LENDERS party hereto, and WILMINGTON SAVINGS FUND SOCIETY, FSB, as Administrative Agent.

W I T N E S S E T H:

WHEREAS, the Borrower has requested that the Lenders extend credit in the form of Term Loans (as hereinafter defined) on the Effective Date (as hereinafter defined) in an aggregate principal amount not to exceed $55,000,000; and

WHEREAS, the Lenders are willing to extend such credit to the Borrower on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the above premises, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01          Defined Terms.  As used in this Agreement, the following terms have the meanings specified below:

“Accounting Changes” has the meaning set forth in Section 1.03(c).

“Acquisition” means the acquisition by the Borrower or any other Subsidiary, in one transaction or a series of related transactions, of (a) Capital Stock of any other Person if, after giving effect thereto, (i) more than 50% of the Capital Stock of such other Person is owned by the Borrower or such Subsidiary or (ii) such other Person is consolidated with the Borrower or such other Subsidiary in accordance with IFRS, (b) all or substantially all of the assets of any other Person, or (c) assets constituting one or more business units of any other Person.

“Administrative Agent” means Wilmington Savings Fund Society, FSB, in its respective capacities as Administrative Agent for the Lenders hereunder and collateral agent for the Secured Parties, and each of its successors and assigns as permitted under this Agreement.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent Fee Letter” means certain letter agreement dated the Closing Date between the Borrower and the Administrative Agent, as amended, modified, supplemented or amended and restated from time to time

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Borrower or any of its Subsidiaries from time to time concerning or relating to bribery or corruption.

“Applicable Prepayment Premium” has the meaning set forth in Section 2.13(b).

“Applicable Withholding Agent” has the meaning set forth in Section 2.18(a).

“Approved Electronic Platform” has the meaning set forth in Section 8.03.

“Approved Fund” means any Person (other than a natural person or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Asset Sale” means any Disposition of property or series of related Dispositions of property made pursuant to Sections 6.04(m) or 6.04(p).

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section  9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period or an “Interest Payment Date” pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the applicable determination of the interest period or an “Interest Payment Date” pursuant to Section 2.15(b)(iv).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom,  Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Event” means, with respect to any Person, such Person becomes the subject of a voluntary or involuntary bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment or has had any order for relief in such proceeding entered in respect thereof, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, unless such ownership interest results in or provides such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permits such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.15(b).

“Benchmark Replacement” means with respect to any Benchmark Transition Event, the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent (at the direction of the Required Lenders and in consultation with Borrower) giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment. If the Benchmark Replacement as so determined would be less than the Index Floor, such Benchmark Replacement will be deemed to be the Index Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Available Tenor, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent (at the direction of the Required Lenders in consultation with Borrower) giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)          in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)          in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)          a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)          a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)          a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the ninetieth (90th) day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than ninety (90) days after such statement or publication, the date of such statement or publication).

“Benchmark Unavailability Period” means the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.15(b) and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.15(b).

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code to which Section 4975 of the Code applies, and (c) any Person whose assets include (for purposes of the Plan Asset Regulations or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Board of Directors” means (a) with respect to a corporation or company, the board of directors of the corporation, company or any committee thereof duly authorized to act on behalf of such board, (b) with respect to a partnership, the board of directors of the general partner of the partnership, (c) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof, and (d) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Observer” has the meaning set forth in Section 5.12.

“BOD Meeting” has the meaning set forth in Section 5.12.

“Borrower” means SatixFy Communications Ltd, a company organized under the laws of Israel.

“Borrower Floating Charge” means the Israeli law floating charge agreement, dated as of the Effective Date, among the Borrower and the Administrative Agent, creating an Israeli law floating charge over all of the assets of the Borrower.

“Borrower Obligations” means all of the Obligations of the Borrower.

“Borrowing” means a borrowing of Term Loans pursuant to Section 2.01.

“Borrowing Request” means a request by the Borrower for a Borrowing in accordance with Section 2.02, which shall be substantially in the form of Exhibit B or any other form approved by the Administrative Agent.

“Business Day” means (a) any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed and (b) for any payments, the term “Business Day” shall also exclude any day on which banks are not open in Tel Aviv, Israel.

“Capital Expenditures” means, for any period, expenditures (including the aggregate amount of Capital Lease Obligations incurred during such period) made by the Borrower or any of its Subsidiaries to acquire or construct fixed assets, plant and equipment (including renewals, improvements and replacements, but excluding repairs) or in respect of software development costs during such period computed in accordance with IFRS.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS as in effect on the Effective Date, and the amount of such obligations as of any date shall be the capitalized amount thereof determined in accordance with IFRS as in effect on the Effective Date that would appear on a balance sheet of such Person prepared in accordance with IFRS.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.  Notwithstanding the foregoing, Convertible Indebtedness shall not constitute Capital Stock.

“Cash Equivalent” means:

(a)  direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof;

(b)  investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c)  investments in certificates of deposit, banker’s acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d)  fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) of this definition and entered into with a financial institution satisfying the criteria described in clause (c) of this definition; and

(e)  money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000.

“Change in Control” means the occurrence of any of the following events: (a) at any time prior to the consummation of the Qualifying SPAC Transaction, (i) any reorganization, recapitalization, consolidation or merger (or similar transaction or series of related transactions) of the Borrower, or sale or exchange of outstanding Capital Stock (or similar transaction or series of related transactions) of the Borrower, in each case, in which the holders of Borrower’s outstanding shares immediately before consummation of such transaction or series of related transactions do not, immediately after consummation of such transaction or series of related transactions, retain shares representing more than fifty percent (50%) of the aggregate ordinary voting power represented by the issued and outstanding shares of the surviving entity of such transaction or series of related transactions (or the parent of such surviving entity if such surviving entity is wholly owned by such parent), in each case without regard to whether the Borrower is the surviving entity or (ii) any Person (other than Permitted Holders) shall have obtained the power (whether or not exercised) to elect a majority of the members of the Board of Directors of the Borrower; (b) at any time on or after consummation of the Qualifying SPAC Transaction, (i) the acquisition of beneficial ownership, directly or indirectly, by any Person or group (within the meaning of the Exchange Act and the rules of the SEC thereunder) (other than the Permitted Holders), of shares representing more than 35% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Borrower or (ii) any Person or group (within the meaning of the Exchange Act and the rules of the SEC thereunder) obtains the power (whether or not exercised) to elect a majority of the members of the Board of Directors of the Borrower; (c) except as expressly permitted by Section 6.03, the Borrower ceases to own, directly or indirectly, beneficially and of record, one hundred percent (100%) of the issued and outstanding Capital Stock of each Subsidiary of the Borrower (excluding, for the avoidance of doubt, Jet-Talk Limited); or (d) any “change of control,” “fundamental change” or similar event (howsoever defined) under the indenture governing any Convertible Indebtedness.  Notwithstanding the foregoing provisions of this definition, the Qualifying SPAC Transaction shall not constitute a Change in Control.

“Change in Law” means (a) the adoption of any law, rule or regulation after the Effective Date, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Effective Date or (c) compliance by any Lender (or, for purposes of Section 2.16(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Effective Date; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, or any rules, regulations, interpretations, guidelines or directives promulgated thereunder or issued in connection therewith and (ii) all requests, rules, regulations, guidelines, interpretations or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities (whether or not having the force of law), in each case pursuant to Basel III, shall in each case be deemed to be a Change in Law regardless of the date enacted, adopted, issued, promulgated or implemented.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” has the meaning set forth in the Security Agreement and all of the “Collateral” as defined in any Security Document and any other asset pledge pursuant to any Security Document.

“Competitor” means any Person (which, for purposes of this definition, shall be deemed to exclude any natural person and any Governmental Authority) which is engaged in similar business operations as the Borrower and its Subsidiaries.

“Competitor Holding Company” means a direct or indirect holding company of a Competitor.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day”, the determination of any interest period, Interest Payment Date or any similar or analogous definition (or the addition of a concept of “interest period”), the definition of “U.S. Government Securities Business Day”, timing and frequency of determining rates and making payments of interest, timing of issuance requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods or observation shifts, the applicability of Section 2.15(d), and other technical, administrative or operational matters) that the Administrative Agent (at the direction of the Required Lenders) decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent (at the direction of the Required Lenders) decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent (at the direction of the Required Lenders) decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Consolidated Adjusted EBITDA” means, for any period, an amount equal to (a) Consolidated Net Income for such period, plus to the extent reducing Consolidated Net Income, the sum, without duplication, of (i) Consolidated Interest Expense, (ii) consolidated income tax expense for such period, (iii) all amounts attributable to depreciation and amortization for such period, and (iv) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent that it represents an accrual or reserve for a potential cash charge in any future period or amortization of a prepaid cash charge that was paid in a prior period), minus (b) non-cash gains increasing Consolidated Net Income for such period (excluding any such non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash gain in any prior period).  For the purposes of calculating Consolidated Adjusted EBITDA for any Reference Period, (x) if at any time during such Reference Period the Borrower or any Subsidiary shall have made any Asset Sale, the Consolidated Adjusted EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated Adjusted EBITDA (if positive) attributable to the property that is the subject of such Asset Sale for such Reference Period or increased by an amount equal to the Consolidated Adjusted EBITDA (if negative) attributable thereto for such Reference Period and (y) if during such Reference Period the Borrower or any Subsidiary shall have made an Acquisition, Consolidated Adjusted EBITDA for such Reference Period shall be calculated after giving effect thereto on a Pro Forma Basis.

“Consolidated Interest Expense” shall mean, with respect to any period, total consolidated interest expense (including interest attributable to Capital Lease Obligations in accordance with IFRS) of the Borrower and its Subsidiaries for such period, determined on a consolidated basis in accordance with IFRS, with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries (including, without limitation, all commissions, discounts and other fees and charges owed by the Borrower and its Subsidiaries with respect to letters of credit and bankers’ acceptance financing net of interest income of the Borrower and its Subsidiaries.

“Consolidated Net Income” shall mean, for any period, the consolidated net income (or loss) of the Borrower and its Subsidiaries for such period, determined on a consolidated basis in accordance with IFRS; provided, however, that there shall be excluded, without duplication: (a) the income (or loss) of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Borrower or any of its Subsidiaries or that Person’s assets are acquired by the Borrower or any of its Subsidiaries; (b) the income (or loss) of any Person that is not a Subsidiary of the Borrower or that is accounted for by the equity method of accounting; provided that Consolidated Net Income shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash or Cash Equivalents (or to the extent subsequently converted into cash or Cash Equivalents) to the Borrower or any of its Subsidiaries by such Person in such period; (c) the undistributed earnings of any Subsidiary of the Borrower (other than a Loan Party) to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by any Contractual Obligation (other than under any Loan Document) or Requirement of Law applicable to such Subsidiary; (d) any after-tax effect of any extraordinary, non-recurring or unusual items (including gains or losses and all fees and expenses relating thereto) for such period; (e) all non-cash expenses realized in connection with or resulting from equity or equity-linked compensation plans, employee benefit plans or agreements or post-employment benefit plans or agreements, or grants or sales of stock, stock appreciation, awards under any successor plans of the Borrower or its Subsidiaries’ option or equity plans or similar rights, stock options, restricted stock, preferred stock, stock appreciation or other similar rights; (f) any impairment charge or asset write-off or write-down related to intangible assets (including goodwill), long-lived assets, and investments in debt and equity securities recorded using the equity method, in each case, (i) including as a result of a Change in Law and (ii) pursuant to IFRS and (g) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period to the extent included in Consolidated Net Income.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” and “Controlled” have meanings correlative thereto.

“Convertible Indebtedness” means after the consummation of the Qualifying SPAC Transaction, Indebtedness of the Borrower permitted to be incurred under the terms of this Agreement that is either convertible or exchangeable into Capital Stock of the Borrower (and cash in lieu of fractional shares) and/or cash (in an amount determined by reference to the price of such Capital Stock).

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed, within two Business Days of the date required to be funded or paid, to (i) fund any portion of its Term Loans, (ii) [reserved] or (iii) pay over to any Loan Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrower or any Loan Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by a Loan Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Term Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Loan Party’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) has, or has a direct or indirect parent company that has, become the subject of (A) a Bankruptcy Event or (B) a Bail-In Action.

“Designated Non-Cash Consideration” means the fair market value (as reasonably determined by the Borrower in good faith) of non-cash consideration received by the Borrower or any of its Subsidiaries in connection with a Disposition that is so designated as “Designated Non-Cash Consideration” pursuant to a certificate of a Responsible Officer of the Borrower minus the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-Cash Consideration.

“Disclosed Matters” means the actions, suits and proceedings disclosed in Schedule 3.06(a) and the environmental matters disclosed in Schedule 3.06(b).

“Disposition” or “Dispose” means, with respect to any property or right, any sale, lease, sale and leaseback, license, assignment, conveyance, transfer or other disposition thereof (including by operation or as a result of an LLC Division) (excluding the sale by the Borrower of its own Capital Stock).  For the avoidance of doubt, (i) the issuance of Convertible Indebtedness and payments or deliveries upon conversion, redemption, repurchase or exchanges thereof and (ii) the unwinding, settlement or termination of any Permitted Bond Hedge Transaction or Permitted Warrant Transaction shall not constitute “Dispositions.”

“Disqualified Lender” means (a) any Competitor or Competitor Holding Company and any Affiliate of any Competitor or Competitor Holding Company, in each case that is specified to the Administrative Agent by the Borrower in writing by name on the Effective Date (the list of such Persons, the “Disqualified Lenders List”), (b) any additional Competitor or Competitor Holding Company and any additional Affiliate of any Competitor or Competitor Holding Company, in each case that has been specified by the Borrower in writing to the Administrative Agent after the Effective Date, and (c) any Affiliate of any Person described in the foregoing clauses (a) or (b) that is clearly identifiable solely on the basis of the similarity of its name as an Affiliate of such Person(s); provided that notwithstanding anything herein to the contrary, (i) any person that is a Lender and subsequently becomes a Disqualified Lender will be deemed to not be a Disqualified Lender hereunder, (ii) “Disqualified Lender” shall exclude any Person identified by the Borrower as no longer being a “Disqualified Lender” by written notice to the Administrative Agent, and (iii) in no event shall the designation of any Person as a Disqualified Lender pursuant to the foregoing clause (b) apply (x) to disqualify any Person until three (3) Business Days after such Person shall have been identified in writing to the Administrative Agent via electronic mail submitted to rgoldsborough@wsfsbank.com (or to such other address as the Administrative Agent may designate to the Borrower from time to time) (the “Designation Effective Date”), or (y) retroactively to disqualify any Person that, prior to the Designation Effective Date, has (1) acquired an assignment or participation interest under this Agreement or (2) entered into a trade to acquire an assignment or participation interest under this Agreement.

“Disqualified Lenders List” has the meaning set forth in clause (a) of the definition of “Disqualified Lender”, as the same may be supplemented from time to time pursuant to clause (b) of the definition of “Disqualified Lender”.

“Disqualified Stock” means  with respect to any Person, Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition, matures or is mandatorily redeemable (other than solely as a result of a change of control, asset sale or recovery event) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control, asset sale or recovery event), in whole or in part, in each case prior to the date that is 91 days after the Latest Maturity Date (as determined as of the date of issuance of such Capital Stock); provided that if such Capital Stock is issued to any plan for the benefit of employees of any Loan Party or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by any Loan Party in order to satisfy applicable statutory or regulatory obligations.

“Dollars” or “$” refers to lawful money of the United States of America.

“Domestic Loan Party” means any Loan Party organized or incorporated under the laws of the United States.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).

“English Law Debenture” means the English law governed debenture among the English Loan Parties and the Administrative Agent.

“English Law Security Documents” means the English Law Debenture, the English Law Share Charge and any other Security Document which is governed by the laws of England and Wales.

“English Law Share Charge” means the English law governed share charge between the Borrower and the Administrative Agent.

“English Loan Parties” means any Loan Party incorporated under the laws of England and Wales.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to (a) the protection of the environment, (b) preservation or reclamation of natural resources, (c) the management, release or threatened release of any hazardous or toxic material or (d) health and safety matters (as relating to exposure to any hazardous or toxic material).

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Rights” means, with respect to any Person, any subscriptions, options, warrants, commitments, preemptive rights or agreements of any kind (including any shareholders’ or voting trust agreements) for the issuance, sale, registration or voting of, or securities convertible into, any additional shares of Capital Stock of any class or type of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or Section 4001(14) of ERISA or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA with respect to a Plan (other than an event for which the 30 day notice period is waived); (b) the failure of the Borrower or any ERISA Affiliate to satisfy the “minimum funding standard” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived, with respect to any Plan; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Borrower or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by the Borrower or any ERISA Affiliate of any liability with respect to the complete withdrawal or partial withdrawal (within the meanings of Sections 4203 and 4205 of ERISA) of the Borrower or any ERISA Affiliate from any Multiemployer Plan; or (g) the receipt by the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower or any ERISA Affiliate of any notice, concerning the imposition upon the Borrower or any ERISA Affiliate of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent, within the meaning of Title IV of ERISA.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Event of Default” has the meaning assigned to such term in Article VII.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Subsidiary” means (a) each Immaterial Subsidiary, (b) each Subsidiary (other than any Subsidiaries existing on the Effective Date and any future Subsidiaries formed or organized in Israel, the United Kingdom or the United States) if, and for so long as, the guarantee of the Guaranteed Obligations by such Subsidiary would require the consent, approval, license or authorization of a Governmental Authority or under any binding Contractual Obligation with any Person other than the Borrower or any Subsidiary existing on the Effective Date (or, if later, the date such Subsidiary is acquired (so long as such Contractual Obligation is not incurred in contemplation of such acquisition)), except to the extent such consent, approval, license or authorization has actually been obtained and provided that the Borrower shall use commercially reasonable efforts to obtain such consent, approval, license or authorization, and (c) each Subsidiary with respect to which, as reasonably determined by the Borrower and the Administrative Agent, the cost of providing a guarantee of the Guaranteed Obligations is excessive in view of the benefits to be obtained by the Guaranteed Parties in each case of this definition; provided that any such Subsidiary shall cease to be an Excluded Subsidiary at such time as (i) the foregoing clauses (a) through (c) cease to apply or (ii) the Borrower causes such Subsidiary to become a Subsidiary Guarantor.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder or under any other Loan Document, (a) Taxes imposed on (or measured by) its net income (however denominated), franchise Taxes and branch profits Taxes, in each case, (i) imposed by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located or (ii) that are Other Connection Taxes, (b) in the case of a Lender, any United States federal withholding Tax that is imposed on amounts payable to such Lender pursuant to a law in effect on the date on which (i) such Lender becomes a party to this Agreement (other than an assignee pursuant to a request by the Borrower under Section 2.20(b)), or (ii) such Lender designates a new lending office, except in each case to the extent that such Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding Tax pursuant to Section 2.18(a), (c) Taxes attributable to the recipients failure to comply with Section 2.18(e), and (d) any withholding Taxes imposed under FATCA.  Any Israeli value added tax required to be paid with respect to a payment made pursuant to this Agreement or any Loan Document shall not be included in the definition of “Excluded Taxes”.

 “Existing Credit Facilities” means (a) that certain Loan Agreement dated as of March 12, 2020 by and among SatixFy UK Limited, a UK company, with a business address at Spectrum Point 279 Farnborough Road, Farnborough, Hampshire, England, GU14 7LS and Alfred H. Moses, Trustee of the Alfred H. Moses, (b) that certain Loan Agreement dated as of April 30, 2020 by and among Satixfy Israel Ltd. And Mizrahi Tefahot Bank Ltd. and (c) that certain Master Agreement dated as of April 19, 2021 by and among the Borrower. and Liquidity Capital II L.P.

“FATCA” means Sections 1471 through 1474 of the Code, as of the Effective Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code and any law, regulation, rule, promulgation, guidance notes, practices or official agreement with respect to the foregoing.

“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions, as determined in such manner as the NYFRB shall set forth on its public website from time to time, and published on the next succeeding Business Day by the NYFRB as the effective federal funds rate; provided that if the Federal Funds Effective Rate as so determined would be less than zero, such rate shall be deemed to zero for the purposes of this Agreement.

“Flood Insurance Laws” means, collectively, (a) the National Flood Insurance Reform Act of 1994 (which comprehensively revised the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973) as now or hereafter in effect or any successor statute thereto, (b) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any suc-cessor statute thereto, and (c) the Biggert-Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto.

“Foreign Lender” means (a) if the Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender that is resident or organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

“Foreign Loan Party” means any Loan Party other than a Domestic Loan Party.

“FP Share Purchase Agreement” means that certain Equity Grant Agreement, dated as of the Effective Date, by and among the Borrower, FP Credit Partners, L.P., FP Credit Partners Phoenix, L.P., FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P.

“FP Stock Purchase” means consummation of the Closing and the execution and delivery of the Transaction Documents (each defined term used in this definition, as defined in the FP Share Purchase Agreement).

“GAAP” means generally accepted accounting principles in the United States of America set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States of America, that are applicable to the circumstances as of the date of determination, consistently applied.

“Governmental Authority” means the government of the United States of America, the State of Israel, the United Kingdom, or any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (d) as an account party in respect of any letter of credit, bankers’ acceptance or letter of guaranty issued to support such Indebtedness or obligation; provided that the term Guarantee shall not include (i) endorsements for collection or deposit in the ordinary course of business, (ii) performance guarantees in the ordinary course of business or (iii) any liability of the Borrower or its Subsidiaries as a general partner of a partnership (other than a wholly-owned Subsidiary of the Borrower) in respect of the Indebtedness of such partnership.

“Guaranteed Parties” means, collectively, the Lenders, the Administrative Agent, any other holder from time to time of any Guaranteed Obligations and, in each case, their respective successors and permitted assigns.

“Guaranteed Obligations” has the meaning set forth in the Guaranty Agreement.

“Guaranty” means the Guarantee of the Guaranteed Obligations pursuant to the Guaranty Agreement.

“Guaranty Agreement” means the Guaranty Agreement among the Subsidiary Guarantors and the Administrative Agent in the form of Exhibit H.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Hedging Agreement” means any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), and any other agreements or arrangements designed to manage interest rates or interest rate risk and other agreements or arrangements designed to protect against fluctuations in currency exchange rates, whether or not any such agreement, arrangement or transaction is governed by or subject to any master agreement (regardless of whether such agreement or instrument is classified as a “derivative” pursuant to FASB ASC Topic No. 815 and required to be marked-to-market).

“Holding Subsidiary” means, with respect to any specified Person, any other Person of which each direct or indirect Subsidiary of such specified Person that owns any asset or conducts any business or operations (other than the ownership of securities of one or more affiliated Persons) is a direct or indirect wholly owned Subsidiary.

“IFRS” shall mean international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements delivered under or referred to herein.

“IIA Approval” means an approval from the Israeli Innovation Authority for the pledge of the IIA-Funded Know-How in favor of the Administrative Agent as security for the Obligations granted in connection with the transactions contemplated by the Loan Documents.

“IIA-Funded Know-How” means the intellectual property forming part of the Collateral that was developed with the support of the Israeli Innovation Authority, including any rights derived therefrom.

“IIA Provision” has the meaning set forth in Section 5.03(c).

“IIA Rights” means all the rights, powers and privileges of the Research Committee by virtue of the Research Law and/or any instrument of approval granted by the Israeli Innovation Authority, pursuant to the Israeli Innovation Authority’s powers under the Research Law.

“IIA Undertaking” means an undertaking granted by the Administrative Agent in favour of  the Israeli Innovation Authority in the form required by the Israeli Innovation Authority in connection with the IIA Approval.

“Immaterial Subsidiary” means any Subsidiary that (a) did not, as of the last day of the fiscal quarter of the Borrower most recently ended for which financials have been delivered, have gross assets with a value in excess of 5.0% of the consolidated total assets of the Borrower and its Subsidiaries, or revenues representing in excess of 5.0% of the consolidated total revenues of the Borrower and its Subsidiaries, for the four fiscal quarters ended as of such date and (b) taken together with all Immaterial Subsidiaries as of the last day of the fiscal quarter of the Borrower most recently ended for which financials have been delivered, did not have gross assets with a value in excess of 10.0% of consolidated total assets of the Borrower and its Subsidiaries, or revenues representing in excess of 10.0% of consolidated total revenues of the Borrower and its Subsidiaries for the four fiscal quarters ended as of such date; provided that (x) such Subsidiary is not obligated on any Indebtedness for borrowed money and (y) the Capital Stock in such Subsidiary is pledged as Collateral.  Each Immaterial Subsidiary shall be set forth in Schedule 3.15, and the Borrower shall promptly update such Schedule from time to time after the Effective Date as necessary to reflect all Immaterial Subsidiaries at such time.  As of the Effective Date, each of SatixFy U.S. LLC and SatixFy Bulgaria Ltd are Immaterial Subsidiaries.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) for purposes of Section 6.01 only, all obligations of such Person in respect of Hedging Agreements, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable or accounts payable no later than 90 days past due, in each case incurred in the ordinary course of business, milestone payments incurred in connection with any investment or series of related investments, any earn-out obligation except to the extent such obligation is a liability on the balance sheet of such Person in accordance with IFRS at the time initially incurred and deferred or equity compensation arrangements payable to directors, officers or employees), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed (such Indebtedness shall be limited to the lesser of (x) the amount of such Indebtedness and (y) the fair market value of the property securing such Indebtedness), (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (k) all monetary obligations under any receivables factoring, receivables sales or similar transactions and all monetary obligations under any synthetic lease, tax ownership/operating lease, off-balance sheet financing or similar financing, and (l) all Disqualified Stock.  The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.  Notwithstanding the foregoing, a Permitted Bond Hedge Transaction shall not constitute Indebtedness.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower or any other Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Index Floor” means 3.0%.

“Interest Payment Date” means (a) the last Business Day of March, June, September and December in each year, commencing with March 31, 2022 and (b) the date that the Qualifying SPAC Transaction has been consummated.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the acquisition by such Person of any stock, bonds, notes, debentures, partnership or other ownership interests or other securities (including Capital Stock) of any other Person, (b) any advance, loan or extension of credit by such Person, to any other Person, or guaranty or other similar obligation of such Person with respect to any Indebtedness of such other Person (other than Indebtedness constituting trade payables in the ordinary course of business and excluding, in the case of the Borrower and its Subsidiaries, intercompany liabilities having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) incurred in the ordinary course of business in connection with the cash management operations of the Borrower and its Subsidiaries), or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a division, business unit or line of business.  For purposes of covenant compliance, the amount of any Investment shall be (i) (x) the amount actually invested plus (y) the cost of any addition thereto that otherwise constitutes an Investment, in each case as determined immediately prior to the time of each such Investment, without adjustment for subsequent increases or decreases in the value of such Investment minus (ii) the amount of dividends or distributions received in connection with such Investment and any return of capital and any payment of principal received in respect of such Investment that in each case is received in cash or Cash Equivalents.

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999, and any regulations promulgated thereunder.

“Israeli Insolvency Law” means the Israeli Insolvency and Economic Rehabilitation Law, 5778-2018, and any regulations promulgated thereunder.

“Israeli Security Documents” means the Israeli Share Pledge, the Borrower Floating Charge, the Satixfy Israel Floating Charge, the Satixfy Israel IP Charge and any other Israeli law Security Document entered into from time to time.

“Israeli Share Pledge” means the Israeli law share pledge agreement, dated as of the Effective Date, among the Borrower and the Administrative Agent, creating an Israeli law share pledge over all of the issued and outstanding equity interests in Satixfy Israel.

“Israeli Loan Parties” means any Loan Party incorporated under the laws of Israel.

“ITA” means the Israeli Tax Authority.

“Joinder Agreement” means a Joinder Agreement substantially in the form of Exhibit E executed and delivered by a Subsidiary that, pursuant to Section 5.11(a), is required to become a “Guarantor” under the Guaranty Agreement and a “Secured Party” under the Security Agreement in favor of the Administrative Agent.

“Junior Indebtedness” means any Indebtedness of the Borrower or its Subsidiaries in an aggregate principal amount exceeding $250,000 that is unsecured or junior or subordinated in right of payment or security to the Obligations.

“Latest Maturity Date” means, at any date of determination, the latest maturity date applicable to any then-outstanding Term Loan, as extended in accordance with this Agreement from time to time, and including for the avoidance of doubt the Term Loan Maturity Date.

“Legal Reservations” means (a) the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors; (b) the existence of timing limitations with respect to the bringing of claims under the applicable limitation laws, the possibility that an undertaking to assume liability for, or to indemnify a Person against, non-payment of stamp duty may be void, and defenses of set-off or counterclaim; (c) the principle that in certain jurisdictions and under certain circumstances a Lien granted by way of fixed charge may be re-characterized as a floating charge or that security purported to be constituted as an assignment may be re-characterized as a charge; (d) the principle that additional interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void; (e) the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant, (f) the principle that the creation or purported creation of collateral over any contract or agreement which is subject to a prohibition on transfer, assignment or charging may be void, ineffective or invalid and may give rise to a breach entitling the contracting party to terminate or take any other action in relation to such contract or agreement (g) provisions of a contract being invalid or unenforceable for reasons of oppression or undue influence; (h) similar principles, rights and defenses under the laws of any relevant jurisdiction, and (i) any other matters which are set out as qualifications or reservations (however described) in any legal opinion delivered pursuant to the Loan Documents.

“Lenders” means the Persons listed on Schedule 1.01(a) and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset (or any capital lease having substantially the same economic effect as any of the foregoing) relating to such asset.

“Limited Condition Transaction” means (i) any Acquisition or other Investment permitted under Section 6.06 by the Borrower or one or more of its Subsidiaries the consummation of which is not conditioned on the availability of, or on obtaining, third party financing and (ii) any redemption or repayment of Indebtedness requiring irrevocable notice in advance of such redemption or repayment.

“LLC Division” means the division of a limited liability company into two or more limited liability companies, with the dividing company continuing or terminating its existence as a result, whether pursuant to the laws of any applicable jurisdiction or otherwise.

“Loan Documents” means, collectively, this Agreement, the Agent Fee Letter, the promissory notes (if any) executed and delivered pursuant to Section 2.11(e), the Security Documents, the Guaranty Agreement, and any amendment, waiver, supplement or other modification to any of the foregoing and any other document or instrument designated by the Borrower and the Administrative Agent as a “Loan Document”.  Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto.  For the avoidance of doubt, “Loan Documents” shall not include the FP Share Purchase Agreement or any warrant, equity or similar instrument.

“Loan Parties” means the Borrower and the Subsidiary Guarantors.

“Make-Whole Amount” means an amount equal to the excess, if any, of (a) the present value as of the date of such prepayment of (i) the principal amount of Term Loans to be repaid plus (ii) 4.00% of the principal amount of Term Loans so prepaid plus (iii) all required interest payments due on the principal amount so prepaid through the first anniversary of the Effective Date (excluding accrued and unpaid interest to such date), computed using a discount rate equal to the applicable Treasury Rate as of such date of prepayment plus 50 basis points over (b) the principal amount of Term Loans to be repaid.

“Margin Stock” means “margin stock” within the meaning of Regulations T, U and X of the Board.

“Material Adverse Effect” means any event, development or circumstance that has had a material adverse effect on (a) the business, assets, property or condition (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole or (b) the validity or enforceability of any of the Loan Documents or the rights and remedies of the Administrative Agent and the Lenders thereunder.

“Material Contract” means any contract or other arrangement to which Borrower or any of its Subsidiaries is a party (other than the Loan Documents) (a) for which breach, non-performance, cancellation or failure to renew could reasonably be expected to have a Material Adverse Effect, (b) involving any rights in material intellectual property, and (c) (including, without limitation, any agreement or instrument evidencing or governing Indebtedness) involving the aggregate consideration payable to or by Borrower or such Subsidiary is $2,500,000 or more in any fiscal year.

“Material Debt Instrument” means any physical instrument evidencing any Indebtedness for borrowed money which is required to be pledged and delivered to the Administrative Agent (or its bailee) pursuant to any Security Document.

“Material Indebtedness” means any Indebtedness (other than the Term Loans), or obligations in respect of any Hedging Agreement, of any one or more of the Borrower and its Subsidiaries in an aggregate outstanding principal amount exceeding $3,000,000.  For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Borrower or any Subsidiary in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower or any Subsidiary would be required to pay if such Hedging Agreement were terminated at such time.

“Material Real Property” has the meaning set forth in Section 5.11(b).

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage” means each mortgage, deed of trust, security deed or like instrument granting a Lien on any Mortgaged Property given by any of the Loan Parties, as grantor, to the Administrative Agent, each such Mortgage to be in form and substance reasonably satisfactory to the Administrative Agent.

“Mortgaged Properties” shall mean any real property which may from time to time be the subject of a Mortgage pursuant to Section 5.11.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which the Borrower or any ERISA Affiliate thereof is obligated or was, within the past six years, obligated to make contributions.

“Net Cash Proceeds”  means (a) in connection with any Asset Sale or any Recovery Event, the excess of (i) the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), (provided that no such proceeds from any Asset Sale or Recovery Event shall be included in the calculation of Net Cash Proceeds unless the gross proceeds (with respect to Asset Sales, valued at the initial principal amount thereof in the case of non-cash proceeds consisting of notes or other debt securities and valued at fair market value in the case of other non-cash proceeds) to the Borrower and its Subsidiaries from all Asset Sales and Recovery Events shall exceed $2,000,000 in the aggregate on a cumulative basis since the Effective Date), net of (ii) (1) attorneys’ fees, accountants’ fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness (including principal, premium or penalty, if any, and interest, breakage costs or other amounts) secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event (other than any Lien pursuant to a Security Document) and other customary fees and expenses actually incurred in connection therewith, (2) taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and (3) the amount of any reserves established by the Borrower and the Subsidiary Guarantors in accordance with IFRS to fund purchase price adjustment, indemnification and similar contingent liabilities reasonably estimated to be payable, in each case during the year that such event occurred or the next succeeding year and that are directly attributable to the occurrence of such event (as determined reasonably and in good faith by a Responsible Officer) and (b) in connection with any incurrence of Indebtedness, the proceeds received from such incurrence in the form of cash and Cash Equivalents, net of attorneys’ fees, investment banking fees, accountants’ fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith.

“NYFRB” means the Federal Reserve Bank of New York.

“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” means the rate for a federal funds transaction quoted at 11:00 a.m. on such day received by the Administrative Agent from a federal funds broker of recognized standing selected by it; provided, further, that if any of the aforesaid rates as so determined be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Obligations” means, collectively, all of the Indebtedness, liabilities and obligations (including the Applicable Prepayment Premium and any interest added to the principal of the Term Loans pursuant to the terms of this Agreement) of any Loan Party to the Administrative Agent and/or the Lenders arising under the Loan Documents, in each case whether fixed, contingent (including without limitation those Obligations incurred as a Guarantor pursuant to Article II), now existing or hereafter arising, created, assumed, incurred or acquired, and whether before or after the occurrence of any Event of Default under clause (h) or (i) of Article VII and including any obligation or liability in respect of any breach of any representation or warranty and all post-petition interest and funding losses, whether or not allowed as a claim in any proceeding arising in connection with such an event.  The term “Obligations” shall include the Borrower Obligations and Guaranteed Obligations, but shall in no event include any obligations under any warrant, equity or similar instrument.

“Other Connection Taxes” means, with respect to any recipient, Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than connections arising from such recipients having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transactions pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means any and all present or future stamp, court, documentary, recording, filing Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made under this Agreement or any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to any assignment (other than an assignment made pursuant to Section 2.20(b)).

“Overnight Bank Funding Rate” means, for any day, the rate comprised of both overnight federal funds and overnight eurodollar borrowings by U.S.-managed banking offices of depository institutions, as such composite rate shall be determined by the NYFRB as set forth on its public website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate.

“Participant” has the meaning set forth in Section 9.04(c)(i).

“Participant Register” has the meaning set forth in Section 9.04(c)(i).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in Section 4002 of ERISA and any successor entity performing similar functions.

“Perfection Requirements” means the making or the procuring of the appropriate registrations, filing, endorsements, registrations in the relevant registers, acknowledgement, notarization, stampings and/or notifications of or under the Security Documents and/or the security interests created thereunder and any other actions or steps, necessary in any jurisdiction or under any laws or regulations in order to create or perfect any security interests or the Security Documents or to achieve the relevant priority expressed therein.

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Permitted Acquisition” has the meaning set forth in Section 6.06(f).

“Permitted Bond Hedge Transaction” means any call or capped call option (or substantively equivalent derivative transaction) on the Borrower’s Capital Stock purchased by the Borrower in connection with the issuance of any Convertible Indebtedness; provided that the purchase price for such Permitted Bond Hedge Transaction, less the proceeds received by the Borrower from the sale of any related Permitted Warrant Transaction, does not exceed the net proceeds received by the Borrower from the sale of such Convertible Indebtedness issued in connection with the Permitted Bond Hedge Transaction.

“Permitted Holders” means, collectively, (a) any stockholder of the Borrower as of the Effective Date listed on Schedule 1.01(b), (b) any Affiliate of any such Person, (c) any trust or partnership created solely for the benefit of any natural person that is a stockholder of the Borrower as of the Effective Date listed on Schedule 1.01(b) and/or members of the family of any natural person that is a stockholder of the Borrower as of the Effective Date listed on Schedule 1.01(b) and (d) any Person where the voting of shares of capital stock of the Borrower is Controlled by any of the foregoing.

“Permitted Liens” means:

(a)             Liens imposed by law for taxes, utilities, assessments or governmental charges or levies that are not yet due and payable or delinquent or are being contested in compliance with Section 5.04;

(b)            statutory or common law Liens of carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, in each case arising in the ordinary course of business and securing obligations that are not overdue by more than 45 days or are being contested in compliance with Section 5.04;

(c)             pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance, employee health and disability benefits laws,  and other social security laws or regulations or casualty or liability or other insurance or self-insurance including any Liens securing letters of credit, letters of guarantee, surety bonds or bankers’ acceptances issued in the ordinary course of business in connection therewith;

(d)           pledges and deposits to secure the performance of bids, trade contracts, leases, statutory obligations (other than any such obligation imposed pursuant to Section 430(k) of the Code or 303(k) of ERISA), surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e)              judgment liens in respect of judgments that do not constitute an Event of Default under clause (j) of Article VII;

(f)             easements, zoning restrictions, rights of way and other similar encumbrances and charges on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any Subsidiary;

(g)             leases, subleases, licenses and sub-licenses of the properties of the Borrower or any Subsidiary granted to third parties entered into in the ordinary course of business;

(h)             the IIA Rights solely in respect of IIA-Funded Know-How;

(i)              Liens on the property of the Borrower or any Subsidiaries, as a tenant under a lease or sublease entered into in the ordinary course of business by such Person, in favor of the landlord under such lease or sublease, securing the tenant’s performance under such lease or sublease, as such Liens are provided to the landlord under applicable law and not waived by the landlord;

(j)            with respect to any Mortgaged Property, the matters listed as exceptions to title on Schedule B of the Title Policy covering such Mortgaged Property and the matters disclosed in any survey delivered to the Administrative Agent with respect to such Mortgaged Property; and

(k)            (i) Liens in favor of customs and revenue authorities arising as a matter of law to secure the payment of customs duties in connection with the importation of goods in the ordinary course of business and (ii) Liens on specific items of inventory or other goods and proceeds thereof of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit permitted under Section 6.01 issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business.

“Permitted Refinancing Indebtedness” mean any Indebtedness issued in exchange for, or the net proceeds of which are used to, extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Indebtedness being Refinanced (or previous refinancings thereof constituting Permitted Refinancing Indebtedness); provided that (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so Refinanced plus the aggregate amount of (i) fees, costs and expenses reasonably incurred in connection with such Refinancing and (ii) accrued and unpaid interest of such Permitted Refinancing Indebtedness, (b) such Permitted Refinancing Indebtedness shall have the same obligors and same guarantees as, and be secured on a pari passu basis with, the Indebtedness so Refinanced (provided that the Permitted Refinancing Indebtedness may be subject to lesser guarantees or be unsecured or the Liens securing the Permitted Refinancing Indebtedness may rank junior to the Liens securing the Indebtedness so Refinanced), (c) the maturity date is later than or equal to, and the weighted average life to maturity of such Permitted Refinancing Indebtedness is greater than or equal to, that of the Indebtedness being Refinanced, and (d) if the Indebtedness so Refinanced is subordinated in right of payment to the Obligations, then such Permitted Refinancing Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is made subordinate in right of payment to the Obligations at least to the extent that the Indebtedness so Refinanced is subordinated to the Obligations.

“Permitted Warrant Transaction” means any call option, warrant or right to purchase (or substantively equivalent derivative transaction) on the Borrower’s Capital Stock sold by the Borrower substantially concurrently with any purchase by the Borrower of a related Permitted Bond Hedge Transaction.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Plan Asset Regulations” means 29 CFR § 2510.3-101 et seq., as modified by Section 3(42) of ERISA, as amended from time to time.

“Prepayment Premium Event” has the meaning set forth in Section 2.13(b).

“Pro Forma Basis” or “Pro Forma Effect” means, with respect to any determination of the Total Leverage Ratio or Consolidated Adjusted EBITDA (including component definitions thereof), that:

(a)            in the case of (i) any Disposition of all or substantially all of the Capital Stock of any Subsidiary or any division and/or product line of the Borrower or any Subsidiary, income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction, shall be excluded as of the first day of the applicable Reference Period with respect to any test or covenant for which the relevant determination is being made and (ii) in the case of any Permitted Acquisition and Investment described in the definition of the term “Subject Transaction”, income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be included as of the first day of the applicable Reference Period with respect to any test or covenant for which the relevant determination is being made,

(b)            any retirement or repayment of Indebtedness (other than normal fluctuations in revolving Indebtedness incurred for working capital purposes) shall be deemed to have occurred as of the first day of the applicable Reference Period with respect to any test or covenant for which the relevant determination is being made,

(c)           any Indebtedness incurred by the Borrower or any of its Subsidiaries in connection therewith shall be deemed to have occurred as of the first day of the applicable Reference Period with respect to any test or covenant for which the relevant determination is being made; provided that, (x) if such Indebtedness has a floating or formula rate, such Indebtedness shall have an implied rate of interest for the applicable Reference Period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Indebtedness at the relevant date of determination (taking into account any interest hedging arrangements applicable to such Indebtedness), (y) interest on any obligation with respect to any Capital Lease shall be deemed to accrue at an interest rate reasonably determined by a Responsible Officer of the Borrower to be the rate of interest implicit in such obligation in accordance with IFRS and (z) interest on any Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen by the Borrower; and

(d)            the acquisition of any asset and/or the amount of cash or Cash Equivalents, whether pursuant to any Subject Transaction or any Person becoming a subsidiary or merging, amalgamating or consolidating with or into the Borrower or any of its subsidiaries, or the Disposition of any asset described in the definition of “Subject Transaction” shall be deemed to have occurred as of the last day of the applicable Reference Period with respect to any test or covenant for which such calculation is being made.

Notwithstanding anything to the contrary set forth in the immediately preceding paragraph, for the avoidance of doubt, when calculating the Consolidated Adjusted EBITDA for purposes of Section 6.11, the events described in the immediately preceding paragraph that occurred subsequent to the end of the applicable Reference Period shall not be given pro forma effect.

“Qualified Cash” means, as of any date of determination, the amount of cash and Cash Equivalents held in (i) deposit accounts in the name of an Israeli Loan Party who has granted a floating charge in favor of the Administrative Agent pursuant to the Israeli Security Documents, (ii) deposit accounts in the name of an English Loan Party who has granted a security interest in such deposit account(s) in favor of the Administrative Agent pursuant to any English Law Security Document, and (iii) deposit accounts subject to a control agreement in favor of the Administrative Agent and entered into in accordance with the Security Documents; provided that with respect to cash and Cash Equivalents which are subject to the Israeli Security Documents, only 75% of the cash and Cash Equivalents in such deposit accounts shall be counted as Qualified Cash.

“Qualifying SPAC” means Endurance Acquisition Corp., a Cayman Islands exempted company.

“Qualifying SPAC Transaction” means any merger, consolidation, reorganization, recapitalization, capital stock exchange, stock sale, asset sale or other similar transaction or business combination (or series of related transactions or related business combinations), in each such case, involving the Borrower or any of its Holding Subsidiaries, on the one hand, and the Qualifying SPAC, on the other hand, which results in (a) the acquisition of all or substantially all of the Capital Stock or assets of the Borrower or any of its Holding Subsidiaries by the Qualifying SPAC, whether directly or indirectly through one or more direct or indirect Subsidiaries of the Qualifying SPAC, or the acquisition of all of the Capital Stock of the Qualifying SPAC by Borrower or any of its Holding Subsidiaries or any other Person of which Borrower is a Holding Subsidiary, whether directly or indirectly through one or more direct or indirect Subsidiaries of Borrower or such Holding Subsidiary or such other Person, and (b) the common stock, ordinary shares or equivalent Capital Stock of the Person acquiring such Capital Stock or assets, as applicable, becoming or remaining registered under Section 12(b) of the Securities Act and listed on a national securities exchange.

“Qualifying SPAC Transaction Agreement” means any definitive agreement and plan of merger, business combination agreement or other agreement providing for a Qualifying SPAC Transaction and the other agreements, instruments and other documents executed and delivered in connection therewith or in connection with a Qualifying SPAC Transaction.

“Recovery Event” means any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding relating to any asset of the Borrower or its Subsidiaries.

“Reference Period” means any period of four consecutive fiscal quarters of the Borrower for which financial statements have been or are required to have been delivered.

“Refinance” has the meaning set forth in the definition of Permitted Refinancing Indebtedness.

“Register” has the meaning set forth in Section 9.04(b)(iv).

“Regulation D” means Regulation D of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation T” means Regulation T of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation U” means Regulation U of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation X” means Regulation X of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Reinvestment Deferred Amount” means, with respect to any Reinvestment Event, the aggregate Net Cash Proceeds received by the Borrower or any of its Subsidiaries in connection therewith that are not applied to prepay the Term Loans as a result of the delivery of a Reinvestment Notice.

“Reinvestment Event” means any Asset Sale or Recovery Event in respect of which the Borrower has delivered a Reinvestment Notice.

“Reinvestment Notice” means a written notice executed by a Responsible Officer of the Borrower stating that (x) no Event of Default has occurred and is continuing and (y) the Borrower (directly or indirectly through a Subsidiary) intends and expects to use all or a specified portion of the Net Cash Proceeds of an Asset Sale or Recovery Event to restore, rebuild, repair, construct, improve, replace or otherwise acquire assets (other than inventory) useful in its business (including through Permitted Acquisitions and the making of Capital Expenditures).

“Reinvestment Prepayment Amount” means, with respect to any Reinvestment Event, the Reinvestment Deferred Amount relating thereto less any amount expended prior to the relevant Reinvestment Prepayment Date to restore, rebuild, repair, construct, improve, replace or otherwise acquire assets (other than inventory) useful in the Borrower’s business (including through Permitted Acquisitions and the making of Capital Expenditures).

“Reinvestment Prepayment Date” means with respect to any Reinvestment Event, the earlier of (a) the date occurring (i) 15 months after the receipt by the Borrower or any of its Subsidiaries of Net Cash Proceeds relating to such Reinvestment Event or (ii) if the Borrower or any Subsidiary enters into a binding commitment to reinvest the Net Cash Proceeds relating to such Reinvestment Event within 15 months following receipt thereof, 180 days after the date of such binding commitment, and (b) the date that is three (3) Business Days after the date on which the Borrower shall have provided notice to the Administrative Agent that it has determined not to, or shall have otherwise ceased to, restore, rebuild, repair, construct, improve, replace or otherwise acquire assets (other than inventory) useful in its business (including through Permitted Acquisitions and the making of Capital Expenditures) with all or any portion of the relevant Reinvestment Deferred Amount.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“Required Lenders” means, at any time, Lenders having outstanding Term Loans representing more than 50% of the sum of the total outstanding Term Loans at such time.

“Requirement of Law” means, as to any Person, the certificate of incorporation and bylaws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Research Law” means the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 and the regulations, rules, circulars and guidelines promulgated or published thereunder.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means the chief executive officer, president, vice president, chief financial officer, treasurer, assistant treasurer, director of treasury or other similar officer of a Loan Party.  Any document delivered hereunder that is signed by a Responsible Officer of any Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party, and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Capital Stock of the Borrower or any of its Subsidiaries (including any payment or distribution pursuant to or in connection with an LLC Division), or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Capital Stock or of any option, warrant or other right to acquire any such Capital Stock (other than any Convertible Indebtedness) or on account of any return of capital to the Borrower’s or such Subsidiary’s stockholders, partners or members (or the equivalent of any thereof).

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business, and any successor thereto.

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the Israeli Ministry of Finance and Israeli Ministry of Defense, the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury of the United Kingdom or other relevant sanctions authority, (b) any Person organized or resident in a Sanctioned Country, (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b), or (d) any Person otherwise the subject of any Sanctions.

“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state, the Israeli Ministry of Finance and Israeli Ministry of Defense, Her Majesty’s Treasury of the United Kingdom or other relevant sanctions authority.

“Satixfy Israel” means Satixfy Israel Ltd, an Israeli limited liability company with registration number 51-479399-1.

“Satixfy Israel Floating Charge” means the Israeli law floating charge agreement, dated as of the Effective Date, among Satixfy Israel and the Administrative Agent, creating an Israeli law floating charge over all of the assets of Satixfy Israel.

“Satixfy Israel IP Charge” means the Israeli law fixed charge, dated as of the Effective Date, among Satixfy Israel and the Administrative Agent, creating a fixed charge over those certain intellectual property rights held by Satixfy Israel.

“SEC” means the Securities and Exchange Commission, or any regulatory body that succeeds to the functions thereof.

“Second Amendment Effective Date” means April 23, 2023.

“Secured Obligations” has the meaning set forth in the Security Agreement.

“Secured Parties” has the meaning set forth in the Security Agreement.

“Security Agreement” means the Security Agreement among the Loan Parties and the Administrative Agent in the form of Exhibit I.

“Security Documents” means, collectively, the Security Agreement, the English Law Security Documents, the Israeli Security Documents, the Mortgages and each of the security agreements and other instruments and documents executed and delivered pursuant thereto, each Joinder Agreement, any security or similar agreement entered into pursuant to Section 5.11 in favor of the Administrative Agent, and all Uniform Commercial Code financing statements required by the terms of any such agreement to be filed with respect to the security interests created pursuant thereto.

“SOFR” means a rate equal to the secured overnight financing rate administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Solvent” mean, with respect to any Person, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, (b) the “present fair saleable value” of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, (d) such Person will be able to pay its debts as they mature and (e) such Person is not insolvent within the meaning of any applicable Requirements of Law.  For purposes of this definition, (i) “debt” shall mean liability on a “claim,” (ii) “claim” shall mean any (A) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (B) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured and (iii) such other quoted terms used in this definition shall be determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors.

“Subject Transaction” means, with respect to any Reference Period, (a) the Transactions, (b) any Permitted Acquisition or any other acquisition, whether by purchase, merger or otherwise, of all or substantially all of the assets of, or any business line, unit or division of, any Person or of a majority of the outstanding Capital Stock of any Person (and, in any event, including any Investment in (x) any Subsidiary the effect of which is to increase the Borrower’s or any Subsidiary’s respective equity ownership in such Subsidiary or (y) any joint venture for the purpose of increasing the Borrower’s or its relevant Subsidiary’s ownership interest in such joint venture), in each case that is permitted by this Agreement, (c) any Disposition of all or substantially all of the assets or Capital Stock of any subsidiary (or any business unit, line of business or division of the Borrower or any Subsidiary) not prohibited by this Agreement, (d) any incurrence or repayment of Indebtedness (other than revolving Indebtedness), (e) any capital contribution in respect of Capital Stock (other than Disqualified Stock) or any issuance of such Capital Stock and/or (f) any other event that by the terms of the Loan Documents requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a pro forma basis.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with IFRS as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.  Unless otherwise specified, “Subsidiary” means a Subsidiary of the Borrower.

“Subsidiary Guarantor” means (a) each Subsidiary of the Borrower that is party to the Guaranty Agreement and (b) each other Subsidiary of the Borrower that shall become a Subsidiary Guarantor pursuant to Section 5.11.

“Survey” has the meaning set forth in Section 5.11(b)(viii).

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Swap Agreement.

“Taxes” means any and all present or future income, stamp or other taxes, levies, imposts, duties, deductions, charges or withholdings (including backup withholding), assessments, fees or other charges now or hereafter imposed, levied, collected or assessed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Commitment” as to any Lender, the obligation of such Lender, if any, to make Term Loans to the Borrower in a principal amount not to exceed the amount set forth under the heading “Term Commitment” opposite such Lender’s name on Schedule 1.01(a).  On the Effective Date, the aggregate amount of the Term Commitments is $55,000,000.

“Term Lender” means each Lender that has a Term Commitment or holds a Term Loan.

“Term Loan” has the meaning set forth in Section 2.01.

“Term Loan Maturity Date” means the fourth anniversary of the Effective Date; provided that (a) if the Qualifying SPAC Transaction has not been consummated on or prior to the first anniversary of the Effective Date, then the “Term Loan Maturity Date” shall automatically become August 1, 2024 and (b)(i) if the condition in the foregoing clause (a) has occurred and (ii) by April 30, 2024, the Borrower shall have delivered to the Administrative Agent and the Lenders a certificate of a Responsible Officer of the Borrower certifying that Consolidated Adjusted EBITDA for the Loan Parties for the fiscal year ending December 31, 2023 is greater than $15,000,000 (which certificate shall have attached thereto reasonably detailed back up data and calculations demonstrating such compliance and acceptable to the Required Lenders in their reasonable discretion), then the “Term Loan Maturity Date” shall automatically become August 1, 2025.

“Term SOFR” means the Term SOFR Reference Rate for a three-month tenor on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such tenor, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day; provided, that if Term SOFR determined as provided in the foregoing shall ever be less than the Index Floor, then Term SOFR shall be deemed to be the Index Floor.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent (at the direction of the Required Lenders in their reasonable discretion)).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Title Company” has the meaning set forth in Section 5.11(b)(iii).

“Title Policy” has the meaning set forth in Section 5.11(b)(iii).

“Total Leverage Ratio” means, at any date, the ratio of (a) all Indebtedness of the Borrower and its Subsidiaries on such date (excluding Indebtedness pursuant to clause (f) of the definition thereof and any operating leases of the Borrower and its Subsidiaries on such date, and it being understood that the Guarantees of any Indebtedness shall be excluded to the extent such Indebtedness constitutes Indebtedness pursuant to clauses (a) through (f) or (i) through (l) of the definition thereof), determined on a consolidated basis in accordance with IFRS, to (b) Consolidated Adjusted EBITDA for the Reference Period ended on, or most recently ended prior to, such date.

“Transaction Costs” means all fees, costs and expenses incurred or paid by the Borrower or any Subsidiary in connection with the Transactions, this Agreement and the other Loan Documents and the transactions contemplated hereby and thereby.

“Transactions” means the execution, delivery and performance by each Loan Party of this Agreement and the other Loan Documents to which such Loan Party is a party, the borrowing of Loans hereunder and the use of proceeds thereof.

“Treasury Rate” means, as of the date of any prepayment of Term Loans, the yield to maturity as of such date of prepayment of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two (2) Business Days prior to such day of prepayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such date of prepayment to the date that is 12 months following the Effective Date.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Upfront Fee” has the meaning set forth in Section 2.13(a).

“USA PATRIOT Act” has the meaning set forth in Section 9.13.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Person” means any Person that is a “United States person” as defined in Section 7701(a)(30) of the Code.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom,  any powers of the applicable Resolution Authority  under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution  or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

SECTION 1.02          Terms Generally.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law, rule or regulation herein shall, unless otherwise specified, refer to such law, rule or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.03          Accounting Terms; IFRS.

(a)              Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided that if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Effective Date in IFRS or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then such provision shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.  Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any Subsidiary at “fair value”, as defined therein.  Notwithstanding any other provision of this Agreement or the other Loan Documents to the contrary, the determination of whether a lease constitutes a capital lease or an operating lease, and whether obligations arising under a lease are required to be capitalized on the balance sheet of the lessee thereunder and/or recognized as interest expense, shall be determined by reference to IFRS as in effect on January 1, 2019.

(b)              Notwithstanding anything to the contrary herein, but subject to Section 1.05, all financial ratios and tests (including the Total Leverage Ratio and Consolidated Adjusted EBITDA) contained in this Agreement that are calculated with respect to any Reference Period during which any Subject Transaction occurs shall be calculated with respect to such Reference Period and such Subject Transaction on a Pro Forma Basis.  Further, if since the beginning of any such Reference Period and on or prior to the date of any required calculation of any financial ratio or test (x) any Subject Transaction has occurred or (y) any Person that subsequently was merged, amalgamated or consolidated with or into the Borrower or any joint venture since the beginning of such Reference Period has consummated any Subject Transaction, then, in each case, any applicable financial ratio or test shall be calculated on a Pro Forma Basis for such Reference Period as if such Subject Transaction had occurred at the beginning of the applicable Reference Period (it being understood, for the avoidance of doubt, that solely for purposes of calculating actual compliance with Section 6.11, the date of the required calculation shall be the last day of the Reference Period, and no Subject Transaction occurring thereafter shall be taken into account).

(c)              In the event that the Borrower elects to prepare its financial statements in  accordance with GAAP and such election results in a change in the method of calculation of financial covenants, standards or terms (collectively, the “Accounting Changes”) in this Agreement, the Borrower, the Required Lenders and the Administrative Agent agree to enter into good faith negotiations in order to amend such provisions of this Agreement (including the levels applicable herein to any computation of the Total Leverage Ratio) so as to reflect equitably the Accounting Changes with the desired result that the criteria for evaluating the Borrower’s financial condition shall be substantially the same after such change as if such change had not been made.  Until such time as such an amendment shall have been executed and delivered by the Borrower, the Administrative Agent and the Required Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed in accordance with IFRS (it being agreed that the reconciliation between GAAP and  IFRS used in such determination shall be made available to Lenders) as if such change had not occurred.

SECTION 1.04          Certain Calculations and Tests.

(a)              Notwithstanding anything to the contrary herein, to the extent that the terms of this Agreement require (i) compliance with any financial ratio or test (including, without limitation, Section 6.11 hereof, any Total Leverage Ratio test and/or any cap expressed as a percentage and/or based on the amount of Consolidated Adjusted EBITDA or any other basket, (ii) the absence of a Default or Event of Default (or any type of Default or Event of Default) or the accuracy of representations and warranties as a condition to (A) the consummation of any Limited Condition Transaction or any transaction in connection therewith (including the assumption or incurrence of Indebtedness) and/or (B) the making of any Restricted Payment or any Restricted Debt Payment, the determination of whether the relevant condition is satisfied may be made, at the election of the Borrower, (1) in the case of any Acquisition or similar Investment or other transaction described in the immediately preceding clause (A), at the time of (or on the basis of the financial statements for the most recently ended Reference Period at the time of) either (x) the execution of the definitive agreement with respect to such Acquisition or other Investment or (y) the consummation of such Acquisition or other Investment, (2) in the case of any Restricted Payment, at the time of (or on the basis of the financial statements for the most recently ended Reference Period at the time of) (x) the declaration of such Restricted Payment or (y) the making of such Restricted Payment and (3) in the case of any Restricted Debt Payment, at the time of (or on the basis of the financial statements for the most recently ended Reference Period at the time of) (x) delivery of irrevocable (which may be conditional) notice with respect to such Restricted Debt Payment or (y) the making of such Restricted Debt Payment, in each case, after giving effect to the relevant Acquisition, Investment, Restricted Payment and/or Restricted Debt Payment and, in each case, the incurrence or assumption of any Indebtedness in connection therewith, on a Pro Forma Basis; provided that if the Borrower has made such an election, then, in connection with the determination of (i) compliance with any financial ratio or test (including, without limitation, Section 6.11 hereof and/or any Total Leverage Ratio) and/or any cap expressed as a percentage or based on the amount of Consolidated Adjusted EBITDA and/or any other basket or (ii) the absence of a Default or Event of Default (or any type of Default or Event of Default) or the accuracy of representations and warranties, in each case as a condition to the consummation of any transaction in connection with (A) any Limited Condition Transaction (including the assumption or incurrence of Indebtedness) and/or (B) the making of any Restricted Payment or Restricted Debt Payment in each of the foregoing cases on or following the date of such election and prior to (x) in the case of clause (A) of this proviso,  the earlier of the date on which such Limited Condition Transaction is consummated or the definitive agreement for such Limited Condition Transaction is terminated and (y) in the case of clause (B) of this proviso, the making of the applicable Restricted Payment or Restricted Debt Payment, each such determination shall be calculated on a Pro Forma Basis assuming such Limited Condition Transaction, Restricted Payment or Restricted Debt Payment and other pro forma events in connection therewith (including any incurrence of Indebtedness) have been consummated.

(b)              For purposes of determining the permissibility of any action, change, transaction or event that requires a calculation of any financial ratio or test (including, without limitation, Section 6.11 hereof, any Total Leverage Ratio test and/or the amount of Consolidated Adjusted EBITDA), such financial ratio or test shall be calculated at the time such action is taken (subject to clause (a) above), such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or test occurring after such calculation.

SECTION 1.05          Rates.

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to Term SOFR or SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as Term SOFR, SOFR or any other Benchmark prior to its discontinuance or unavailability or (b) the effect, implementation or composition of any Conforming Changes.  The Administrative Agent and its Affiliates or other related entities may engage in transactions that affect the calculation of Term SOFR, SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower.  The Administrative Agent may select information sources or services in its reasonable discretion to ascertain Term SOFR, SOFR or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

ARTICLE II

THE CREDITS

SECTION 2.01          Term Commitments.  Subject to the terms and conditions hereof, each Term Lender with an Term Commitment severally and not jointly agrees to make a term loan on the Effective Date (each such loan, an “Term Loan” and, collectively, the “Term Loans”) to the Borrower in Dollars on the Effective Date in an amount equal to the Term Commitment of such Term Lender.  Each Lender’s Term Commitment shall terminate immediately and without further action on the Effective Date after giving effect to the funding of such Lender’s Term Commitment on such date.

SECTION 2.02         Procedure for Term Loan Borrowing.  The Borrower shall give the Administrative Agent notice (which notice must be received by the Administrative Agent prior to 10:00 am, New York City time (or such later time acceptable to the Administrative Agent)), two (2) Business Days prior to the Effective Date, requesting that the Term Lenders make the Term Loans on the Effective Date, and specifying the amount to be borrowed.  Upon receipt of such notice the Administrative Agent shall promptly notify each Term Lender thereof.  Not later than 12:00 noon, New York City time, on the Effective Date, each Term Lender shall make available to the Administrative Agent at the Funding Office an amount in immediately available funds equal to the Term Loan to be made by such Term Lender.  The Administrative Agent shall credit the account of the Borrower on the books of such office of the Administrative Agent with the aggregate of the amounts made available to the Administrative Agent by the Term Lenders in immediately available funds.

SECTION 2.03          [Reserved].

SECTION 2.04          [Reserved].

SECTION 2.05          Term Loans and Borrowings. The failure of any Lender to make any Term Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Term Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Term Loans as required.

SECTION 2.06          [Reserved].

SECTION 2.07          [Reserved].

SECTION 2.08          Funding of Borrowings.

(a)              Funding by Lenders.  Each Lender shall make the Term Loan to be made by it hereunder on the Effective Date by wire transfer of immediately available funds by 12:00 pm (noon), New York City time, to the account of the Administrative Agent designated by it for such purpose by notice to the Lenders.  The Administrative Agent will make such Term Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower designated by the Borrower in the Borrowing Request.

(b)            Presumption by the Administrative Agent.  Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.08(a) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount.  In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.  If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Term Loan included in such Borrowing.

SECTION 2.09          [Reserved].

SECTION 2.10          [Reserved].

SECTION 2.11          Register; Evidence of Debt; Disqualified Lender List.

(a)              [Reserved].

(b)             Maintenance of Records by Lenders.  Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Term Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)             Maintenance of Records by the Administrative Agent.  The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Term Loan made hereunder, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for account of the Lenders and each Lender’s share thereof.

(d)             Effect of Entries.  The entries made in the accounts maintained pursuant to paragraph (c) of this Section 2.11 shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Term Loans made to it in accordance with the terms of this Agreement.

(e)            Promissory Notes.  Any Lender may request that Term Loans made by it to the Borrower be evidenced by a promissory note of the Borrower.  In such event, the Borrower, at its own expense, shall prepare, execute and deliver to such Lender a promissory note(s) payable to such Lender or its registered assigns and substantially in the form of Exhibit D and such note(s) shall be evidence of such Term Loans (and all amounts payable in respect thereof).  Thereafter, the Term Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to such Lender or its registered assigns.

(f)             Disqualified Lenders List.  The Disqualified Lenders List will be (i) posted to the Lenders on both the “Public Side Information” and the “Private Side Information” portions of the Electronic Platform or otherwise provided to the Lenders, subject to the confidentiality provisions thereof in accordance with Section 9.12 hereof, and (ii) made available to the Lenders upon written request to the Administrative Agent.  The Borrower hereby acknowledges and consents to the posting and/or distribution of the Disqualified Lenders List pursuant to the terms set forth in this Agreement.  The parties to this Agreement hereby acknowledge and agree that the Administrative Agent will not be deemed to be in default under this Agreement or to have any duty or responsibility or to incur any liabilities as a result of a breach of this Section 2.11(f), nor will the Administrative Agent have any duty, responsibility or liability to monitor or enforce assignments, participations or other actions in respect of Disqualified Lenders, or otherwise take (or omit to take) any action with respect thereto.

SECTION 2.12          Prepayment of Term Loans.

(a)              Optional Prepayments.  The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, without premium or penalty, other than the Applicable Prepayment Premium, subject to the requirements of Section 2.12(d).

(b)              [Reserved].

(c)              Mandatory Prepayments of Term Loans.

(i)             If any Indebtedness shall be incurred by the Borrower or any of its Subsidiaries (excluding any Indebtedness incurred in accordance with Section 6.01), an amount equal to 100% of the Net Cash Proceeds thereof plus the Applicable Prepayment Premium shall be applied within five (5) Business Days of the receipt of such Net Cash Proceeds toward the prepayment of the Term Loans as set forth in Section 2.12(c)(iii).

(ii)            If the Borrower or any of its Subsidiaries shall receive Net Cash Proceeds from any Asset Sale or Recovery Event then, unless a Reinvestment Notice shall be delivered in respect thereof within five (5) Business Days of the receipt of such Net Cash Proceeds, an amount equal to 100% of such Net Cash Proceeds plus the Applicable Prepayment Premium shall be applied within ten Business Days following receipt thereof toward the prepayment of the Term Loans as set forth in Section 2.12(c)(iii); provided, that, notwithstanding the foregoing, on each Reinvestment Prepayment Date, an amount equal to the Reinvestment Prepayment Amount with respect to the relevant Reinvestment Event shall be applied toward the prepayment of the Term Loans as set forth in Section 2.12(c)(iii).

(iii)           Amounts to be applied in connection with prepayments shall be applied pro rata to the prepayment of the Term Loans in accordance with Section 2.19. Each prepayment of the Term Loans under this Section 2.12(c) shall be accompanied by accrued interest to the date of such prepayment on the amount prepaid.

Notwithstanding anything to the contrary herein, the Required Lenders may waive any of the requirements specified in this Section 2.12(c) in their sole discretion

(d)            Notices, Etc.  The Borrower shall notify the Administrative Agent of any prepayment hereunder not later than 12:00 noon, New York City time, three Business Days before the date of prepayment.  Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment.  Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof.  Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of a Borrowing as provided in Section 2.05, except as necessary to apply fully the required amount of a mandatory prepayment.  Prepayments shall be accompanied by accrued interest to the extent required by Section 2.14.

SECTION 2.13          Fees.

(a)              Upfront Fee.  On the Effective Date, the Borrower agrees to pay to the Administrative Agent (for the ratable benefit of the Lenders) an upfront fee equal to 2.50% of the Term Commitments (the “Upfront Fee”), which shall be fully earned as of the Effective Date (it being understood that such Upfront Fee shall be paid by netting such amount from the funding of the Term Loans on the Effective Date). The Borrower hereby agrees that this Section 2.13(a) shall survive the termination of this Agreement.

(b)              Applicable Prepayment Premium.  In the event that the Borrower shall make a prepayment of the Term Loans pursuant to Section 2.12(a), Section 2.12(c)(i) or Section 2.12(c)(ii), the Borrower shall pay to the Administrative Agent, for the ratable account of each of the applicable Lenders, the Applicable Prepayment Premium. As used herein, the “Applicable Prepayment Premium” means (A) prior to the first anniversary of the Effective Date, the Make-Whole Amount, (B) on or after the first anniversary of the Effective Date and prior to the second anniversary of the Effective Date, a prepayment premium of 4.00% of the aggregate principal amount of the Term Loans so prepaid, and (C) on or after the second anniversary of the Effective Date and prior to the Term Loan Maturity Date, a prepayment premium of 0.00% of the aggregate principal amount of the Term Loans so prepaid. The Applicable Prepayment Premium shall be due and payable on the date of such prepayment. It is understood and agreed that if the Obligations are accelerated or otherwise become due prior to their maturity date, in each case, in respect of any Event of Default (including, but not limited to, upon the occurrence of an Event of Default under paragraph (h) or (i) of Article VII), any Applicable Prepayment Premium which would have applied if, at the time of such acceleration, the Borrower had made a prepayment of the Term Loans as contemplated in this clause (b) (any such event, a “Prepayment Premium Event”), will also be due and payable as though a Prepayment Premium Event had occurred and such Applicable Prepayment Premium shall constitute part of the Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Lender’s lost profits as a result thereof. Any Applicable Prepayment Premium payable above shall be presumed to be the liquidated damages sustained by each Lender as the result of the early termination and the Borrower agrees that it is reasonable under the circumstances currently existing. The Applicable Prepayment Premium shall also be payable in the event the Obligations (and/or this Agreement) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means. EACH LOAN PARTY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING APPLICABLE PREPAYMENT PREMIUM IN CONNECTION WITH ANY SUCH ACCELERATION. The Borrower expressly agrees (to the fullest extent that each may lawfully do so) that: (A) the Applicable Prepayment Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Applicable Prepayment Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Lenders and the Borrower giving specific consideration in this transaction for such agreement to pay the Applicable Prepayment Premium; and (D) the Borrower shall be estopped hereafter from claiming differently than as agreed to in this clause (b). The Borrower expressly acknowledges that its agreement to pay the Applicable Prepayment Premium to the Lenders as herein described is a material inducement to the Lenders to provide the Loans.

(c)              Administrative Agency Fees.  The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent in the Agent Fee Letter.

(d)              Payment of Fees.  All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution.  Fees paid shall not be refundable under any circumstances.

SECTION 2.14          Interest.

(a)              Term Loans.  The Term Loans shall bear interest: (i) from the Effective Date to December 31, 2022, at a rate per annum equal 9.50% and (ii) from January 1, 2023, at a rate per annum equal to Term SOFR plus 9.50%.

(b)              [Reserved].

(c)            Default Interest.  (i) Automatically, after the occurrence and during the continuance of an Event of Default described in clauses (a), (b), (h) or (i) of Article VII or and (ii) after notice to the Borrower from the Administrative Agent acting at the direction of the Required Lenders, after the occurrence and during the continuance of any other Event of Default, the Borrower shall pay interest on past due amounts owing by it hereunder at a rate per annum at all times, after as well as before judgment, equal to the rate otherwise applicable to Term Loans as provided in Section 2.14, plus 2.00% per annum, in each case, from the date of such Event of Default until such Event of Default is cured or waived.  Interest accrued pursuant this Section 2.14(c) shall be payable in cash on demand.

(d)             Payment of Interest.  Interest on the Term Loans shall be due and payable in cash in arrears on each Interest Payment Date and at other times as may be specified herein; provided that, (i) with respect to the accrued and unpaid interest amount due on March 31, 2023, 100% of such unpaid interest amount shall be added to the outstanding principal balance of the Term Loans on March 31, 2023 and (ii) with respect to the accrued and unpaid interest amounts due on each of June 30, 2023, September 29, 2023 and December 29, 2023, if, as of the close of business on June 28, 2023 (with respect to the Interest Payment Date on June 30, 2023), September 27, 2023 (with respect to the Interest Payment Date on September 27, 2023) and December 27, 2023 (with respect to the Interest Payment Date on December 29, 2023), the Loan Parties have cash balances in deposit accounts or securities accounts, which after giving pro forma effect to the payment of accrued and unpaid interest due on such Interest Payment Date, is less than $12,500,000, the Borrower may elect, by delivering a written notice setting forth such calculations in reasonable detail to the Administrative Agent and the Lenders on the Business Day immediately prior to such Interest Payment Date, to have 100% of such unpaid interest amount be added to the outstanding principal balance of the Term Loans as of such Interest Payment Date.  Amounts representing accrued interest which are added to the outstanding principal amount of Term Loans shall thereafter bear interest in accordance with this Section 2.14 and otherwise be treated as a Term Loan for purposes of this Agreement.  In the event of any repayment or prepayment of any Term Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.  Interest hereunder shall be due and payable in accordance with the terms hereof before and after any Bankruptcy Event.

(e)              Computation.  All interest hereunder shall be computed on the basis of a year of 360 days, and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

SECTION 2.15          SOFR Provisions.

(a)             Temporary Inability to Determine Benchmark. If the Administrative Agent shall be notified by Required Lenders that: (i) the Term SOFR or any then-current Benchmark cannot be determined pursuant to the definition thereof, (ii) adequate and reasonable methods do not exist for ascertaining the Benchmark, (iii) the Benchmark, as determined by Required Lenders, will not adequately and fairly reflect the cost to Lenders of funding their Term Loans accruing interest based upon the Benchmark, or (iv) the making or funding of the Term Loans accruing interest based upon the Benchmark has become impracticable, in each case of clauses (i)-(iv), other than as a result of an event described in Section 2.15(b) below; then, in any such case, the Administrative Agent shall promptly provide notice of such determination to the Borrower and the Lenders (which shall be conclusive and binding on the Borrower and the Lenders), and each such Term Loan shall immediately accrue interest at a rate per annum equal to the Index Floor plus 9.50%.

(b)             Benchmark Replacement Setting.

(i)           Benchmark Replacement.  Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, the Administrative Agent in consultation with the Required Lenders may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement.  Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from the Required Lenders.  No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 2.15(b) will occur prior to the applicable Benchmark Transition Start Date.

(ii)          Benchmark Replacement Conforming Changes.  In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(iii)         Notices; Standards for Decisions and Determinations.  The Administrative Agent will promptly notify the Borrower and the Lenders of (x) the implementation of any Benchmark Replacement and (y) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement.  The Administrative Agent will notify the Borrower of (i) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.15(b)(iv); and (ii) the commencement of any Benchmark Unavailability Period.  Any determination, decision or election that may be made by the Administrative Agent (at the direction of the Required Lenders) or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.15(b), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.15(b).

(iv)          Unavailability of Tenor of Benchmark.  Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (x) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (1) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent (at the direction of the Required Lenders) or (2) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the applicable provisions applicable to such Benchmark (or component thereof) or such Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (y) if a tenor that was removed pursuant to clause (x) above either (1) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (2) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent (acting at the direction of the Required Lenders) may modify the applicable provisions, including any interest period, applicable to such Benchmark (or component thereof) or such Benchmark settings at or after such time to reinstate such previously removed tenor.

(v)           Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, any outstanding affected Term Loan shall immediately begin accruing interest at a rate per annum equal to the Index Floor plus 9.50%.

(c)              Illegality.  If any Lender determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender to perform any of its obligations hereunder or to make, maintain or fund or charge interest with respect to any Term Loan or to determine or charge interest rates based upon SOFR, the Term SOFR Reference Rate or Term SOFR, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, (i) any obligation of such Lenders to issue, make, maintain, fund or charge interest with respect to any Term Loan shall be suspended and (ii) the interest rate on which the Term Loans is determined shall, if necessary to avoid such illegality, be a rate per annum equal to the Index Floor plus 9.50%, in each case until each affected Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist.  Upon receipt of such notice, the Borrower shall (x) prepay all outstanding Term Loans of such Lender or (y) have all outstanding Term Loans of such Lender accrue interest at a rate per annum equal to the Index Floor plus 9.50% on the immediately following Interest Payment Date, if all affected Lenders may lawfully continue to maintain such Term Loans to such day, or immediately, if any Lender may not lawfully continue to maintain such Term Loans to such day, in each case until the Administrative Agent is advised in writing by each affected Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon SOFR, the Term SOFR Reference Rate or Term SOFR.  Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid, together with any additional amounts required pursuant to Section 2.15(d).

(d)             Breakage Fees.  In the event of (i) default by the Borrower in making any prepayment of the Term Loans after the Borrower has given a notice thereof in accordance with the provisions of this Agreement (which notice has not been revoked in accordance with the provisions of this Agreement), or (ii) the making of a prepayment of Term Loans on a day that is not an Interest Payment Date, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event.  A certificate as to any amounts payable pursuant to this Section 2.15 submitted to the Borrower (with a copy to the Administrative Agent) by any Lender shall be conclusive in the absence of manifest error.  The Borrower shall pay such Lender the amount shown as due on any such certificate within three Business Days after receipt thereof.  This Section 2.15(d) shall survive the termination of this Agreement and the payment of the Term Loans and all other amounts payable hereunder.

SECTION 2.16          Increased Costs.

(a)              Increased Costs Generally.  If any Change in Law shall:

(i)           subject any Lender to any Taxes (other than (A) Indemnified Taxes and (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

(ii)            impose, modify or deem applicable any reserve (including any reserve imposed by the Board of Governors of the Federal Reserve System, or any successor thereto), special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender; or

(iii)           impose on any Lender any other condition affecting this Agreement or Term Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Term Loan (or of maintaining its obligation to make any such Term Loan), then the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b)              Capital Adequacy, Liquidity Requirements.  If any Lender determines that any Change in Law regarding capital adequacy or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Term Loans made by such Lender to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy or liquidity), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c)              Requests, Rules, Guidelines, etc. Notwithstanding anything herein to the contrary, (i) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or by United States or foreign regulatory authorities, in each case pursuant to Basel III, and (ii) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a change in law, regardless of the date enacted, adopted, issued or implemented.

(d)              Certificates from Lenders.  A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section 2.16 shall be delivered to the Borrower and shall be conclusive absent manifest error.  The Borrower shall pay such Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

(e)              Delay in Requests.  Failure or delay on the part of any Lender to demand compensation pursuant to this Section 2.16 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section 2.16 for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

SECTION 2.17          [Reserved].

SECTION 2.18          Taxes.

(a)              Payments Free of Taxes.  Any and all payments by or on account of any obligation of the Loan Parties hereunder or under any other Loan Document shall be made free and clear of and without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law as determined in good faith by any Loan Party or the Administrative Agent, as applicable (the “Applicable Withholding Agent”) requires the deduction or withholding of any Tax, then the Applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party to the Administrative Agent or Lender shall be increased as necessary so that after all such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.18) the Administrative Agent or  Lender receives with respect to this Agreement an amount equal to the sum it would have received had no such deductions or withholding been made.

(b)              Payment of Other Taxes by the Borrower.  In addition, the Loan Parties shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law or, at the option of the Administrative Agent, timely reimburse the it for the payment of any Other Taxes.  For the avoidance of doubt, and notwithstanding anything else to the contrary, all payments made pursuant to this Agreement to any Lender by or on behalf of a Loan Party shall be exclusive of any value added tax, to the extent applicable.

(c)              Indemnification by the Borrower.  Each Loan Party shall indemnify the Administrative Agent and each Lender, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes payable or paid by the Administrative Agent or such Lender on or with respect to any payment by or on account of any obligation of the Loan Parties hereunder (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.18) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d)             Evidence of Payments.  As soon as practicable after any payment of Taxes, imposed with respect to a payment under any Loan Document, by a Loan Party  to a Governmental Authority, such Loan Party shall deliver to the Administrative Agent documents evidencing such Tax withholding as required under applicable law.

(e)              Tax Forms.

(i)             Any Lender that is entitled to an exemption from or reduction of any applicable withholding Tax with respect to payments hereunder or under any other Loan Document shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law or as reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding, it being understood that for Israeli Tax purposes, a Lender shall be deemed to have complied with the provisions of this Section 2.18(e)(i) if the Lender has provided  an executed declaration regarding its non-Israeli tax residency to the Borrower.  In addition, any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to US backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such forms (other than such forms set forth in Section 2.18(e)(ii)(A)–(D), Section 2.18(e)(iii) or Section 2.18(e)(iv) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)          Without limiting the generality of the foregoing, in the event that the Borrower is a United States person under Section 7701(a)(30) of the Code, any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement, and after the occurrence of a change in the Lender’s circumstances which require a change in the most recent form or certification previously delivered by it (and from time to time thereafter upon the request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(A)      duly completed copies of Internal Revenue Service Form W-8BEN or Form W-8BEN-E claiming eligibility for benefits of an income tax treaty to which the United States of America is a party,

(B)      duly completed copies of Internal Revenue Service Form W-8ECI,

(C)      in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the Form of Exhibit F-1 to the effect that (A) such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) such Foreign Lender is not a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, (C) such Foreign Lender is not a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code and (D) no payments in connection with any Loan Document are effectively connected with the United States trade or business conducted by such Lender (a “U.S. Tax Compliance Certificate”) and (y) duly completed copies of  Internal Revenue Service Form W-8BEN or Form W-8BEN-E,

(D)      to the extent a Foreign Lender is not the beneficial owner (for example, where the Foreign Lender is a partnership or participating Lender granting a typical participation), an Internal Revenue Service Form W-8IMY, accompanied by a Form W-8ECI, W-8BEN, W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-2 or Exhibit F-3, Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership (and not a participating Lender) and one or more beneficial owners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-4 on behalf of each such direct or indirect owner, or

(E)      any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made, if any.

(iii)      Any Lender that is a United States person under Section 7701(a)(30) of the Code, to the extent it may lawfully do so, shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement, on or prior to the date on which any such form or certification expires or becomes obsolete, and after the occurrence of a change in the Lender’s circumstances which require a change in the most recent form or certification previously delivered by it (and from time to time thereafter upon the request of the Borrower or the Administrative Agent), duly completed copies of Internal Revenue Service Form W-9 (or any successor form) certifying that such Lender is entitled to an exemption from U.S. backup withholding tax.

(iv)      If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment.  Solely for purposes of this paragraph, “FATCA” shall include any amendments made to FATCA after the Effective Date.

Each Lender agrees that if any form or certification it previously delivered by it expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

Each Lender hereby authorizes the Administrative Agent to deliver to the Loan Parties and to any successor Administrative Agent any documentation provided by such Lender to the Administrative Agent pursuant to this Section 2.18(e).

(f)              Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) the full amount of any Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Taxes and without limiting the obligation of the Loan Parties to do so) and (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.04(c) relating to the maintenance of a Participant Register, in either case, that are payable or paid by the Administrative Agent and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.  Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (f).

(g)            Refunds.  If the Administrative Agent or a Lender determines, in its sole discretion, exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified by a Loan Party or with respect to which the Loan Party has paid additional amounts pursuant to this Section 2.18, it shall pay over such refund to the Loan Party (but only to the extent of indemnity payments made, or additional amounts paid, by the Loan Party under this Section 2.18 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that the Loan Party, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority.  Notwithstanding anything to the contrary in this paragraph (g), in no event will the Administrative Agent or such Lender be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the Administrative Agent or such Lender in a less favorable net after-Tax position than the Administrative Agent or such Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid.  This paragraph (g) shall not be construed to require the Administrative Agent, any Lender to make available its Tax returns (or any other information relating to its Taxes which it deems confidential) to the Loan Party, any of its Subsidiaries or any other Person.

(h)             Survival.  The agreements in this Section 2.18 shall survive the termination of this Agreement and the payment of the Term Loans and all other amounts payable hereunder.

(i)              Defined Terms.  For purposes of this Section, the term “applicable law” includes FATCA.

SECTION 2.19          Payments Generally; Pro Rata Treatment; Sharing of Setoffs.

(a)              Payments by the Borrower.  The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest or fees, or of amounts payable under Section 2.16 or 2.18, or otherwise) or under any other Loan Document (except as otherwise expressly provided therein) prior to 1:00 p.m., New York City time, on the date when due, in immediately available funds, without set off or counterclaim.  Any amounts received after such time on any date may, in the discretion of the Required Lenders, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon.  All such payments shall be made to the Administrative Agent at an account maintained with the Administrative Agent as notified to the Borrower and the Lenders, except as otherwise expressly provided in the relevant Loan Document and except for payments pursuant to Sections 2.16, 2.18 and 9.03, which shall be made directly to the Persons entitled thereto.  The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof.  If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.  All payments hereunder and under any other Loan Document shall be made in Dollars.

(b)             Application of Insufficient Payments. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest, fees and other amounts then due hereunder, such funds shall be applied (i) first, towards payment of interest, fees and other amounts then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest, fees and other amounts then due to such parties, and (ii) second, towards the payment of principal then due hereunder, ratably among the parties thereto in accordance with the amounts of principal then due to such parties.

(a)             Pro Rata Treatment.  Each borrowing of Term Loans by the Borrower shall be allocated pro rata among the Lenders in accordance with their respective Term Commitments.  Each repayment by the Borrower in respect of principal or interest on the Term Loans and each payment in respect of fees or expenses payable hereunder shall be applied to the amounts of such obligations owing to the Lenders pro rata in accordance with the respective amounts then due and owing to such Lenders.  Each voluntary prepayment by the Borrower of Term Loans shall be applied to the amounts of such obligations owing to the Term Lenders pro rata.  Each mandatory prepayment by the Borrower of the Term Loans shall be applied pro rata in accordance with the respective principal amounts of the outstanding Term Loans. Amounts prepaid on account of the Term Loans may not be reborrowed.

(b)              Sharing of Payments by Lenders.  If any Lender shall, by exercising any right of set off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Term Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Term Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Term Loans of other applicable Lenders to the extent necessary so that the benefit of all such payments shall be shared by the applicable Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Term Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Term Loans to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply).  The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(c)              Presumptions of Payment.  Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due.  In such event, if the Borrower has not in fact made such payment, then each of the applicable Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(d)             Certain Deductions by the Administrative Agent.  If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.08(b) or 2.19(e), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

SECTION 2.20          Mitigation Obligations; Replacement of Lenders.

(a)              Designation of a Different Lending Office.  If any Lender requests compensation under Section 2.16, or if the Borrower is required to pay any additional amount pursuant to Section 2.18, then such Lender shall, if requested by the Borrower, use reasonable efforts to designate a different lending office for funding or booking its Term Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.16 or 2.18, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.  The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.  Nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.16 or 2.18.

(b)             Replacement of Lenders.  If any Lender requests compensation under Section 2.16, if the Borrower is required to pay any additional amount pursuant to Section 2.18, if any Lender defaults in its obligation to fund Term Loans hereunder or if any Lender does not consent to any proposed amendment, supplement, modification, consent or waiver of any provision of this Agreement or any other Loan Document that requires the consent of each of the Lenders or each of the Lenders affected thereby (so long as the consent of the Required Lenders has been obtained), then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender or any Lender that becomes a Defaulting Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) to the extent required by Section 9.04, the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Term Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.16 or payments required to be made pursuant to Section 2.18, such assignment will result in a reduction in such compensation or payments and (iv) until such time as such assignment shall be consummated, the Borrower shall pay all additional amounts (if any) required pursuant to Section 2.16 or 2.18.  A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

SECTION 2.21          MIRE Event. Notwithstanding anything to the contrary herein, the making, increasing, extension or renewal of any Term Loans pursuant to this Agreement shall be subject to the Loan Parties’ compliance with the first sentence of Section 5.11(b)(ix) hereto.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants (as to itself and each of its Subsidiaries) to the Lenders that as of the Effective Date and on any other date on which the representations and warranties in this Article III are made or deemed made under any Loan Document and on any other date on which the representations and warranties in this Article III are required under or pursuant to this Agreement or any other Loan Document as a condition to any action or transaction that:

SECTION 3.01          Organization; Powers.  Each of the Borrower and its Subsidiaries (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has all requisite organizational power and authority to carry on its business as now conducted and (c) is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except in each case referred to in clauses (a) (other than with respect to the Loan Parties), (b) and (c) where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.  Neither the Borrower nor any Subsidiary organized under the laws of the State of Israel is a “company in violation” under Section 362A of the Israeli Companies Law.

SECTION 3.02          Authorization; Enforceability.  The execution, delivery and performance by each Loan Party of each Loan Document to which such Loan Party is a party and the consummation of the Transactions are within the Borrower’s and each other Loan Party’s corporate or other organizational powers and have been duly authorized by all necessary corporate and, if required, by all necessary shareholder or other organizational action.  This Agreement and each of the other Loan Documents have been duly executed and delivered by each Loan Party thereto and constitutes, or when executed and delivered by such Loan Party will (subject to, in the case of the Foreign Loan Parties, the Legal Reservations and the Perfection Requirements) constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each such Loan Party in accordance with its terms, enforceable in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.03          Governmental Approvals; No Conflicts.  The execution, delivery and performance by each Loan Party of each Loan Document to which such Loan Party is a party and the consummation of the Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except for (i) such as have been obtained or made and are in full force and effect, (ii) filings and recordings in respect of the Liens created pursuant to the Security Documents (including the IIA Approval) and (iii) such consents, approvals, registrations, filings, or other actions the failure to obtain or make which could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, (b) will not violate any Requirement of Law in any material respect, (c) will not violate or result in a default under any Contractual Obligation upon the Borrower and its Subsidiaries or its or their respective assets, or give rise to a right thereunder to require any payment to be made by the Borrower or any of its Subsidiaries, in the case of this clause (c), except to the extent such violation or default could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, and (d) except for the Liens created pursuant to the Security Documents, will not result in the creation or imposition of any Lien (other than any Lien permitted under Section 6.02) on any asset of the Borrower or any of its Subsidiaries.

SECTION 3.04          Financial Condition; No Material Adverse Change.

(a)             Financial Condition. The Borrower has heretofore furnished to the Lenders (a) its consolidated balance sheet and statements of operations, stockholders’ equity and cash flows as of and for the fiscal year ended December 31, 2020, reported on by BDO Ziv Haft Certified Public Accountants, independent public accountants and (b) internally prepared, unaudited financial statements of the Borrower and its Subsidiaries, consisting of a consolidated balance sheet and statements of operations, stockholders’ equity and cash flows as of and for the fiscal quarter ended June 30, 2021.  Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower and its consolidated Subsidiaries as of such dates and for such periods in accordance with IFRS.  There are no liabilities of the Borrower or any of its Subsidiaries, fixed or contingent, which are material in relation to the consolidated financial condition of the Borrower that are not reflected in the most recent consolidated financial statements of the Borrower delivered pursuant to this Section or Section 5.01(a) or (b) or in the notes thereto, other than (x) liabilities arising in the ordinary course of business since the date of such financial statements and (y) any matters listed on Schedule 6.01.

(b)              No Material Adverse Change.   Since December 31, 2020, no change, development or event shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

SECTION 3.05          Properties.

(a)            Property Generally.  Each of the Borrower and its Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business, subject only to Liens permitted by Section 6.02 and except (i) for easements, restrictions, exceptions, reservations or defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes or (ii) where the failure to have such title or interest could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.  There are no Mortgaged Properties on the Effective Date.

(b)             Intellectual Property.  Each of the Borrower and its Subsidiaries owns, or is licensed to use, or otherwise has the right to use, all trademarks, tradenames, domain names, social and mobile media identifiers and other source identifiers, copyrights, patents, methods, processes and other intellectual property material to the business of the Borrower and its Subsidiaries, taken as a whole.  To the knowledge of the Borrower, the operation of the businesses of the Borrower and its Subsidiaries does not infringe upon, misappropriate or otherwise violate the rights of any other Person, in each case except for any such infringements, misappropriations or violations that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.  The Borrower and its Subsidiaries have taken commercially reasonable measures to protect and maintain (i) the security, integrity and continuous operation of their systems, networks, software and other information technology assets (and the data stored thereon) and (ii) the confidentiality of their trade secret(s), and there have been no breaches or outages of or unauthorized access to the foregoing, in each case, that could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(c)              Except as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, to the knowledge of the Borrower, no Loan Party nor any Subsidiary has embedded any open source, copyleft or community source code in any of its products generally available or in development, including but not limited to any libraries or code licensed under any General Public License, Lesser General Public License or similar license arrangement that, as a condition of modification or distribution of the third party software subject to such open source license: (i) requires the disclosure and/or distribution in source code form of any of a Loan Party’s or Subsidiary’s proprietary software or other intellectual property, derivative works thereof and/or other software incorporated into, derived from or distributed with such proprietary software or other intellectual property; (ii) prohibits or limits a Loan Party or Subsidiary from charging a fee or receiving consideration in connection with distributing any Loan Party’s or Subsidiary’s proprietary software or other intellectual property and/or derivative works thereof; or (iii) requires the licensing to third parties of any Loan Party’s or Subsidiary’s proprietary software or other intellectual property, derivative works thereof and/or other software incorporated into, derived from or distributed with such proprietary software or other intellectual property.

SECTION 3.06          Litigation and Environmental Matters.

(a)              Actions, Suits and Proceedings.  There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries that could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters listed on Schedule 3.06(a)) or that question the validity or enforceability of this Agreement.

(b)              Environmental Matters.  Except for the Disclosed Matters listed on Schedule 3.06(b) and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any conditions or occurrences that could reasonably be expected to result in any Environmental Liability of the Borrower or any of its Subsidiaries.

SECTION 3.07          Compliance with Laws and Contractual Obligations.  Each of the Borrower and its Subsidiaries is in compliance with all Requirements of Law applicable to it or its property or all Contractual Obligations (including its external policies relating to privacy and security) binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.08          Investment Company Act Status.  Neither the Borrower nor any other Loan Party is required to register as an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

SECTION 3.09          Taxes.

(a)              Each of the Borrower and its Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (i) Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves or (ii) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

(b)              Except as disclosed on Schedule 3.09, neither the Borrower nor any Subsidiary incorporated in the State of Israel has instituted, negotiated, signed or become a party to any arrangement (“hesder prisa”) settlement, compromise or any similar agreement of any kind or nature whatsoever with the ITA, the National Insurance Institute of Israel (Bituach Leumi), or any other Israeli governmental body, according to which the payments or obligations towards such entities will be rescheduled, deferred or otherwise paid in instalments and which in each case are classified as “Preferred Debts” (“hovot be-din kedima”) under Section 234(a)(5) of the Israeli Insolvency Law.

SECTION 3.10          ERISA.  Except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, (a) no ERISA Event has occurred or is reasonably expected to occur and (b) the Borrower and each ERISA Affiliate has complied with the applicable provisions of ERISA and the Code with respect to each Plan.  The present value of all accumulated benefit obligations under each Plan does not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets under such Plan (determined in both cases using the applicable assumptions under Section 430 of the Code and the Treasury Regulations promulgated thereunder) by an amount that could reasonably be expected to result in a Material Adverse Effect.

SECTION 3.11          Disclosure; Accuracy of Information.  None of the written reports, financial statements, certificates or other written information (other than projections, other forward looking information and information of a general economic and/or industry nature) furnished by or on behalf of the Borrower or any Subsidiary to the Administrative Agent or any Lender in connection with the Transactions or in connection with the negotiation of this Agreement and the other Loan Documents or delivered hereunder or thereunder (as modified or supplemented by other information so furnished) taken as a whole contains any untrue statement of material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading; provided that with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time made and at the time provided to the Administrative Agent or any Lender (it being understood that such projected financial information and all information concerning future proposed and intended activities of the Borrower and any Subsidiaries are forward-looking statements which by their nature are subject to significant uncertainties and contingencies, many of which are beyond the Borrower’s and any Subsidiaries’ control, and that actual results may differ, perhaps materially, from those expressed or implied in such forward looking statements, and the Borrower gives no assurance that the projections will be realized).

SECTION 3.12          Margin Regulations.  Neither the Borrower nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying Margin Stock, and no part of the proceeds of any extension of credit hereunder will be used to buy or carry any Margin Stock.  Following the application of the proceeds of each Borrowing, not more than 25% of the value of the assets (either of the Borrower only or of the Borrower and its Subsidiaries on a consolidated basis) will be Margin Stock.

SECTION 3.13          [Reserved].

SECTION 3.14          No Default.  No Default or Event of Default has occurred and is continuing.

SECTION 3.15          Subsidiaries.  Schedule 3.15 is a complete and correct list of all of the Subsidiaries of the Borrower as of the Effective Date, together with, for each such Subsidiary as of the Effective Date, (i) the jurisdiction of organization of such Subsidiary, (ii) each Person holding ownership interests in such Subsidiary, (iii) the nature of the ownership interests held by each such Person and the percentage of ownership of such Subsidiary represented by such ownership interests and (iv) whether such Subsidiary is a Subsidiary Guarantor or an Excluded Subsidiary.  As of the Effective Date, except as disclosed in Schedule 3.15, (x) each of the Borrower and its Subsidiaries owns, free and clear of Liens (other than Liens created pursuant to the Security Documents and statutory Liens permitted under Section 6.02), and has the unencumbered right to vote, all outstanding ownership interests in each Person shown to be held by it in Schedule 3.15, (y) all of the issued and outstanding Capital Stock of each such Person organized as a corporation is validly issued, fully paid and nonassessable and (z) there are no outstanding Equity Rights with respect to such Person.

SECTION 3.16          Security Documents.  Subject to (in the case of the Foreign Loan Parties) to the Legal Reservations and the Perfection Requirements, the Liens granted by the Security Documents constitute valid perfected first priority Liens on the properties and assets covered by the Security Documents, to the extent required by the Security Documents and subject to no prior or equal Lien except those Liens permitted by Section 6.02.

SECTION 3.17          Anti-Corruption Laws and Sanctions; USA PATRIOT Act.

(a)             The Borrower has implemented and maintains in effect policies and procedures designed to ensure compliance in all material respects by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and the Borrower, its Subsidiaries and their respective officers, and to the knowledge of the Borrower, its employees and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in any Loan Party or any Subsidiary thereof being designated as a Sanctioned Person.  None of (a) the Borrower, any such Subsidiary, any of their respective directors or officers or (b) to the knowledge of the Borrower, any employee or agent of the Borrower or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person.  No use of proceeds of any Term Loan or other Transaction contemplated by this Agreement will violate Anti-Corruption Laws or applicable Sanctions.

(b)             The Borrower, each of its Subsidiaries and, to the knowledge of the Borrower, its employees and agents, are in compliance in all material respects with the USA PATRIOT Act, and any other applicable terrorism and money laundering laws, rules, regulations and orders.

SECTION 3.18          Solvency.  On such date, the Borrower and its Subsidiaries on a consolidated basis, after giving effect to the Transactions and the incurrence of all Indebtedness and obligations being incurred in connection herewith and therewith will be Solvent.

SECTION 3.19          EEA Financial Institution.  No Loan Party is an EEA Financial Institution.

ARTICLE IV

CONDITIONS

SECTION 4.01          Conditions to Effective Date.  The obligation of each Lender to make the Term Loans requested to be made by it hereunder is subject to the satisfaction (or waiver in accordance with Section 9.02), prior to or concurrently with the making of the Term Loans on the Effective Date, of each of the following conditions precedent:

(a)             Loan Documents.  The Administrative Agent and the Lenders shall have received executed counterparts of this Agreement and the other Loan Documents, each properly executed by a Responsible Officer of the applicable Loan Party and each other party to such Loan Documents, in each case in form and substance satisfactory to the Lenders.

(b)              FP Stock Purchase.  The Administrative Agent and the parties to the FP Share Purchase Agreement shall have received a copy of the FP Share Purchase Agreement, duly executed by all the parties thereto.

(c)              Solvency Certificate.  The Administrative Agent and the Lenders  shall have received a Solvency Certificate executed by the chief financial officer of the Borrower in the form of Exhibit G.

(d)              Corporate Documents.  The Administrative Agent and the Lenders shall have received such documents and certificates as the Administrative Agent, the Lenders or their counsel may reasonably request relating to the organization, existence and good standing of each Loan Party, the authorization of the Transactions and any other legal matters relating to the Loan Parties, this Agreement or the Transactions, all in form and substance reasonably satisfactory to the Administrative Agent, the Lenders and their counsel.

(e)             Officer’s Certificate.  The Administrative Agent and the Lenders shall have received a certificate, dated the Effective Date and signed by a senior executive officer of the Borrower, to the effect that (i) the representations and warranties of the Borrower set forth in Article III, and of each Loan Party in each of the other Loan Documents to which it is a party, shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein) on and as of the Effective Date (or, if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date), (ii) at the time of and immediately after giving effect to the Effective Date, no Default or Event of Default shall have occurred and be continuing, and (iii) there shall not exist any action, suit, investigation, litigation, proceeding, injunction, hearing or other legal or regulatory developments, pending or threatened in any court or before any arbitrator or Governmental Authority that individually or in the aggregate materially impairs the Transactions, the financing thereof or any of the other transactions contemplated by the Loan Documents.

(f)              No Default or Event of Default. At the time of and immediately after giving effect to the Term Loans, no Default or Event of Default shall have occurred and be continuing.

(g)             Financial Information.  The Administrative Agent and the Lenders shall have received from the Borrower (i) the financial statements of the Borrower and its Subsidiaries specified in Section 3.04(a) and (ii) the preliminary (flash) unaudited consolidated balance sheet of the Borrower and its Subsidiaries and the related statements of operations, stockholders’ equity and cash flows as of and for the fiscal year ended December 31, 2021.

(h)              Material Adverse Effect.  Since December 31, 2020, no change, development or event shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(i)              USA PATRIOT Act. The Administrative Agent and the Lenders shall have received, (i) at  least two days prior to the Effective Date, all documentation and other information regarding the Borrower requested in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, to the extent requested in writing of the Borrower at least three days prior to the Effective Date and (ii) at least three days prior to the Effective Date, any Lender that has requested in writing a Beneficial Ownership Certification in relation to the Borrower shall have received such Beneficial Ownership Certification (provided that, upon the execution and delivery by such Lender of its signature page to this Agreement, the condition set forth in this clause (ii) shall be deemed to be satisfied).

(j)              Borrowing Request. The Administrative Agent shall have received a Borrowing Request in respect thereof.

(k)             Searches. The Administrative Agent and the Lenders shall have received the results of recent UCC, tax, litigation and judgment Lien searches (including, without limitation, in the United States Patent and Trademark Office, the United States Copyright Office and any other similar or equivalent office in any non-United States jurisdictions) with respect to each of the Loan Parties to the extent reasonably required by the Administrative Agent and the Lenders, and such results shall not reveal any material judgment or any Lien on any of the assets of the Loan Parties except for Liens permitted under Section 6.02 or Liens to be discharged on or prior to the Effective Date.

(l)              Perfection Certificate.  The Administrative Agent and the Lenders (or their counsel) shall have received a completed perfection certificate dated the Effective Date and signed by a Responsible Officer of each Loan Party, together with all attachments contemplated thereby.

(m)            Pledged Stock and Pledged Notes.  The Administrative Agent (or its counsel) shall have received (i) the certificates representing the Capital Stock required to be pledged pursuant to the Security Agreement (if any), together with an undated stock power or similar instrument of transfer for each such certificate endorsed in blank by a duly authorized officer of the pledgor thereof, (ii) the share certificates representing the shares required to be pledged pursuant to the Israeli Share Pledge, together with a share transfer form in blank, an irrevocable proxy and an irrevocable undertaking, each executed by a duly authorized officer of the signatory thereto in the forms appended to the Israeli Share Pledge, and (iii) each Material Debt Instrument (if any) endorsed (without recourse) in blank (or accompanied by an transfer form endorsed in blank) by the pledgor thereof.

(n)           Filings, Registrations and Recordings.  The Administrative Agent (or its counsel) shall have received (i) UCC (or similar) financing statements naming the Borrower and each Subsidiary Guarantor as debtor and the Administrative Agent as secured party, in appropriate form for filing, registration or recordation in the jurisdiction of incorporation or organization of each such Loan Party, (ii) all forms and registration notices in appropriate form for filing, registration and recordation of each of the Security Documents with the Israeli Registry of Companies, the Israeli Registry of Pledges and the Israeli Registry of Patents, Trademarks and Designs and (iii) short form security agreements in appropriate form for filing with the United States Patent and Trademark Office and the United States Copyright Office, as appropriate, with respect to the patents, trademarks, copyrights and exclusive copyright licenses of the Borrower and the Subsidiary Guarantors registered or applied for with such offices, which items are listed in the Perfection Certificate and constituting Collateral.

(o)             Legal Opinion.  The Administrative Agent shall have received a written opinion (addressed to the Administrative Agent and the Lenders and dated the Effective Date) of (i) Davis, Polk & Wardwell LLP, New York counsel for the Loan Parties, (ii) Latham & Watkins LLP, London counsel for the Lenders, and (iii) Gross & Co., Israeli counsel for the Loan Parties, in each case form and substance reasonably satisfactory to the Administrative Agent and the Lenders, covering such other matters relating to the Loan Parties, this Agreement or the Transactions as the Administrative Agent and the Lenders shall reasonably request (and the Borrower hereby instructs such counsel to deliver such opinion to the Lenders and the Administrative Agent).

(p)          Repayment and Termination of Existing Indebtedness.  The Administrative Agent and the Lenders shall have received (i) evidence satisfactory to the Administrative Agent and the Lenders  that all Indebtedness under the Existing Credit Facilities shall be simultaneously terminated and all amounts thereunder shall be simultaneously repaid in full and (ii) evidence that arrangements satisfactory to the Administrative Agent and the Lenders shall have been made for the termination and release of guarantees, Liens and security interests granted in connection therewith in a form reasonably satisfactory to the Administrative Agent and the Lenders.

(q)             Insurance.  Subject to Section 5.13, the Administrative Agent and the Lenders shall have received a copy of, or a certificate as to coverage under, the insurance policies required by Section 5.06 and the applicable provisions of the Security Agreement, each of which shall be endorsed or otherwise amended to include a standard lender’s loss payable or mortgage endorsement (as applicable) and shall name the Administrative Agent as additional insured or lender loss payee, as applicable, in form and substance reasonably satisfactory to the Administrative Agent and the Lenders.

(r)              Israeli Innovation Authority. The Administrative Agent and the Lenders shall have received the IIA Approval, subject only to the execution by the Administrative Agent on behalf of the Secured Parties of the IIA Undertaking.

(s)              Agent of Service of Process Letter. The Administrative Agent and the Lenders shall have received a letter from Cogency Global Inc., accepting its appointment from the Loan Parties as process agent.

(t)             Fees; Costs and Expenses.  The Administrative Agent and the Lenders shall have received the payment and/or reimbursement of all fees, expenses and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced at least one Business Days prior to the Effective Date, reimbursement or payment of all out of pocket expenses required to be reimbursed or paid by the Borrower hereunder, which in each case may be netted from the borrowing on the Effective Date.

ARTICLE V

AFFIRMATIVE COVENANTS

Until the Term Commitments have expired or been terminated and the principal of and interest on each Term Loan and all fees and other amounts payable hereunder shall have been paid in full in cash (other than contingent indemnification obligations as to which no claim has been asserted), the Borrower (on behalf of itself and each of its Subsidiaries) covenants and agrees with the Lenders that:

SECTION 5.01          Financial Statements and Other Information.  The Borrower will furnish to the Administrative Agent and each Lender:

(a)             prior to the Qualifying SPAC Transaction, within 120 days after the end of each fiscal year of the Borrower and on and after the Qualifying SPAC Transaction, within 90 days after the end of each fiscal year of the Borrower (or such other period for the filing of the Borrower’s annual report on Form 20-F as permitted by the SEC), the audited consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows of the Borrower and its Subsidiaries as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by BDO Ziv Haft Certified Public Accountants or other independent public accountants of recognized national standing (without any qualification or exception as to the scope of such audit; provided that with respect to the audit for the fiscal year ending December 31, 2022, such audit may have a “going concern” qualification solely with respect to, or resulting solely from the cash balance needs of the Borrower and its Subsidiaries) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with IFRS consistently applied and accompanied by a narrative report containing management’s discussion and analysis of the financial position and financial performance for such fiscal year in reasonable form and detail;

(b)              within 75 days after the end of the first three fiscal quarters of each fiscal year of the Borrower, the consolidated balance sheets and related consolidated statements of income and cash flows of the Borrower and its Subsidiaries as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for (or, in the case of the balance sheet, as of the end of) the corresponding period or periods of the previous fiscal year, all in reasonable detail and certified by a Responsible Officer as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with IFRS consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c)              concurrently with any delivery of financial statements under Section 5.01(a) or (b), a certificate of a Responsible Officer of Borrower (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with Section 6.11 (including any calculation of the Total Leverage Ratio), (iii) stating whether any change in IFRS or in the application thereof has occurred since the date of the most recent audited financial statements of the Borrower referred to in Section 3.04(a) and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate, (iv) setting forth the information required pursuant to Annexes 1 through 4 of the Security Agreement and certifying that such Annexes are true and correct in all material respects and contain all applicable collateral as of such date or confirming that there has been no change in such information since the date of the most recent certificate delivered pursuant to this Section 5.01(c)(Y), and (v) a list of each direct and indirect subsidiary of the Borrower that identifies each such Person as a Subsidiary and/or an Excluded Subsidiary as of the date of delivery of such list or a confirmation that there has been no change to such information since the later of the Effective Date and the date of the last such list;

(d)              annually, as soon as available, but in any event by no later than sixty (60) days after the beginning of each fiscal year, and after the consummation of the Qualifying SPAC Transaction, distributed at the request of and only to each Lender that has selected “Private Side Information” or similar designation, an annual budget of the Borrower and its Subsidiaries for such fiscal year in the same form prepared for the Borrower’s Board of Directors or in such other form reasonably satisfactory to the Administrative Agent and the Required Lenders;

(e)             promptly following receipt thereof, copies of any documents described in Sections 101(k) or 101(l) of ERISA that the Borrower or, to the knowledge of the Borrower, any ERISA Affiliate may request with respect to any Multiemployer Plan; provided that if the Borrower or any ERISA Affiliate has not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of the Administrative Agent, the Borrower shall promptly request, or request that its ERISA Affiliate promptly request, such documents or notices from such administrator or sponsor and the Borrower shall provide copies of such documents and notices to the Administrative Agent promptly after receipt thereof;

(f)           promptly upon receipt thereof, and after the consummation of the Qualifying SPAC Transaction, distributed only to each Lender that has selected “Private Side Information” or similar designation, copies of all other final reports, management letters or recommendations submitted to the Borrower or any Loan Party by its independent certified public accountants in connection with any annual or interim audit or review of the books of the Loan Parties made by such accountants, which such independent certified public accountants have consented to being shared with the Lenders, after use of the Borrower’s commercially reasonable efforts to obtain such consent (it being understood that any final reports, management letters or recommendations that are otherwise required to be delivered by this Section 5.01 must be delivered and are not subject to the foregoing consent of such independent certified public accountants);

(g)             promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the equity holders of the Borrower, and copies of any annual, regular, periodic and special reports and registration statements which a Loan Party may file or be required to file with the SEC under Section 13 or 15(d) of the Exchange Act, and not otherwise required to be delivered to the Administrative Agent and the Lenders pursuant hereto;

(h)             promptly, and in any event within seven (7) Business Days after receipt thereof by any Loan Party or any Subsidiary thereof, copies of each material notice or other material correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation or possible investigation or other inquiry (with respect to other inquiries, other than inquiries that are in the ordinary course of business, as determined in the reasonable discretion of the Borrower) by such agency regarding financial or other operational results of any Loan Party or any Subsidiary thereof;  provided that, the Borrower shall have no obligation to provide any information to the extent that the delivery of such material notice or correspondence would violate any law, rule or regulation, or any obligation or confidentiality binding upon, or waiver any attorney-client privilege of any Loan Party; provided, further, that in the event that the Borrower does not provide information in reliance on the preceding proviso, the Borrower shall provide notice to the Administrative Agent (on behalf of the Lenders) that such information is being withheld and the Borrower shall use its commercially reasonable efforts to communicate the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege;

(i)             promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, or compliance with the terms of this Agreement and the other Loan Documents, as the Administrative Agent may reasonably request;

(j)             upon the request of the Administrative Agent, the Borrower shall conduct semi-annual conference calls that any Lender may attend to discuss the financial condition and results of operations of Issuer and its Subsidiaries for the most recently ended measurement period for which financial statements have been delivered pursuant to Section 5.01(a) and Section 5.01(b), at a date and time to be determined by the Administrative Agent and the Borrower, with reasonable advance notice to the Lenders; provided, that after the Qualifying SPAC Transaction has occurred, the requirement set forth in this Section 5.01(j) may be satisfied with a quarterly public earnings call; and

(k)             by 5:00 pm (Israel time) on Wednesday and Sunday of each week, a certificate of a Responsible Officer of the Borrower (which delivery may be by electronic transmission) containing (i) a statement of the cash balances of each Loan Party, accompanied by such bank account statements and (ii) a statement of the Qualified Cash as of such date; provided, that (i) the requirement to deliver such certificate shall not apply from the date that the Borrower has delivered a certificate pursuant to Section 5.01(c), reporting Qualified Cash in an amount exceeding $20,000,000 for a period of thirty (30) consecutive days (so long as such date is after June 30, 2023) and (ii) the requirement to deliver a certificate of a Responsible Officer of the Borrower (which delivery may be by electronic transmission) by 5:00 pm (Israel time) on Wednesday of each week, containing (i) a statement of the cash balances of each Loan Party, accompanied by such bank account statements and (ii) a statement of the Qualified Cash as of such date shall be reinstated if cash balances of the Loan Parties fall below $20,000,000 on any date.

Documents required to be delivered pursuant to Sections 5.01(a) or(b) (to the extent any such documents are included in materials otherwise filed with the SEC) shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents or provides a link thereto on the Borrower’s website, (ii) on which such documents are posted on the Borrower’s behalf on Intralinks/IntraAgency or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third party website or whether sponsored by the Administrative Agent), or (iii) such financial statements or other documents are posted on the SEC’s website on the internet at www.sec.gov; provided that the Borrower shall, at the request of the Administrative Agent, continue to deliver copies (which delivery may be by electronic transmission) of such documents to the Administrative Agent.

SECTION 5.02          Notices of Material Events.  The Borrower will furnish to the Administrative Agent and each Lender promptly, and in any event within three (3) Business Days, written notice of the following:

(a)              the occurrence of any Default or Event of Default;

(b)              the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Borrower or any of its Affiliates, other than disputes in the ordinary course of business or, whether or not in the ordinary of business, if adversely determined could reasonably be expected to result in losses and/or expenses in excess of $1,000,000;

(c)              the occurrence of the consummation of the Qualifying SPAC Transaction;

(d)              the occurrence of any ERISA Event that, individually or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability in an amount in excess of $1,000,000;

(e)              any material change in accounting policies or financial reporting practices by any Loan Party or any Subsidiary;

(f)              if any Responsible Officer of any Loan Party or any Subsidiary has knowledge that the Borrower, or any Subsidiary or Affiliate of the Borrower, is listed on the OFAC Lists or (i) is convicted on, (ii) pleads nolo contendere to, (iii) is indicted on, or (iv) is arraigned and held over on charges involving money laundering or predicate crimes to money laundering;

(g)            planned or actual negotiations by the Borrower or any Subsidiary to (i) terminate or amend any Material Contract of Borrower or any of its Subsidiaries, or (ii) enter into any new Material Contract, in each case of the foregoing clauses (i) and (ii), with a written statement describing such event or planned event, with drafts of such amendments or new contracts, and an explanation of any proposed actions being taken with respect thereto; and

(h)             any other development that results in, or could reasonably be expected to result in a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Responsible Officer setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03          Existence; Conduct of Business.

(a)             The Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business, except (other than with respect to any Loan Party’s legal existence) where the failure to do so could not reasonably be expected to result in a Material Adverse Effect; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03 or 6.04.

(b)             The Borrower will, and will cause each of its Subsidiaries incorporated in Israel to fulfill in all material respects all obligations under applicable law in connection with the IIA-Funded Know-How (including payment of all amounts due to any Governmental Authority in connection with the IIA-Funded Know-How).

(c)             The Secured Parties hereby acknowledge that any Liens in any IIA-Funded Know-How, to the extent applicable, and the realization thereof is subject to the Research Law.  In addition, the Secured Parties hereby acknowledge that (i) the grant of the Lien on any IIA-Funded Know-How or (potentially) in Equity Rights in an Israeli Loan Party that owns IIA-Funded Know-How will require and will be subject to the approval of the Israeli Innovation Authority and to the execution and delivery by the Administrative Agent, on behalf of itself and the other Secured Parties, of an IIA Undertaking and (ii) any realization of a Lien on IIA-Funded Know-How or (potentially) in Capital Stock in an Israeli Loan Party that owns IIA-Funded Know-How, including the sale, assignment or license of the IIA-Funded Know-How and its transfer within the framework of realization procedures under the Loan Documents will require and be subject to the approval of the Israeli Innovation Authority and to the conditions of the IIA Approval and of the Research Law.  In addition, any realization of a Lien on the IIA-Funded Know-How or (potentially) in Capital Stock in an Israeli Loan Party that owns IIA-Funded Know-How will be subject to receiving an undertaking of the grantee, potential buyer or any other transferee to assume the applicable obligations in respect of such IIA-Funded Know-How in accordance with the Research Law and in accordance with the terms of the program pursuant to which grants were provided to the applicable Loan Party.  The Secured Parties hereby authorize the Administrative Agent to take, or refrain from taking, any actions or to enter into any necessary undertakings or agreements on behalf of the Secured Parties that the Administrative Agent shall determine in its sole discretion are necessary to comply with this provision or any other requirements of the Israeli Innovation Authority with respect to IIA-Funded Know-How and any ancillary or related property.  This Section 5.03(c) shall be defined as the “IIA Provision.”

SECTION 5.04          Payment of Taxes and Other Obligations.  The Borrower will, and will cause each of its Subsidiaries to, pay discharge or otherwise satisfy as the same shall become due and payable, all of its obligations and liabilities, including Tax liabilities unless (a) the same are being contested in good faith by appropriate proceedings diligently conducted, (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with IFRS and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.05          Maintenance of Properties.  The Borrower will, and will cause each of its Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.06          Maintenance of Insurance.

(a)            The Borrower will, and will cause each of its Subsidiaries to, maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

(b)           With respect to each Mortgaged Property that is located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a “special flood hazard area” with respect to which flood insurance has been made available under Flood Insurance Laws, the Borrower shall, or shall cause the applicable Loan Party to, (i) maintain, with financially sound and reputable insurance companies (except to the extent that any insurance company insuring the Mortgaged Property of the Borrower and each other Loan Party ceases to be financially sound and reputable after the Effective Date, in which case, the applicable Loan Party shall promptly replace such insurance company with a financially sound and reputable insurance company), such flood insurance in such amounts sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws and (ii) promptly upon request of the Administrative Agent or any other Lender, deliver to the Administrative Agent (for distribution to all Lenders), evidence of such compliance in form and substance reasonably acceptable to the Administrative Agent and the Lenders, including, without limitation, evidence of annual renewals of such insurance.

SECTION 5.07          Books and Records.  The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which true and correct entries, in all material respects, are made of all dealings and transactions in relation to its business and activities.

SECTION 5.08          Inspection Rights.  The Borrower will, and will cause each of its Subsidiaries to, permit any representatives of the Lenders designated by the Administrative Agent, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, which shall be at the reasonable expense of the Borrower, not to exceed one time per year, and during the continuation of an Event of Default, at any time, in each case during normal business hours with reasonable prior notice.  Notwithstanding any provision to the contrary, all visits, inspections, meetings and discussions held pursuant to this Section 5.08 are subject to applicable attorney-client privilege exceptions and compliance with non-disclosure and confidentiality agreements between the Borrower, any of its Subsidiaries and third parties.

SECTION 5.09          Compliance with Laws and Contractual Obligations.  The Borrower will, and will cause each of its Subsidiaries to, comply with all Requirements of Law (including any Environmental Laws and any Requirements of Law relating to ERISA), in each case, applicable to it or its property, and all Contractual Obligations (including its external policies relating to privacy and security), in each case, binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. The Borrower will maintain in effect and enforce policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

SECTION 5.10         Use of Proceeds .  The proceeds of the Term Loans shall be used (a) to repay the Existing Credit Facilities, (b) to pay related fees and expenses in connection with the Loan Documents, and (c) for working capital and general corporate purposes of the Borrower and its Subsidiaries.  No part of the proceeds of any Term Loan will be used, whether directly or indirectly, for any purpose that entails a violation of Regulations T, U or X.

SECTION 5.11          Additional Loan Parties; Real Property; Further Assurances.

(a)              Loan Parties.  The Borrower will take such action, and will cause each of its Subsidiaries (other than any Excluded Subsidiary), to take such action, from time to time as shall be reasonably necessary to ensure that the Borrower and all of its Subsidiaries (other than Excluded Subsidiaries) are “Loan Parties” hereunder.  Without limiting the generality of the foregoing, in the event that (x) the Borrower or any of its Subsidiaries shall form or acquire any new Subsidiary (including any Subsidiary formed as a result of an LLC Division) that shall constitute a Subsidiary hereunder (other than an Excluded Subsidiary) or (y) any Subsidiary of the Borrower or any of its Subsidiaries shall cease to constitute an Excluded Subsidiary, the Borrower will cause such Subsidiary to, within 60 days (or such longer time as the Administrative Agent may agree in its sole discretion):

(i)      become a “Guarantor” under or a party to, the Guaranty Agreement, and a “Secured Party” under the Security Agreement pursuant to a Joinder Agreement, or a “Chargor” (or other equivalent term) under the applicable Security Document by delivering a supplement or accession to the applicable Security Document, substantially in the form specified therein or in such other form as the Administrative Agent may agree in its sole discretion (acting reasonably);

(ii)      subject to (in the case of Foreign Loan Parties), the Perfection Requirements and Legal Reservations, cause such Subsidiary to take such action (including delivering such shares of stock and executing and delivering such Uniform Commercial Code financing statements) as shall be necessary to create and perfect valid and enforceable first priority Liens on substantially all of the personal property of such new Subsidiary as collateral security for the obligations of such new Subsidiary hereunder to the extent required pursuant to the Security Documents; and

(iii)      deliver such proof of corporate action, incumbency of officers, opinions of counsel and other documents as is substantially consistent with those delivered by the Loan Parties pursuant to Section 5.01 on the Effective Date as the Administrative Agent shall reasonably request.

(b)             Real Property.  If, subsequent to the Effective Date, a Domestic Loan Party (including a Person that becomes a Loan Party pursuant to Section 5.11(a)) shall acquire any fee-owned real property located in the United States of America (for the avoidance of doubt which shall not include leasehold interests in any real property) having a fair market value of $1,000,000 or more (a “Material Real Property”) in the reasonable estimation of the Borrower, the Borrower shall promptly (and in any event within 10 Business Days), after any Responsible Officer of a Loan Party acquires knowledge of same, notify the Administrative Agent and each Lender of same.  The relevant Loan Party shall not be required to execute and deliver any Mortgage on such Material Real Property until (x) at least 60 days from the date the Borrower provided the Administrative Agent, each Lender with prior written notice of such acquisition of such Material Real Property and (y) the Borrower has received confirmation from the Administrative Agent and each Lender that flood insurance due diligence and flood insurance compliance as required by Section 5.11(b)(ix) hereto has been completed.  As soon as practicable thereafter, but in any event within 90 days thereafter (or such later date as the Administrative Agent may agree), each Loan Party shall, and shall cause each of its Subsidiaries to, take such action at its own expense as reasonably requested by the Administrative Agent, to grant to the Administrative Agent, for the benefit of the Secured Parties, the following with respect to such Material Real Property:

(i)      Mortgages; Fixture Filings.  The Borrower will deliver to the Administrative Agent a Mortgage encumbering such Mortgaged Property in favor of the Administrative Agent, for the benefit of the Secured Parties, duly executed and acknowledged by each Loan Party that is the owner of or holder of any interest in such Mortgaged Property, and otherwise in form for recording in the recording office of the appropriate recording office of the County where each such Mortgaged Property is situated, together with such certificates, affidavits, questionnaires or returns as may be reasonably necessary or advisable in connection with the recording or filing thereof to create a lien under applicable laws, and such financing statements and other instruments as may be reasonably necessary or advisable to grant a mortgage or deed of trust lien under the laws of the applicable jurisdiction on the Mortgaged Property and fixtures located thereon;

(ii)      Consents and Approvals.  The Borrower will deliver to the Administrative Agent such consents, approvals, assignments, amendments, supplements, estoppels, tenant subordination agreements, non-disturbance agreements or other instruments as may be reasonably necessary or advisable in order for the applicable Loan Party to grant the Lien of the Mortgage with respect thereto;

(iii)      Title Insurance Policies.  The Borrower will deliver to the Administrative Agent a policy of title insurance (or marked-up title insurance commitment or title proforma having the effect of a policy of title insurance) (a “Title Policy”) insuring the Lien of such Mortgage as a valid first mortgage or deed of trust Lien on the Mortgaged Property described therein in an amount not less than the estimated fair market value of such Mortgaged Property as reasonably determined by the Borrower, which Title Policy shall (A) be issued by a nationally-recognized title insurance company reasonably acceptable to the Administrative Agent (the “Title Company”), (B) include such reinsurance arrangements (with provisions for direct access, if necessary) as shall be reasonably acceptable to the Administrative Agent and the Required Lenders, (C) be supplemented by a “tie-in” or “aggregation” endorsement, if available under applicable law, and such other endorsements as may reasonably be requested by the Administrative Agent (including (to the extent available in the applicable jurisdiction and/or with respect to the Mortgaged Property, in each case, on commercially reasonable terms) endorsements on matters relating to usury, first loss, zoning, contiguity, revolving credit, doing business, public road access, survey, variable rate, environmental lien, subdivision, mortgage recording tax, separate tax lot, and so-called comprehensive coverage over covenants and restrictions) if available under applicable law at commercially reasonable rates and (D) contain no other exceptions to title other than Permitted Liens and other exceptions acceptable to the Administrative Agent and the Required Lenders in their reasonable discretion;

(iv)      Affidavits and Other Information.  The Borrower will deliver to the Administrative Agent such affidavits, certificates, information (including financial data) and instruments of indemnification (including a so-called “gap” indemnification) as may be required to induce the Title Company to issue the Title Policies and endorsements contemplated above;

(v)      Payment of Title Fees and Premiums.  The Borrower will deliver to the Administrative Agent evidence reasonably acceptable to the Administrative Agent and the Required Lenders of payment by Borrower of all Title Policy premiums, search and examination charges, escrow charges and related charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of the Mortgages and issuance of the Title Policies and endorsements contemplated above;

(vi)      Leases.  The Borrower will deliver to the Administrative Agent copies of all leases (or other agreements relating to possessory interests, if any) affecting such Mortgaged Property pursuant to which any Loan Party holds the lessor’s (or other grantor’s or licensor’s) interest, which agreement shall, if reasonably requested by the Administrative Agent, be subordinate to the Lien of the applicable Mortgage, either expressly by its terms or pursuant to a subordination, non-disturbance and attornment agreement in form and substance reasonably acceptable to the Administrative Agent and the Required Lenders;

(vii)      Opinions.  The Borrower will deliver to the Administrative Agent favorable written opinions, addressed to the Administrative Agent and the Secured Parties, of local counsel to the Loan Parties in each jurisdiction (i) where a Mortgaged Property is located regarding the enforceability of each such Mortgage and customary related matters and (ii) where the applicable Loan Party granting the Mortgage on said Mortgaged Property is organized, regarding the due execution, delivery and enforceability of each such Mortgage, and such other matters as may be reasonably requested by the Administrative Agent, each in form and substance reasonably acceptable to the Administrative Agent and the Required Lenders; and

(viii)      Surveys.  The Borrower will deliver to the Administrative Agent a survey of such Mortgaged Property that is (A) (w) prepared by a surveyor or engineer licensed to perform surveys in the jurisdiction where such Mortgaged Property is located, (x) certified to the Administrative Agent and the Title Company, (y) compliant with the minimum requirements of the American Land Title Association as such requirements are in effect on the date of preparation thereof and (z) sufficient for the Title Company to remove the standard survey exception from the applicable Title Policy and to provide reasonable and customary survey-related endorsements thereto or (B) otherwise reasonably acceptable to the Administrative Agent and the Required Lenders (a “Survey”); provided, however, that a Survey shall not be required to the extent that (x) an existing survey together with an “affidavit of no change” satisfactory to the Title Company is delivered to the Administrative Agent and the Title Company and (y) the Title Company removes the standard survey exception from the applicable Title Policy and provides reasonable and customary survey-related endorsements thereto.

(ix)      Flood Hazards.  The Administrative Agent shall have received for each Mortgaged Property (i) a completed “life-of-loan” Federal Emergency Management Agency standard flood hazard determination, (ii) if such Mortgaged Property is located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a special flood hazard area, a notice about Special Flood Hazard Area status and flood disaster assistance duly executed by the  Borrower and the applicable Loan Party relating thereto) and (iii) if such Mortgaged Property is located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a special flood hazard area, a copy of an insurance policy, or a declaration page relating to an insurance policy, in either case showing coverage for flood insurance in an amount reasonably satisfactory to the Administrative Agent and each Lender and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws, each of which shall (A) be endorsed or otherwise amended to include a “standard” or “New York” lender's loss payable or mortgagee endorsement (as applicable), (B) name the Administrative Agent, on behalf of the Secured Parties, as additional insured and loss payee/mortgagee, (C) identify the address of each property located in a Special Flood Hazard Area, the applicable flood zone designation and the flood insurance coverage and deductible relating thereto and (D) be otherwise in form and substance reasonably satisfactory to the Administrative Agent and each Lender. The Administrative Agent has adopted internal policies and procedures that address requirements placed on federally regulated Lenders under the Flood Insurance Laws.  The Administrative Agent will post on the applicable electronic platform (or otherwise distribute to each lender in the syndicate) documents that it receives in connection with the Flood Insurance Laws. However, the Administrative Agent reminds each Lender and Participant that, pursuant to the Flood Insurance Laws, each federally regulated Lender (whether acting as a Lender or Participant in the facility) is responsible for assuring its own compliance with the flood insurance requirements.

(x)      No Material Real Property.  As of the Effective Date, there is no Material Real Property owned by the Loan Parties.

Notwithstanding anything to the contrary herein, (i) the requirements specified in this Section 5.11(b) shall only apply to the Domestic Loan Parties and Material Real Property located in the United States of America, (ii) the Administrative Agent may waive any of the requirements specified in this Section 5.11(b) if the Administrative Agent determines, in its sole discretion, that the burden, cost, time or consequences of obtaining such deliverable is excessive in relation to the benefits to be obtained therefrom by the Secured Parties, and (iii) if the Borrower, after using commercially reasonable efforts, is unable to comply with the requirements of Section 5.11(b)(ix) or with any commercially reasonable request made pursuant thereto by the Administrative Agent or any Lender, in each case with respect to any Material Real Property, then the Borrower shall not be required to deliver any of the items set forth in Section 5.11(b) with respect to such Material Real Property (it being understood and agreed by the parties hereto that compliance by the Borrower with, and any request by the Administrative Agent or any Lender for the Borrower to comply with, the requirements of Section 5.11(b)(ix), in each case to the extent required by the Flood Insurance Laws, is commercially reasonable); provided that nothing in this paragraph shall result in the non-compliance by the Administrative Agent or any Lender with the Flood Insurance Laws.

(c)             Further Assurances.  The Borrower will, and will cause each of the Loan Parties to, take such action from time to time as shall reasonably be requested by the Administrative Agent to effectuate the purposes and objectives of this Agreement.  Without limiting the foregoing, in the event that any additional Capital Stock shall be issued by any Subsidiary of a Loan Party, the applicable Loan Party agrees forthwith to deliver to the Administrative Agent pursuant to the Security Documents the certificates evidencing such shares of stock (to the extent certificated), accompanied by undated stock powers executed in blank and to take such other action as the Administrative Agent shall reasonably request to perfect the security interest created therein pursuant to the Security Documents.  Notwithstanding anything to the contrary in this Agreement or any other Loan Document, no Loan Party shall be required to grant or perfect a security interest in any property with respect to which the Administrative Agent and the Borrower determine, in their reasonable discretion, that the costs or other consequences of granting or perfecting a security interest therein (including any material adverse tax consequences) are excessive in relation to the benefits to Secured Parties afforded thereby.  If requested by the Administrative Agent, the Borrower will, and will cause each of its Subsidiaries to cooperate with and provide any information necessary for the Administrative Agent to conduct its flood due diligence and flood insurance compliance.

SECTION 5.12          Board Observation Rights.  The Required Lenders shall be entitled to designate one observer (the “Board Observer”) to attend any regular meeting (a “BOD Meeting”) of the Board of Directors of the Borrower (or, in each case, any relevant committees thereof), except that the Board Observer shall not be entitled to vote on matters presented to or discussed by the Board of Directors (or any relevant committee thereof) of the Borrower at any such meetings.  The Board Observer shall be timely notified of the time and place of any BOD Meetings and will be given written notice of all proposed actions to be taken by the Board of Directors (or any relevant committee thereof) of the Borrower as if the Board Observer were a member thereof.  The Board Observer shall have the right to receive all information provided to the members of the Board of Directors or any similar group performing an executive oversight or similar function (or any relevant committee thereof) of the Borrower in anticipation of or at such meeting (regular or special and whether telephonic or otherwise), in addition to copies of the records of the proceedings or minutes of such meeting, when provided to the members, and the Board Observer shall keep such materials and information confidential in accordance with Section 9.12.  The Borrower shall reimburse the Board Observer for all reasonable out-of-pocket costs and expenses incurred in connection with its participation in any such BOD Meeting.  Notwithstanding the foregoing, the Borrower may exclude Board Observer from access to any material or meeting or portion thereof if: (i) the Board of Directors concludes in good faith, upon advice of the Borrower’s counsel, that such exclusion is necessary to preserve the attorney-client or work product privilege between the Borrower or any of its Affiliates and its counsel; or (ii) such portion of a meeting is an executive session limited solely to independent director members of the Board or Directors, independent auditors and/or legal counsel, as the Board of Directors may designate and such limitation is reasonably necessary with respect to the applicable matters, or (iii) such exclusion is necessary to avoid a conflict of interest between the Borrower on the one hand and the Required Lenders on the other.

SECTION 5.13          Post-Closing Obligations.

(a)          As promptly as practicable, and in any event within the time periods following the Effective Date specified on Schedule 5.13 or such later date as the Administrative Agent agrees to in writing in its reasonable discretion, the Borrower and each other applicable Loan Party shall deliver the documents or take the actions specified on Schedule 5.13.

(b)          Commencing from the Second Amendment Effective Date to and including May 1, 2023, (i) any cash compensation associated with (x) consulting agreements where an Affiliate is a party, (y) transactions and arrangements involving an Affiliate, and/or (z) other non-operating personnel shall be deferred and accrued and (ii) no payments of any kind, including any bonus or similar discretionary payments, shall be made to any employee, director, consultant or Affiliate that are not regularly scheduled compensation for services pursuant to contractual arrangements in place on the Second Amendment Effective Date.

ARTICLE VI

NEGATIVE COVENANTS

Until the Term Commitments have expired or terminated and the principal of and interest on each Term Loan and all fees and other amounts payable hereunder have been paid in full in cash (other than contingent indemnification obligations as to which no claim has been asserted), the Borrower (on behalf of itself and each of its Subsidiaries) covenants and agrees with the Lenders that:

SECTION 6.01          Indebtedness.  The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:

(a)             Indebtedness created hereunder and under the other Loan Documents;

(b)             Indebtedness existing on the Effective Date and set forth on Schedule 6.01 and any Permitted Refinancing Indebtedness incurred to refund, refinance or replace any such Indebtedness incurred under this Section 6.01(b) that does not increase the outstanding principal amount thereof;

(c)             (i) Indebtedness of the Borrower to any Loan Party, (ii) Indebtedness of any Loan Party (other than the Borrower) to the Borrower or any other Loan Party, (iii) Indebtedness of any Subsidiary that is not a Loan Party to any other Subsidiary that is not a Loan Party and (iv) Indebtedness of any Subsidiary that is not a Loan Party to any Loan Party solely to the extent (x) constituting an Investment pursuant to Section 6.06(c)(ii) (and subject to the limitations therein) and (y) such Indebtedness is evidenced by a promissory note that is pledged as Collateral and delivered to the Administrative Agent;

(d)             Indebtedness of the Borrower or any Subsidiary incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions thereof and Permitted Refinancing Indebtedness incurred to refund, refinance and replace any such Indebtedness incurred under this Section 6.01(d) that does not increase the principal amount thereof; provided that (i) such Indebtedness is incurred prior to, at the time of or within 90 days after such acquisition or the completion of such construction or improvement and (ii) the aggregate principal amount of Indebtedness permitted by this clause (d) shall not exceed $1,000,000;

(e)             Indebtedness of any Person that becomes a Subsidiary after the Effective Date and any Permitted Refinancing Indebtedness incurred to refund, refinance or replace any such Indebtedness incurred under this Section 6.01(e); provided that (i) such Indebtedness exists at the time such Person becomes a Subsidiary and is not created in contemplation of or in connection with such Person becoming a Subsidiary and (ii) the aggregate principal amount of outstanding Indebtedness permitted by this clause (e) shall not exceed $1,000,000;

(f)              Convertible Indebtedness; provided that (i) that the aggregate principal amount of Convertible Indebtedness permitted to be outstanding at any time by this clause (f) shall not exceed $50,000,000, (ii) such Indebtedness shall not (x) mature prior to 91 days after the Latest Maturity Date or have a Weighted Average Life to Maturity that is shorter than the then remaining Weighted Average Life to Maturity on the Term Loans and (y) shall not be subject to mandatory redemption, prepayment or sinking fund obligations (other than upon conversion thereof) prior to the date that is 91 days after the Latest Maturity Date (other than customary mandatory redemption or repurchase provisions upon a fundamental change) and (iii) the definitive documentation governing such Indebtedness (x) does not contain terms, taken as a whole, that are more restrictive than the terms contained in this Agreement and (y) does not contain any financial maintenance covenants;

(g)             Indebtedness of Subsidiaries of Borrower that are not Loan Parties; provided that the sum of the aggregate principal amount of Indebtedness permitted to be outstanding at any time by this clause (g) shall not exceed $1,000,000 (or the foreign currency equivalent thereof, if not denominated in Dollars);

(h)             Indebtedness arising out of Hedging Agreements entered into in the ordinary course of business, and not for speculative purposes, in each case of the Borrower or any Subsidiary;

(i)              Indebtedness or reimbursement obligations in respect of letters of credit, bankers’ acceptances, bank guarantees or similar instruments that are issued on behalf of the Borrower or a Subsidiary thereof in an amount not to exceed $500,000 at any time outstanding;

(j)              [reserved];

(k)             Indebtedness of the Borrower or any of its Subsidiaries in respect of automatic clearing house arrangements, netting services, overdraft protections and any arrangements or services similar to any of the foregoing in connection with cash management and deposit accounts, in each case arising in the ordinary course of business;

(l)              Indebtedness of the Borrower or any of its Subsidiaries in respect of credit cards, credit card processing services, debit cards, stored value cards, commercial cards (including so called “purchase cards,” procurement cards,” or “p-cards”), in each case incurred in the ordinary course of business and in an aggregate principal amount not to exceed $500,000;

(m)            additional unsecured Indebtedness of the Loan Parties in an aggregate principal amount outstanding at the time of incurrence not to exceed $1,000,000 so long as at the time of incurrence of such additional Indebtedness and immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing;

(n)             Indebtedness of the Borrower or any Subsidiary in connection with one or more performance bonds, bid bonds, stay bonds, appeal bonds, bankers’ acceptances, surety bonds, statutory obligations or bonds, health or social security benefits, unemployment or other insurance obligations, workers’ compensation claims, insurance obligations, surety bonds, utility bonds, performance guarantees, completion guarantees or other similar bonds and obligations issued by or on behalf of the Borrower or a Subsidiary, in each case, in the ordinary course of business and not in connection with the borrowing of money or the obtaining of advances;

(o)             Indebtedness arising from agreements of the Borrower or any Subsidiaries providing for indemnification, adjustment of purchase price, earnouts or similar obligations, in each case, incurred or assumed in connection with any Acquisition or Disposition permitted hereunder;

(p)             Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business;

(q)             Indebtedness of the Borrower or any Subsidiary consisting of the financing of insurance premiums owed to the provider of such insurance or an affiliate thereof in the ordinary course of business; and

(r)              Guarantees by the Borrower or any Subsidiary in respect of any Indebtedness of the Borrower or any Subsidiary otherwise permitted to be incurred by the Borrower or such Subsidiary hereunder; provided that (i) Guarantees in respect of any Junior Indebtedness shall not be permitted unless the guaranteeing party shall have also provided a guarantee of the Obligations on the terms set forth in the Guaranty and (ii) if the Indebtedness being guaranteed is subordinated to the Obligations, such guarantee shall be subordinated to the guarantee of the obligations on terms at least as favorable to the Lenders as those contained in the subordination of such Indebtedness.

For purposes of determining compliance with this Section 6.01 or Section 6.06, the amount of any Indebtedness denominated in any currency other than Dollars shall be calculated based on customary currency exchange rates in effect, in the case of such Indebtedness incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness) on or prior to the Effective Date, on the Effective Date and, in the case of such Indebtedness incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness) after the Effective Date, on the date on which such Indebtedness was incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness); provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a currency other than Dollars (or in a different currency from the Indebtedness being refinanced), and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the outstanding or committed principal amount, as applicable, of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums (including tender premiums), accrued interest, defeasance costs and other costs and expenses incurred in connection with such refinancing.

In addition, with respect to any Indebtedness that was permitted to be incurred hereunder on the date of such incurrence, any Increased Amount of such Indebtedness shall also be permitted hereunder after the date of such incurrence. “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the accretion of original issue discount, or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies.

SECTION 6.02          Liens.  The Borrower will not, and will not permit any of its Subsidiaries to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, except:

(a)             Liens created pursuant to the Loan Documents;

(b)             Permitted Liens;

(c)             any Lien on any property or asset of the Borrower or any of its Subsidiaries existing on the Effective Date and set forth on Schedule 6.02; provided that (i) no such Lien shall extend to any other property or asset of the Borrower or any of its Subsidiaries other than proceeds and products thereof and (ii) any such Lien shall secure only those obligations which it secures on the Effective Date and extensions, renewals, modifications, restatements, replacements and combinations thereof that are permitted pursuant to Section 6.01(b);

(d)             Liens on fixed or capital assets acquired, constructed or improved by the Borrower or any Subsidiary; provided that (i) such security interests secure Indebtedness permitted by Section 6.01(d) (including any Permitted Refinancing Indebtedness in respect thereof), (ii) such security interests and the Indebtedness secured thereby are incurred prior to, at the time of or within 90 days after such acquisition or the completion of such construction or improvement, (iii) the Indebtedness secured thereby does not exceed 100% of the cost of acquiring, constructing or improving such fixed or capital assets and (iv) such security interests shall not apply to any other property or assets of the Borrower or any Subsidiary other than proceeds and products of such fixed or capital assets;

(e)             any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the Effective Date prior to the time such Person becomes a Subsidiary; provided that (i) such security interests secure Indebtedness permitted by Section 6.01(d), (e) or (j), (ii) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (iii) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary other than proceeds and products of such acquired assets and (iv) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be and extensions, renewals and replacements thereof that are permitted pursuant to Section 6.01(e);

(f)              Liens as a result of the filing of UCC financing statements as precautionary measure in connection with leases, operating leases or consignment arrangements;

(g)             Liens to secure any Indebtedness issued or incurred to Refinance (or successive Indebtedness issued or incurred for subsequent Refinancings) as a whole, or in part, any Indebtedness secured by any Lien permitted by this Section 6.02 (other than Section 6.02(n)); provided that (i) such Lien does not extend to any other property (plus improvements on and accessions to such property, proceeds and products thereof, customary security deposits and any other assets pursuant to after-acquired property clauses to the extent such assets secured (or would have secured) the Indebtedness being refinanced, refunded, extended, renewed or replaced) and (ii) except as contemplated by the definition of “Permitted Refinancing Indebtedness,” the aggregate principal amount of Indebtedness secured by such Lien is not increased;

(h)             Liens securing Indebtedness or other obligations not prohibited hereunder, in each case of the Borrower or a Subsidiary owed to the Borrower or a Subsidiary; provided that no Loan Party shall grant a Lien in favor of a non-Loan Party;

(i)              Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Borrower or any Subsidiary on deposit with or in possession of such bank and that are within the general parameters customary in the banking industry or arising pursuant to such banking institution’s general terms and conditions;

(j)              [reserved];

(k)             options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like;

(l)              Liens solely on any cash money deposits made by the Borrower or any Subsidiary pursuant to merger agreements, stock or asset purchase agreements and Liens on assets to be disposed of pending a Disposition permitted hereunder of such assets pursuant to any asset purchase agreement or similar agreement;

(m)            Liens securing Indebtedness incurred under Section 6.01(h) and Section 6.01(i); and

(n)             Liens not otherwise permitted by this Section 6.02 so long as neither (i) the aggregate outstanding principal amount of the obligations secured thereby nor (ii) the aggregate fair market value (determined as of the date such Lien is incurred) of the assets subject thereto exceeds (as to the Borrower and all Subsidiaries) $500,000.

SECTION 6.03          Mergers, Consolidations, Etc.  The Borrower will not, and will not permit any of its Subsidiaries to, enter into any transaction of merger or consolidation or amalgamation or division, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution) or undergo an LLC Division, except that:

(a)             any Subsidiary may be merged or consolidated with or into the Borrower, so long as the Borrower is the surviving entity;

(b)             any Subsidiary may be merged or consolidated with or into any other Subsidiary, so long as if any Subsidiary party to such transaction is a Loan Party, the surviving entity thereof is a Loan Party;

(c)             the Borrower and any Subsidiary may merge or consolidate with any other Person in a transaction in which (i) the Borrower is the surviving or continuing Person or (ii) only with respect to a Subsidiary, (x) a Loan Party is the surviving or continuing Person or the Person formed by or surviving any such merger or consolidation becomes a Loan Party concurrently with such merger or consolidation or (y) the Subsidiary is not the surviving Person but such merger or consolidation is permitted under Section 6.04;

(d)             any Subsidiary may be merged or consolidated in connection with the consummation of the Qualifying SPAC Transaction to the extent that such merger or consolidation is expressly required or permitted by any Qualifying SPAC Transaction Agreement, in accordance with the applicable terms, conditions and other provisions thereof;

(e)              so long as no Default or Event of Default exists or would result therefrom, any Disposition permitted by Section 6.04 and any merger, amalgamation, consolidation, dissolution, liquidation, investment or Disposition the purpose of which is to effect a Disposition permitted by Section 6.04, may be consummated; and

(f)              any Subsidiary may be wound up, dissolved or liquidated if the Borrower determines in good faith such winding up, liquidation or dissolution is in the best interests of the Borrower and not materially disadvantageous to the Lenders and all assets (if any) of such Subsidiary are transferred to a Loan Party prior to such wind up, dissolution or liquidation.

SECTION 6.04          Dispositions.  The Borrower will not, and will not permit any of its Subsidiaries to Dispose of, in one transaction or a series of transactions, any part of its business or property, whether now owned or hereafter acquired, except:

(a)              damaged, obsolete, unusable, surplus, used or worn out property, tools or equipment no longer used or useful in its business;

(b)             any inventory or other property sold or disposed of in the ordinary course of business and for fair consideration;

(c)             Dispositions to the Borrower or a Subsidiary, including the sale or issuance by the Borrower or any Subsidiary of any Capital Stock of any Subsidiary; provided that if the transferor in such a transaction is a Loan Party, then (i) the transferee must be a Loan Party, (ii) to the extent constituting an Investment, such Investment must be an Investment in a Subsidiary that is not a Loan Party permitted by Section 6.06, or (iii) to the extent constituting a Disposition to a Subsidiary that is not a Loan Party, such Disposition is for fair market value and any promissory note or other non-cash consideration received in respect thereof is an Investment in a Subsidiary that is not a Loan Party permitted by Section 6.06;

(d)             any Subsidiary of the Borrower may sell, lease, transfer or otherwise dispose of any or all of its property to the Borrower or any wholly-owned Subsidiary of the Borrower that is a Loan Party;

(e)             the Capital Stock of any Subsidiary may be sold, transferred or otherwise disposed of to the Borrower or any wholly-owned Subsidiary of the Borrower that is a Loan Party;

(f)              Dispositions in connection with the consummation of the Qualifying SPAC Transaction, to the extent such Disposition is expressly required or permitted by any Qualifying SPAC Transaction Agreement, in accordance with the applicable terms, conditions and other provisions thereof;

(g)             [reserved];

(h)             Dispositions to effect transactions permitted pursuant to Sections 6.02, 6.03 (other than Section 6.03(c)(y)) and 6.07;

(i)              the abandonment, allowance to lapse or expiration of any immaterial intellectual property in the ordinary course of business;

(j)              Dispositions of cash and Cash Equivalents in the ordinary course of business;

(k)             Dispositions of defaulted receivables in the ordinary course of business or in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceeding;

(l)              Dispositions of assets resulting from condemnation or casualty events;

(m)            other Dispositions of assets having a fair market value of not more than $500,000 in the aggregate in any fiscal year;

(n)             the unwinding or termination of any Hedging Agreement;

(o)             leases of real or personal property and non-exclusive licenses and sub-licenses of intellectual property, in each case, in the ordinary course of business which do not materially interfere with the business of the Borrower and its Subsidiaries; and

(p)             Dispositions for fair market value (as reasonably determined by the Borrower in good faith) of non-core assets acquired in connection with an Acquisition permitted hereunder by the Borrower or any Subsidiary, provided that the marketing of such Disposition commences within 90 days of such Acquisition, and provided, further, that such non-core assets are designated at time of the Acquisition by the Borrower in writing to the Administrative Agent as being held for sale and not for the continued operation of the Borrower or any of its Subsidiaries or any of their respective businesses.

SECTION 6.05         Lines of Business.  The Borrower will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than businesses of the type conducted by the Borrower and its Subsidiaries on the Effective Date and businesses reasonably related, complementary, adjacent, incidental or ancillary thereto and vertical or horizontal reasonably related expansions thereof.

SECTION 6.06          Investments and Acquisitions.  The Borrower will not, and will not permit any of its Subsidiaries to, make or suffer to exist any Investment in any Person or purchase, except:

(a)              cash and Cash Equivalents;

(b)              Investments (other than Investments permitted under clauses (a) and (c) of this Section) existing on the Effective Date and set forth on Schedule 6.06 and any Investment that replaces, refinances or refunds any Investment made pursuant to this Section 6.06(b); provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Effective Date or (y) as otherwise permitted hereunder;

(c)              (i) Investments by any Loan Party in any other Loan Party; (ii) Investments by any Loan Party in JET-TALK Limited so long as concurrently with such Investment, JET-TALK Limited becomes a Loan Party; and (iii) Investments by the Borrower or any Subsidiary in any Subsidiary that is not a Loan Party; provided that (x) any Investment made by any Subsidiary that is not a Loan Party in any Loan Party shall be unsecured and subordinated in right of payment to the Guaranteed Obligations pursuant to an intercompany note in form and substance acceptable to the Administrative Agent and the Required Lenders and (y) Investments by Loan Parties in Subsidiaries that are not Loan Parties shall (A) not exceed $250,000 in the aggregate in any fiscal year (measured when such Investment is made) and (B) be limited to Investments to fund operating expenditures thereof that are incurred in the ordinary course of business and are consistent with past practices;

(d)              Indebtedness permitted by Section 6.01 (other than Section 6.01(c));

(e)              purchases of inventory and other property to be sold or used in the ordinary course of business;

(f)              Acquisitions after the Effective Date by the Borrower or any other Loan Party; provided that (i) if such Acquisition is an acquisition of Capital Stock of a Person, such Acquisition shall not be opposed by the Board of Directors (or similar governing body) of such Person and shall, to the extent required by the terms hereof, become a Loan Party in accordance with this Agreement, (ii) no Default or Event of Default shall have then occurred and be continuing or would result therefrom, (iii) after giving effect to such Acquisition on a Pro Forma Basis, the Total Leverage Ratio is less than or equal to 3.75 to 1.00, in each case, as of the last day of the most recently ended Reference Period and (iv) prior to the consummation of any such Acquisition, the Administrative Agent shall have received a certificate of a Responsible Officer setting forth the calculations required to determine compliance with clause (iii) above and certifying that the conditions set forth in this clause (f) with respect to such Acquisition have been satisfied (any Acquisition that satisfies the requirements of this clause (f), a “Permitted Acquisition”);

(g)              Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business and Investments (including debt obligations) received by the Borrower and its Subsidiaries in connection with the bankruptcy or reorganization of suppliers and/or customers and in good faith settlement of delinquent obligations of, and other disputes with, customers and/or suppliers arising in the ordinary course of business;

(h)              Investments under (i) Hedging Agreements entered into in the ordinary course of business to hedge or mitigate risks to which the Borrower or any Subsidiary is exposed in the conduct of its business or the management of its liabilities and (ii) Permitted Bond Hedge Transactions;

(i)              bona fide loans and advances to employees and officers of the Borrower and its Subsidiaries for the purpose of paying payroll, travel and related expenses and other loans and advances incurred for proper business purposes of the Borrower or such Subsidiary;

(j)              Investments received by the Borrower and its Subsidiaries in connection with any Disposition permitted by Section 6.04;

(k)              Investments held by any Person that becomes a Subsidiary after the Effective Date; provided that (i) such Investments exist at the time such Person becomes a Subsidiary and are not created in contemplation of or in connection with such Person becoming a Subsidiary and (ii) such Investments shall not be increased after such time unless such increase is permitted by another clause of this Section;

(l)              [reserved];

(m)            [reserved];

(n)              Investments received in compromise or resolution of litigation, arbitration or other disputes;

(o)              endorsements for collection or deposit in the ordinary course of business;

(p)              (i) Investments made pursuant to surety bonds, performance bonds, bid bonds, appeal bonds and related letters of credit or similar obligations, in each case, to the extent such surety bonds, performance bonds, bid bonds, substituting appeal bonds, related letters of credit and similar obligations are permitted under this Agreement and (ii) Investments consisting of indemnification obligations in respect of performance bonds, bid bonds, appeal bonds, surety bonds and similar obligations or to secure liabilities to insurance carriers under insurance arrangements, or good faith deposits, prepayments or cash payments in connection with bids, tenders, contracts or leases or for payment of rent, in each case of clauses (i) and (ii), entered into in the ordinary course of business;

(q)              [reserved];

(r)             Investments to the extent that (i) the payment for such Investment is made solely with newly issued Capital Stock of the Borrower (other than Disqualified Capital Stock), (ii) such Investment is in compliance with the other provisions of this Agreement, and (iii) Investments made upon reliance of this clause (r) do not exceed an aggregate amount of $1,000,000 at any time outstanding during the term of this Agreement; and

(s)             in addition to Investments otherwise expressly permitted by this Section 6.06, Investments by the Borrower or any of its Subsidiaries in an aggregate amount (valued at cost on the date such Investment was made) not to exceed $1,000,000 (measured at the time of such Investment) at any time outstanding during the term of this Agreement.

For the avoidance of doubt, if any Investment is made in any Subsidiary of the Borrower that at the time of such Investment was not a Loan Party and was incurred pursuant to Section 6.06(c) and such Subsidiary subsequently becomes a Loan Party, such Investment shall at the time that such Subsidiary constitutes a Loan Party be deemed to constitute an incurrence of a new Investment in the amount thereof under Section 6.06(c)(i) and such amount thereof shall be restored to the amounts in Section 6.06(c)(iii).

SECTION 6.07          Restricted Payments.  The Borrower will not, and will not permit any of its Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except that:

(a)              the Borrower and each Subsidiary may declare and pay dividends with respect to its Capital Stock payable solely in additional shares of its Capital Stock (other than Disqualified Stock);

(b)              the purchase, redemption or other acquisition or retirement for value of equity interests of the Borrower held by current officers, directors or employees or former officers, directors or employees (or their estates or beneficiaries under their estates or their immediate family members) of the Borrower or any of its Subsidiaries upon death, disability, retirement, severance or termination of employment or pursuant to any agreement under which the equity interests were issued; provided that the aggregate cash consideration paid therefor after the date hereof in any fiscal year does not exceed $250,000;

(c)             the Borrower or any of its Subsidiaries (i) may repurchase Capital Stock if such Capital Stock represents a fractional portion of the exercise price of any option or warrant upon the exercise thereof and (ii) may make cash payments in lieu of fractional shares or Capital Stock upon the repurchases of equity interests in connection with the withholding of a portion of the Capital Stock granted or awarded to a director or an employee of the Borrower to pay for the taxes payable by such director or employee upon such grant or award;

(d)              so long as no Event of Default shall have occurred and is continuing or would result therefrom, other Restricted Payments made pursuant to this Section 6.07(d) in an amount not to exceed $500,000;

(e)              the Borrower may declare, pay or make any dividend or other distribution of shares of Capital Stock to the extent necessary to effect any conversion, exchange, recapitalization, stock split or consolidation of, or similar transaction in, its Capital Stock in connection with the consummation of the Qualifying SPAC Transaction that is expressly required or permitted by any Qualifying SPAC Transaction Agreement, in accordance with the applicable terms, conditions and other provisions thereof;

(f)              [reserved];

(g)             [reserved]; and

(h)             after the consummation of the Qualifying SPAC Transaction, (i) any payments in connection with a Permitted Bond Hedge Transaction and (ii) the settlement of any related Permitted Warrant Transaction (A) by delivery of shares of the Borrower’s Capital Stock upon settlement thereof or (B) by (x) set-off against the related Permitted Bond Hedge Transaction or (y) payment of an early termination amount thereof in Capital Stock upon any early termination thereof;

provided that nothing herein shall be deemed to prohibit (x) the payment of dividends by any Subsidiary of the Borrower to the Borrower or any other Subsidiary of the Borrower or, if applicable, any minority shareholder of such Subsidiary (in accordance with the percentage of the Capital Stock of such Subsidiary owned by such minority shareholder) and (y) repurchases of Capital Stock deemed to occur as a result of the surrender of such Capital Stock for cancellation in connection with the exercise of stock options or warrants.

SECTION 6.08         Transactions with Affiliates.  The Borrower will not, and will not permit any of its Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except:

(a)              transactions in the ordinary course of business at prices and on terms and conditions not less favorable to any Loan Party or such Subsidiary than could be obtained on an arm’s length basis from a Person that is not an Affiliate;

(b)              transactions between or among the Borrower and its wholly-owned Subsidiaries not involving any other Affiliate;

(c)              any Investment permitted by Section 6.06;

(d)              any Restricted Payment permitted by Section 6.07;

(e)              employment and severance arrangements between the Borrower and its Subsidiaries and their respective directors, officers, employees, members of management or consultants in the ordinary course of business and transactions pursuant to stock option plans and employee benefit plans and arrangements in the ordinary course of business;

(f)               the payment of reasonable and customary (as determined in good faith by the Borrower) regular fees, compensation, indemnification and other benefits to current, former and future directors of the Borrower or a Subsidiary who are not employees of the Borrower or such Subsidiary, including reimbursement or advancement of reasonable and documented out-of-pocket expenses and provisions of liability insurance;

(g)              loans or advances to officers, directors or employees of the Borrower in the ordinary course of business of the Borrower or its Subsidiaries or otherwise made on their behalf in an amount not to exceed $100,000 in the aggregate; and

(h)              any issuance of Capital Stock (other than Disqualified Capital Stock) of the Borrower or any capital contribution to the Borrower.

Notwithstanding the foregoing, any transactions with respect to mergers, acquisitions and/or capital raises (and any fees or payments in connection therewith) involving any Affiliate (other than wholly-owned Subsidiaries) shall require the prior written consent of the Required Lenders.

SECTION 6.09          Restrictive Agreements.  The Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its Capital Stock or to make or repay loans or advances to the Borrower or any other Subsidiary or to guarantee Indebtedness of the Borrower or any other Subsidiary; except:

(i)              restrictions and conditions imposed by law or by this Agreement;

(ii)             restrictions and conditions existing on the Effective Date set forth on Schedule 6.09 (and any extension or renewal, or any amendment or modification, thereof not expanding the scope of, any such restriction or condition);

(iii)            customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale; provided that such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder;

(iv)            (with respect to clause (a) above) (x) restrictions or conditions imposed by any secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness and other Indebtedness permitted by this Agreement to the extent such restrictions are not materially more restrictive, taken as a whole, than the restrictions contained in this Agreement and (y) customary provisions in leases, licenses and other contracts restricting the assignment thereof;

(v)             restrictions and conditions which are binding on a Subsidiary at the time such Subsidiary first becomes a Subsidiary of the Borrower so long as such restrictions or conditions were not entered into solely in contemplation of such Person becoming a Subsidiary of the Borrower;

(vi)            customary restrictions and conditions contained in the document relating to any consensual Lien, so long as (i) such Lien is permitted by Section 6.02 and such restrictions or conditions relate only to the specific asset(s) subject to such Lien and (ii) such restrictions and conditions are not created for the purpose of avoiding the restrictions imposed by this Section 6.09;

(vii)           customary provisions in joint venture agreements and other similar agreements applicable to joint ventures or the equity interests therein;

(viii)          customary restrictions contained in leases, subleases, licenses, sublicenses or asset sale agreements otherwise permitted hereby so long as such restrictions relate to the assets subject thereto;

(ix)            restrictions on cash or other deposits imposed under contracts entered into in the ordinary course of business;

(x)             (with respect to clause (a) above) provisions in any lease or lease agreement, or any restrictions or conditions imposed by any landlord, prohibiting or restricting the granting, creation or incurrence of any liens on any premises leased by the Borrower or any of its Subsidiaries; and

(xi)            provisions in any agreement evidencing an amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing of the obligations referred to in this Section 6.09; provided that such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing is, in the good faith judgment of the Borrower, not materially less favorable to the Loan Party with respect to such limitations than those applicable pursuant to such obligations prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

SECTION 6.10          Optional Payments and Modifications of Subordinated Debt.

(a)            The Borrower will not, and will not permit any of its Subsidiaries to, make or offer to make any optional or voluntary payment, prepayment, repurchase or redemption of or otherwise optionally or voluntarily defease or segregate funds with respect to any Junior Indebtedness (collectively, “Restricted Debt Payments”), except:

(i)      payments of regularly scheduled interest (including any penalty interest, if applicable) and payments of fees, expenses and indemnification obligations as and when due (other than payments with respect to subordinated Indebtedness that are prohibited by the subordination provisions thereof) and payments of principal at scheduled maturity of such Junior Indebtedness; and

(ii)      the repayment, redemption, repurchase, defeasance or other acquisition or retirement for value of Junior Indebtedness (x) with the net cash proceeds of, or in exchange for, any Permitted Refinancing Indebtedness, (y) in exchange for, or out of the proceeds of, a substantially concurrent cash or non-cash contribution (within 60 days deemed as substantially concurrent) to the capital of the Borrower or a substantially concurrent offering (with any offering within 60 days deemed as substantially concurrent) of equity interests of the Borrower or (z) other than with respect to Indebtedness incurred pursuant to Section 6.01(f), in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within 360 days of the date of such repayment, prepayment, redemption, repurchase, defeasance, acquisition or retirement.

(b)              The Borrower will not amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the terms (taken as a whole) of any Junior Indebtedness in any manner materially adverse to the interests of the Administrative Agent or the Lenders.

(c)             The Borrower shall not, and shall not permit any of its Subsidiaries to, make any cash payment to the holders of Convertible Indebtedness (other than scheduled cash interest payments and ordinary course fees), or otherwise in respect of Convertible Indebtedness, upon conversion, exchange or settlement thereof (other than cash in lieu of fractional shares or required repurchases in connection with a Fundamental Change (howsoever defined in any indenture governing any Convertible Indebtedness) with respect to any Convertible Indebtedness permitted to be incurred under the terms of this Agreement).

SECTION 6.11          Financial Covenant.  The Borrower shall not permit Qualified Cash at all times to be less than:

(a)            from the period from the Effective Date to but not including the Second Amendment Effective Date, $10,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts;

(b)              from the period from the Second Amendment Effective Date to and including April 30, 2023, $8,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts;

(c)              from the period from May 1, 2023 to and including May 31, 2023, $7,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts; and

(d)              from the period from June 1, 2023 and thereafter, $10,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts

(the foregoing, the “Liquidity Covenant”).  The Liquidity Covenant shall be tested (i) commencing on the Effective Date and until the date the Borrower delivers an officer’s certificate pursuant to Section 5.01(c) demonstrating that the Borrower’s Total Leverage Ratio as of the last day of the applicable Reference Period is less than or equal to 6.00 to 1.00 and (ii) commencing on and after the delivery of any officer’s certificate required pursuant to Section 5.01(c) demonstrating that the Borrower’s Total Leverage as of the last day of the applicable Reference Period is greater than or equal to 6.00 to 1.00 (it being understood that if any such officer’s certificate required to be delivered is not delivered, the Liquidity Covenant shall go into effect on the day such certificate was required to be delivered pursuant to Section 5.01(c)) and until the delivery of an officer’s certificate pursuant to Section 5.01(c) demonstrating that the Borrower’s Total Leverage Ratio as of the last day of the applicable Reference Period is less than or equal to 6.00 to 1.00.

SECTION 6.12          IIA Grants.  From the Effective Date, the Borrower will not, and will not permit any Subsidiary to, accept or receive any grant or funding from the Israeli Innovation Authority nor shall it apply for or request any change or increase to any existing grant or funding without the prior written consent of the Required Lenders other than with respect to funding under the consortium arrangement to be applied for on September 15, 2022 to the Israeli Innovation Authority led by Elbit Systems Ltd and entitled 'maagad meta chomarim' (מאגד מטא חומרים""), in form substantially similar to what was provided to the Lenders by the Borrower on August 15, 2022; provided that (i) in connection with such funding, such consortium arrangement and any transactions related thereto, Borrower and its Subsidiaries shall not be required to, nor shall the Borrower or any Subsidiary grant licenses with respect to any background Intellectual Property of the Borrower and its Subsidiaries to any third party (including, without limitation, any members of the consortium), (ii) any such funding shall have provided by the Israeli Innovation Authority by December 31, 2025, and (iii) the amount of such funding shall not exceed $2,750,000 in the aggregate.

SECTION 6.13          Changes in Fiscal Periods.  The Borrower will not permit the fiscal year of the Borrower or any other Loan Party to end on a day other than December 31 or change any Loan Party’s method of determining fiscal quarters.

SECTION 6.14          Material Contracts and Organizational Documents.  The Borrower will not, and will not permit the Borrower or any of its Subsidiaries to, (i) amend its or their organizational documents, other than amendments that do not adversely affect in any material respect the Administrative Agent’s Lien and security interest under the Security Documents and (ii) enter into, amend or permit any amendments to, or terminate or waive any provision of, any Material Contract without the prior written consent of the Lenders (such consent not to be unreasonably withheld or delayed); provided that the Lenders shall be deemed to have consented to any such entry, amendment, termination or waiver unless it shall object thereto by written notice to the Borrower within five (5) Business Days after having received written notice from the Borrower thereof.

SECTION 6.15          Use of Proceeds.  The Borrower will not use, and, to the knowledge of the Borrower, the respective directors, officers, employees and agents of the Borrower and its Subsidiaries shall not use, the proceeds of any Term Loan (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, except to the extent permitted for a Person required to comply with Sanctions or (c) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

SECTION 6.16          Intellectual Property.  The Borrower will not and will not permit any other Loan Party, to transfer (other than any non-exclusive license or sublicense with respect thereto) any Intellectual Property owned by any Loan Party that is material to the business of the Loan Parties, taken as a whole, to any Subsidiary that is not a Loan Party.

ARTICLE VII

EVENTS OF DEFAULT

If any of the following events (each, an “Event of Default”) shall occur:

(a)              the Borrower shall fail to pay any principal of any Term Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)              the Borrower shall fail to pay any interest on any Term Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement or under any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five or more Business Days;

(c)              any representation or warranty made or deemed made by the Borrower or any other Loan Party in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other document required to be delivered in connection with this Agreement or any other Loan Document or any such amendment, modification or waiver, shall prove to have been incorrect in any material respect when made or deemed made;

(d)              any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Sections 5.01(a), 5.01(b), 5.01(c), 5.01(k), 5.02(a), 5.03 (with respect to the existence of any Loan Party), 5.10. 5.13(b) or in Article VI;

(e)              (i) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02(g) and such failure shall continue unremedied for a period of three (3) Business Days after the earlier of (x) an officer of such Loan Party becoming aware of such Default or (y) notice thereof from the Administrative Agent to the Borrower or (ii) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clause (a), (b), (d) or (e)(i) of this Article) or any other Loan Document and such failure shall continue unremedied for a period of 30 days after notice thereof from the Administrative Agent to the Borrower;

(f)              the Borrower or any of its Subsidiaries shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable (with all applicable grace periods having expired);

(g)             any event or condition occurs that results in any Material Indebtedness of the Borrower or any of its Subsidiaries becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (g) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(h)             an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Borrower or any Subsidiary (other than any Excluded Subsidiary) or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect (including any relief having similar effect available under the Israeli Insolvency Law, whether temporary or permanent) or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Subsidiary (other than any Excluded Subsidiary) or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 90 days or an order or decree approving or ordering any of the foregoing shall be entered;

(i)             the Borrower or any Subsidiary (other than any Excluded Subsidiary) shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law ´now or hereafter in effect (including any relief having similar effect available under the Israeli Insolvency Law, whether temporary or permanent), (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Article, or (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Subsidiary (other than any Excluded Subsidiary) or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors;

(j)             one or more final, non-appealable judgments for the payment of money in an aggregate amount in excess of $3,000,000 (not covered by insurance where the carrier has not denied responsibility) shall be rendered against the Borrower or any Subsidiary or any combination thereof and the same shall remain undischarged for a period of 45 consecutive days during which execution shall not be effectively stayed or bonded;

(k)              an ERISA Event shall have occurred that when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(l)               a Change in Control shall occur; or

(m)             (i) subject to, in the case of the Foreign Parties, the Perfection Requirements and in the case of the English Loan Parties, the Legal Reservations, the Liens created by the Security Documents shall at any time not constitute a valid and perfected Lien on any material Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required herein or therein) in favor of the Administrative Agent, for the benefit of the Secured Parties, free and clear of all other Liens (other than Liens permitted under Section 6.02 or under the respective Security Documents), or, except for expiration or termination in accordance with its terms, any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect, or the enforceability thereof shall be contested by any Loan Party, (ii) at any time after the execution and delivery thereof, the Guaranty Agreement, for any reason other than the satisfaction in full of all Guaranteed Obligations or the expiration or termination in accordance with its terms, shall cease to be in full force and effect (other than in accordance with its terms) or shall be declared to be null and void, or any Loan Party shall contest the validity, enforceability, perfection or priority of the Guaranty, any Loan Document, or any Lien granted thereunder in writing or deny in writing that it has any further liability, including with respect to future advances by the Lenders, under any Loan Document to which it is a party, or (iii) this Agreement or any Loan Document purporting to grant a Lien on a material portion of the Collateral shall fail to be in full force and effect or to give the Administrative Agent and/or the Lenders the security interests, liens, rights, powers, priority and privileges purported to be created thereby (except (x) as such documents may be terminated or no longer in force and effect in accordance with the terms thereof, other than those indemnities and provisions which by their terms shall survive) or any Lien shall fail to be a first priority, perfected Lien on a material portion of the Collateral (except as a result of the Administrative Agent’s failure to (A) maintain possession of any stock certificate, promissory note or other instrument delivered to it under any Security Document or (B) file Uniform Commercial Code continuation statements; (provided that in the case of each of subclauses (A) and (B) the Loan Parties shall have taken such remedial action as the Administrative Agent may reasonably request));

then, and in every such event (other than any event with respect to any Loan Party described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent, at the request of the Required Lenders shall, by notice to the Borrower, declare the Term Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Term Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder (including the Applicable Prepayment Premium and any interest added to the principal of the Term Loans pursuant to the terms of this Agreement), shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to any Loan Party described in clause (h) or (i) of this Article, the principal of the Term Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE VIII

THE ADMINISTRATIVE AGENT

SECTION 8.01          Authorization and Action.

(a)              Each Lender hereby irrevocably appoints the entity named as Administrative Agent in the heading of this Agreement and its successors and assigns to serve as the Administrative Agent under the Loan Documents and each Lender authorizes the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under this Agreement and the other Loan Documents as are delegated to the Administrative Agent under such agreements and to exercise such powers as are reasonably incidental thereto. In addition, to the extent required under the laws of any jurisdiction other than within the United States, each Lender hereby grants to the Administrative Agent any required powers of attorney to execute and enforce any Security Document governed by the laws of such jurisdiction on such Lender’s behalf. Without limiting the foregoing, each Lender hereby authorizes the Administrative Agent to execute and deliver, and to perform its obligations under, each of the Loan Documents to which the Administrative Agent is a party, to exercise all rights, powers and remedies that the Administrative Agent may have under such Loan Documents.

(b)              As to any matters not expressly provided for herein and in the other Loan Documents (including enforcement or collection), the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written instructions of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, pursuant to the terms in the Loan Documents), and, unless and until revoked in writing, such instructions shall be binding upon each Lender; provided, however, that the Administrative Agent shall not be required to take any action that (i) the Administrative Agent in good faith believes exposes it to liability unless the Administrative Agent receives an indemnification satisfactory to it from the Lenders with respect to such action or (ii) is contrary to this Agreement or any other Loan Document or applicable law, including any action that may be in violation of the automatic stay under any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors; provided, further, that the Administrative Agent may seek clarification or direction from the Required Lenders prior to the exercise of any such instructed action and may refrain from acting until such clarification or direction has been provided. Except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower, any Subsidiary or any Affiliate of any of the foregoing that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity. Nothing in this Agreement shall require the Administrative Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(c)              In performing its functions and duties hereunder and under the other Loan Documents, the Administrative Agent is acting solely on behalf of the Lenders (except in limited circumstances expressly provided for herein relating to the maintenance of the Register), and its duties are entirely mechanical and administrative in nature. Without limiting the generality of the foregoing:

(i)      the Administrative Agent does not assume and shall not be deemed to have assumed any obligation or duty or any other relationship as the agent, fiduciary or trustee of or for any Lender or holder of any other obligation other than as expressly set forth herein and in the other Loan Documents, regardless of whether a Default or an Event of Default has occurred and is continuing (and it is understood and agreed that the use of the term “agent” (or any similar term) herein or in any other Loan Document with reference to the Administrative Agent is not intended to connote any fiduciary duty or other implied (or express) obligations arising under agency doctrine of any applicable law, and that such term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties); additionally, each Lender agrees that it will not assert any claim against the Administrative Agent based on an alleged breach of fiduciary duty by the Administrative Agent in connection with this Agreement and the transactions contemplated hereby; and

(ii)      nothing in this Agreement or any Loan Document shall require the Administrative Agent to account to any Lender for any sum or the profit element of any sum received by the Administrative Agent for its own account;

(d)             The Administrative Agent may perform any of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any of their respective duties and exercise their respective rights and powers through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities pursuant to this Agreement. The Administrative Agent shall not be responsible for the bad faith, negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with bad faith, gross negligence or willful misconduct in the selection of such sub-agent.

(e)              Whenever reference is made in this Agreement or any Loan Document to any action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Administrative Agent or to any amendment, waiver or other modification of this Agreement to be executed (or not to be executed) by the Administrative Agent or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion or rights or remedies to be made (or not to be made) by the Administrative Agent, it is understood that in all cases the Administrative Agent shall be acting, giving, withholding, suffering, omitting, making or otherwise undertaking and exercising the same (or shall not be undertaking and exercising the same) as directed in writing by the Required Lenders or such other number or percentage of Lenders as may be expressly specified in this Agreement or the other Loan Documents.  This provision is intended solely for the benefit of the Administrative Agent and such Person’s respective successors and permitted assigns and is not intended to, and will not, entitle the other parties hereto to any defense, claim or counterclaims under or in relation to any Loan Documents, or confer any rights or benefits on any party hereto.

(f)              In case of the pendency of any proceeding with respect to any Loan Party under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(i)      to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Term Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim under Sections 2.13, 2.14, 2.16, 2.18 and 9.03) allowed in such judicial proceeding; and

(ii)      to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding is hereby authorized by each Lender and each other Secured Party to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders or the other Secured Parties, to pay to the Administrative Agent any amount due to it, in its capacity as the Administrative Agent, under the Loan Documents (including under Section 9.03). Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

(g)            The provisions of this Article are solely for the benefit of the Administrative Agent and the Lenders, and, except solely to the extent of the Borrower’s rights to consent pursuant to and subject to the conditions set forth in this Article, none of the Borrower or any Subsidiary, or any of their respective Affiliates, shall have any rights as a third party beneficiary under any such provisions. Each Secured Party, whether or not a party hereto, will be deemed, by its acceptance of the benefits of the Collateral and of the Guarantees of the Obligations provided under the Loan Documents, to have agreed to the provisions of this Article.

SECTION 8.02          Administrative Agent’s Reliance, Indemnification, Etc.

(a)             Neither the Administrative Agent nor any of its Related Parties shall be (i) liable for any action taken or omitted to be taken by it under or in connection with this Agreement or the other Loan Documents (x) with the consent of or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents) or (y) in the absence of (A) its own bad faith, gross negligence or willful misconduct (such absence to be presumed unless otherwise determined by a court of competent jurisdiction by a final and nonappealable judgment) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party to perform its obligations hereunder or thereunder.

(b)              The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof (stating that it is a “notice of default”) is given to the Administrative Agent by the Borrower, a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document or the occurrence of any Default, (iv) the sufficiency, validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the satisfaction of any condition set forth in Article III or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent or satisfaction of any condition that expressly refers to the matters described therein being acceptable or satisfactory to the Administrative Agent, or (vi) the creation, perfection or priority of Liens on the Collateral.

(c)              Without limiting the foregoing, the Administrative Agent (i) may treat the payee of any promissory note as its holder until such promissory note has been assigned in accordance with Section 9.04, (ii) may rely on the Register to the extent set forth in Section 9.04, (iii) may consult with legal counsel (including counsel to the Borrower), independent public accountants and other experts selected by it, and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts, (iv) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations made by or on behalf of any Loan Party in connection with this Agreement or any other Loan Document, (v) in determining compliance with any condition hereunder to the making of a Term Loan that by its terms must be fulfilled to the satisfaction of a Lender, may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender sufficiently in advance of the making of such Term Loan and (vi) shall be entitled to rely on, and shall incur no liability under or in respect of this Agreement or any other Loan Document by acting upon, any notice, consent, certificate or other instrument or writing (which writing may be a fax, any electronic message, Internet or intranet website posting or other distribution) or any statement made to it orally or by telephone and believed by it to be genuine and signed or sent or otherwise authenticated by the proper party or parties (whether or not such Person in fact meets the requirements set forth in the Loan Documents for being the maker thereof).

SECTION 8.03          Posting of Communications.

(a)              The Borrower agrees that the Administrative Agent may, but shall not be obligated to, make any Communications available to the Lenders by posting the Communications on IntraLinks™, DebtDomain, SyndTrak, ClearPar or any other electronic platform chosen by the Administrative Agent to be its electronic transmission system (the “Approved Electronic Platform”).

(b)            Although the Approved Electronic Platform and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Effective Date, a user ID/password authorization system) and the Approved Electronic Platform is secured through a per-deal authorization method whereby each user may access the Approved Electronic Platform only on a deal-by-deal basis, each of the Lenders and the Borrower acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure, that the Administrative Agent is not responsible for approving or vetting the representatives or contacts of any Lender that are added to the Approved Electronic Platform, and that there are confidentiality and other risks associated with such distribution. Each of the Lenders and the Borrower hereby approves distribution of the Communications through the Approved Electronic Platform and understands and assumes the risks of such distribution.

(c)             THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS ARE PROVIDED “AS IS” AND “AS AVAILABLE”. THE APPLICABLE PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE APPROVED ELECTRONIC PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE APPLICABLE PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES (COLLECTIVELY, “APPLICABLE PARTIES”) HAVE ANY LIABILITY TO ANY LOAN PARTY, ANY LENDER OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY LOAN PARTY’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET OR THE APPROVED ELECTRONIC PLATFORM.

“Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed by the Administrative Agent or any Lender by means of electronic communications pursuant to this Section, including through an Approved Electronic Platform.

(d)           Each Lender agrees that notice to it (as provided in the next sentence) specifying that Communications have been posted to the Approved Electronic Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents. Each Lender agrees (i) to notify the Administrative Agent in writing (which could be in the form of electronic communication) from time to time of such Lender’s email address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such email address.

(e)            Each of the Lenders and the Borrower agrees that the Administrative Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Communications on the Approved Electronic Platform in accordance with the Administrative Agent’s generally applicable document retention procedures and policies.

(f)              Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

SECTION 8.04          The Administrative Agent Individually. With respect to its Term Commitment and Term Loans, the Person serving as the Administrative Agent, if making a Term Commitment and Term Loans hereunder, shall have and may exercise the same rights and powers hereunder and is subject to the same obligations and liabilities as and to the extent set forth herein for any other Lender. The terms “Lenders”, “Required Lenders” and any similar terms shall, unless the context clearly otherwise indicates, include the Administrative Agent in its individual capacity as a Lender or as one of the Required Lenders, as applicable. The Person serving as the Administrative Agent and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of banking, trust or other business with, the Borrower, any Subsidiary or any Affiliate of any of the foregoing as if such Person was not acting as the Administrative Agent and without any duty to account therefor to the Lenders.

SECTION 8.05          Successor Administrative Agent.

(a)              The Administrative Agent may resign at any time by giving 30 days’ prior written notice thereof to the Lenders and the Borrower, whether or not a successor Administrative Agent has been appointed; provided that no such resignation shall be effective until the Required Lenders and the Borrower have a reasonable opportunity to review and agree to any amendments to this Agreement for operational changes as required by any successor Administrative Agent, such review and agreement period not to exceed thirty (30) days’ following the Administrative Agent’s prior written notice and such agreement not to be unreasonably withheld, conditioned or delayed. Upon any such resignation, the Required Lenders shall have the right, with the prior written approval of the Borrower (which approval may not be unreasonably withheld and shall not be required while an Event of Default has occurred and is continuing), to appoint a successor Administrative Agent. Upon the acceptance of any appointment as Administrative Agent by a successor Administrative Agent, such successor Administrative Agent shall succeed to, and become vested with, all the rights, powers, privileges and duties of the retiring Administrative Agent. Upon the acceptance of appointment as Administrative Agent by a successor Administrative Agent, the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement and the other Loan Documents. Prior to any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the retiring Administrative Agent shall take such action as may be reasonably necessary to assign to the successor Administrative Agent its rights as Administrative Agent under the Loan Documents.

(b)              Notwithstanding paragraph (a) of this Section, in the event no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its intent to resign, the retiring Administrative Agent may give notice of the effectiveness of its resignation to the Lenders and the Borrower, whereupon, on the date of effectiveness of such resignation stated in such notice, (i) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents; provided that, solely for purposes of maintaining any security interest granted to the Administrative Agent under any Security Document for the benefit of the Secured Parties, the retiring Administrative Agent shall continue to be vested with such security interest as collateral agent for the benefit of the Secured Parties, and continue to be entitled to the rights set forth in such Security Document and Loan Document, and, in the case of any Collateral in the possession of the Administrative Agent, shall continue to hold such Collateral, in each case until such time as a successor Administrative Agent is appointed and accepts such appointment in accordance with this Section (it being understood and agreed that the retiring Administrative Agent shall have no duty or obligation to take any further action under any Security Document, including any action required to maintain the perfection of any such security interest), and (ii) the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent; provided that (A) all payments required to be made hereunder or under any other Loan Document to the Administrative Agent for the account of any Person other than the Administrative Agent shall be made directly to such Person and (B) all notices and other communications required or contemplated to be given or made to the Administrative Agent shall directly be given or made to each Lender. Following the effectiveness of the Administrative Agent’s resignation from its capacity as such, the provisions of this Article and Section 9.03, as well as any exculpatory, reimbursement and indemnification provisions set forth in any other Loan Document, shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent and in respect of the matters referred to in the proviso under clause (i) above.

SECTION 8.06          Acknowledgements of Lenders.

(a)              Each Lender represents that it is engaged in making, acquiring or holding commercial loans in the ordinary course of its business and that it has, independently and without reliance upon the Administrative Agent or any other Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement as a Lender, and to make, acquire or hold Term Loans hereunder. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information (which may contain material, non-public information within the meaning of the United States securities laws concerning the Borrower and its Affiliates) as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

(b)              Each Lender, by delivering its signature page to this Agreement on the Effective Date, or delivering its signature page to an Assignment and Assumption or any other Loan Document pursuant to which it shall become a Lender hereunder, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be delivered to, or be approved by or satisfactory to, the Administrative Agent or the Lenders on the Effective Date.

SECTION 8.07          Collateral Matters.

(a)              Except with respect to the exercise of setoff rights in accordance with Section 9.08 or with respect to a Secured Party’s right to file a proof of claim in an insolvency proceeding, no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce any Guarantee of the Obligations, it being understood and agreed that all powers, rights and remedies under the Loan Documents may be exercised solely by the Administrative Agent on behalf of the Secured Parties in accordance with the terms thereof.

(b)            The Secured Parties irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 6.02. The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders or any other Secured Party for any failure to monitor or maintain any portion of the Collateral.

(c)              Nothing herein shall require the Administrative Agent to file financing statements or continuation statements, or be responsible for maintaining the security interests purported to be created as described herein or in any other Loan Document and such responsibility shall be solely that of Borrower.

SECTION 8.08          Credit Bidding. The Secured Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Obligations (including by accepting some or all of the Collateral in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code, including under Sections 363, 1123 or 1129 of the Bankruptcy Code, or any similar laws in any other jurisdictions to which a Loan Party is subject, or (b) at any other sale, foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid by the Administrative Agent at the direction of the Required Lenders on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that shall vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) for the asset or assets so purchased (or for the equity interests or debt instruments of the acquisition vehicle or vehicles that are issued in connection with such purchase). In connection with any such bid, (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles and to assign any successful credit bid to such acquisition vehicle or vehicles, (ii) each of the Secured Parties’ ratable interests in the Obligations which were credit bid shall be deemed without any further action under this Agreement to be assigned to such vehicle or vehicles for the purpose of closing such sale, (iii) the Administrative Agent shall be authorized to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or equity interests thereof, shall be governed, directly or indirectly, by, and the governing documents shall provide for, control by the vote of the Required Lenders or their permitted assignees under the terms of this Agreement or the governing documents of the applicable acquisition vehicle or vehicles, as the case may be, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 9.02 of this Agreement), (iv) the Administrative Agent on behalf of such acquisition vehicle or vehicles shall be authorized to issue to each of the Secured Parties, ratably on account of the relevant Obligations which were credit bid, interests, whether as equity, partnership, limited partnership interests or membership interests, in any such acquisition vehicle and/or debt instruments issued by such acquisition vehicle, all without the need for any Secured Party or acquisition vehicle to take any further action, and (v) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of Obligations credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Secured Parties pro rata with their original interest in such Obligations and the equity interests and/or debt instruments issued by any acquisition vehicle on account of such Obligations shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action. Notwithstanding that the ratable portion of the Obligations of each Secured Party are deemed assigned to the acquisition vehicle or vehicles as set forth in clause (ii) above, each Secured Party shall execute such documents and provide such information regarding the Secured Party (and/or any designee of the Secured Party which will receive interests in or debt instruments issued by such acquisition vehicle) as the Administrative Agent may reasonably request in connection with the formation of any acquisition vehicle, the formulation or submission of any credit bid or the consummation of the transactions contemplated by such credit bid.

SECTION 8.09          Certain ERISA Matters.

(a)             Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of the Administrative Agent, that at least one of the following is and will be true:

(i)      such Lender is not using “plan assets” (within the meaning of the Plan Asset Regulations) of one or more Benefit Plans in connection with the Term Loans, the Term Commitments or this Agreement,

(ii)      the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable so as to exempt from the prohibitions of ERISA Section 406 and Code Section 4975 such Lender’s entrance into, participation in, administration of and performance of the Term Loans, the Term Commitments and this Agreement, and the conditions for exemptive relief thereunder are and will continue to be satisfied in connection therewith,

(iii)      (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Term Loans, the Term Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Term Loans, the Term Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Term Loans, the Term Commitments and this Agreement, or

(iv)      such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)              In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) such Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, and (y) acknowledges, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of the Administrative Agent, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in the Term Loans, the Term Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related to hereto or thereto.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01          Notices.

(a)              Notices Generally.  All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile, (i) if to the Borrower or the Administrative Agent as set forth in Schedule 9.01; and (ii) if to any other Lender, to it at its address (or facsimile number) set forth in its Administrative Questionnaire.

(b)              Electronic Communications.  Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent.  The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c)              Change of Address, Etc.  Any party hereto may change its address, electronic mail address, telephone number or facsimile number for notices and other communications hereunder by notice to the other parties hereto.  All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

SECTION 9.02          Waivers; Amendments.

(a)            No Deemed Waivers; Remedies Cumulative.  No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have.  No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  Without limiting the generality of the foregoing, the making of a Term Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(b)              Amendments.  Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Loan Parties and the Required Lenders or by the Loan Parties and the Administrative Agent with the consent of the Required Lenders (except that in the case of an amendment, consent or waiver to cure any manifest ambiguity, omission, defect or inconsistency or granting a new Lien for the benefit of the Secured Parties or extending an existing Lien over additional property, such amendment, consent or waiver shall be effective if it is in writing and signed by the Administrative Agent and the Borrower and is not objected to in writing by the Required Lenders within five Business Days following receipt of notice thereof); provided that no such agreement shall:

(i)      [reserved];

(ii)      reduce the principal amount of any Term Loan or reduce the rate of interest thereon (other than the waiver of the application of the default rate of interest pursuant to Section 2.14(c) which shall only require the consent of the Required Lenders), or reduce any fees payable hereunder, without the written consent of each Lender directly adversely affected thereby;

(iii)      postpone the scheduled date of payment of the principal amount of any Term Loan, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Term Commitment, without the written consent of each Lender directly adversely affected thereby, it being understood that the waiver (or amendment to the terms of) any mandatory prepayment of the Term Loans shall not constitute a postponement of any date scheduled for the payment of principal or interest;

(iv)      change Section 2.19(b), (c) or (d) or Section 6.06 of the Security Agreement in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender or other Secured Party affected thereby;

(v)      change any of the provisions of this Section or the definition of the term “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender affected thereby; or

(vi)      release all or substantially all of the Subsidiary Guarantors from their Guaranteed Obligations or all or substantially all of the Collateral, in each case without the written consent of each Lender;

and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent without the prior written consent of the Administrative Agent.

In addition, any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into by the Borrower and the Administrative Agent to cure any ambiguity, omission, defect or inconsistency (including, without limitation, amendments, supplements or waivers to any of the Security Documents, Guaranty Agreement or related documents executed by any Loan Party or any other Subsidiary in connection with this Agreement if such amendment, supplement or waiver is delivered in order to cause such Security Documents, guarantees or related documents to be consistent with this Agreement and the other  Loan Documents) so long as, in each case, the Lenders shall have received at least five Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment.

Except as otherwise provided in this Section with respect to this Agreement, the Administrative Agent may, with the prior consent of the Required Lenders (but not otherwise), consent to any modification, supplement or waiver under any of the Security Documents.

SECTION 9.03          Expenses; Indemnity; Damage Waiver.

(a)              Costs and Expenses.  The Borrower shall pay (i) all reasonable and documented out of pocket expenses incurred by the Administrative Agent and the Lenders, including the reasonable fees, disbursements and other charges of counsel for the Administrative Agent and the Lenders (limited to Latham & Watkins LLP (“Latham”), Porter Hedges LLP (“Porter”), and, to the extent necessary, one law firm acting as special outside counsel in each relevant jurisdiction), in connection with the syndication of the credit facilities provided for herein, the preparation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) [reserved], and (iii) all reasonable and documented out of pocket expenses incurred by the Administrative Agent or any Lender, including the fees, disbursements and other charges of any counsel for the Administrative Agent or any Lender (limited to Latham, Porter and, to the extent necessary, one law firm acting as special outside counsel in each relevant jurisdiction and, solely in the event of an actual or perceived conflict of interest, one additional counsel (and, if necessary, one local counsel in each relevant jurisdiction (which may include a single special counsel acting in multiple jurisdictions)), in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Term Loans made, including all such reasonable and documented out-of-pocket expenses incurred during any workout, restructuring, forbearance or negotiations in respect thereof; provided that, in the event any other Person becomes a successor Administrative Agent in accordance with Section 8.05, this Section 9.03 shall also require the Borrower to reimburse all reasonable and documented fees, disbursements and charges of counsel to such successor Administrative Agent in connection with any of the foregoing (it being understood that Latham and Herzog shall continue to serve as legal counsel for the Lenders and nothing in this proviso shall limit the Borrower’s obligations under this Section 9.03(a) to otherwise reimburse all reasonable and documented fees, disbursements and other charges of Latham and Herzog, as counsel to the Lenders, including after the appointment of such successor Administrative Agent).

(b)             Indemnification by the Borrower.  The Borrower shall indemnify the Administrative Agent and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) from and against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities, obligations, penalties, actions, judgments, suits and related costs, expenses and disbursements, including the fees, charges and disbursements of any counsel (limited to a single outside counsel to such Indemnitees, taken as a whole, one local counsel in each relevant jurisdiction (which may include a single special counsel acting in multiple jurisdictions) and, solely in the event of an actual or perceived conflict of interest, one additional counsel (and, if necessary, one local counsel in each relevant jurisdiction (which may include a single special counsel acting in multiple jurisdictions)), to each group of similarly situated affected Indemnitees taken as a whole) for any Indemnitee, incurred by or asserted against any Indemnitee or to which any Indemnitee may become subject, arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the consummation of the Transactions or any other transactions contemplated hereby, (ii) any Term Loan or the use of the proceeds therefrom, (iii) any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses resulted from (x) the gross negligence, willful misconduct or bad faith of such Indemnitee or any of its Related Parties as determined by a court of competent jurisdiction by final and nonappealable judgment, (y) a material breach by such Indemnitee or any of its Related Parties of its obligations under this Agreement or any other Loan Document determined by a court of competent jurisdiction by final and nonappealable judgment, or (z) a dispute arising solely among Indemnitees (other than any dispute with an Indemnitee in its capacity or in fulfilling its role as the Administrative Agent or any other similar role under any Loan Document) not arising out of any act or omission on the part of the Borrower or its Affiliates.

(c)              Reimbursement by Lenders.  To the extent that the Borrower fails to pay any amount required to be paid by it to the Administrative Agent under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Administrative Agent such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s share of the outstanding Term Loans at such time) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent.

(d)             Waiver of Consequential Damages, Etc.  To the extent permitted by applicable law, neither the Borrower, the Administrative Agent, any Loan Party or any Lender shall assert, and the Borrower hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan, or the use of the proceeds thereof; provided that nothing in this clause (d) shall limit the obligations of the Borrower to indemnify an Indemnitee against special, indirect, consequential or punitive damages to the extent required under Section 9.03(b).

(e)              Payments.  All amounts due under this Section shall be payable promptly after written demand therefor.

(f)              For the avoidance of doubt, any indemnification relating to Taxes, other than Taxes resulting from any non-Tax claim, shall be covered by Section 2.18 and shall not be covered by this Section 9.03.

SECTION 9.04          Successors and Assigns; Participations.

(a)             Assignments Generally.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)              Assignments by Lenders.

(i)      Assignments Generally.  Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees, other than a natural person, a Disqualified Lender, any Loan Party or any of its Affiliates, all or a portion of its rights and obligations under this Agreement (including all or a portion of its Term Commitment and the Term Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of:

(A)      the Borrower; provided that no consent of the Borrower shall be required (x) for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund, or (y) if an Event of Default has occurred and is continuing, an assignment to any Person (other than a natural Person or a Disqualified Lender); provided, further, that the Borrower shall be deemed to have consented to any such assignment unless the Borrower shall object thereto by written notice to the Administrative Agent within ten Business Days after having received notice thereof; and

(B)      the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment to a Lender, an Affiliate of a Lender or an Approved Fund.

(ii)      Certain Conditions to Assignments.  Assignments shall be subject to the following additional conditions:

(A)      except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Term Commitments or Term Loans, (1) the amount of the Term Commitment or Term Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $1,000,000, unless each of the Borrower and the Administrative Agent otherwise consent; provided that no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its Affiliates or Approved Funds, if any;

(B)      each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C)      (1) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 for any assignment to an assignee that is not a Lender or an Affiliate of a Lender (provided that the Administrative Agent may, in its sole discretion, elect to reduce or waive such processing and recordation fee in the case of any assignment) and (2) the assigning Lender shall have paid in full any amounts owing by it to the Administrative Agent; and

(D)      the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent the applicable tax forms required by Section 2.18(e) and an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower and its Related Parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws.

(iii)      Effectiveness of Assignments.  Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.16, 2.18 and 9.03).  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv)      Maintenance of Register.  The Administrative Agent, acting for this purpose solely as a non-fiduciary agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Term Commitment of, and principal amount (and stated interest) of the Term Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement.  The Register shall be available for inspection by the Borrower and by any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v)      Acceptance of Assignments by Administrative Agent.  Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the applicable tax forms required by Section 2.18(e), the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register.  No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c)              Participations.

(i)      Participations Generally.  Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (other than to a natural person, a Disqualified Lender or any Loan Party or any of its Affiliates) (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Term Commitment and the Term Loans owing to it); provided that (A) such Lender’s obligations under this Agreement and the other Loan Documents shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and the other Loan Documents.  Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant.  Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.16 and 2.18 (subject to the requirements and limitations of such Sections, including the requirement to provide the forms and certificates pursuant to Section 2.18(e) (it being understood that the documentation required under Section 2.18(e) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section.  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.19(c) as though it were a Lender.  Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Term Loans or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any Term Loans or other obligations under this Agreement), except to the extent that such disclosure is necessary to establish that such Term Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations.  The entries in the Participant Register shall be conclusive absent manifest error, and such Lender, each Loan Party and the Administrative Agent shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.  For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.  The Borrower and the Lenders expressly acknowledge that the Administrative Agent (in its capacity as such or other agent hereunder) shall not have any obligation to monitor whether participations are made to Disqualified Lenders or natural persons and none of the Borrower or the Lenders will bring any claim to such effect.

(ii)      Limitations on Rights of Participants.  A Participant shall not be entitled to receive any greater payment under Section 2.16 or 2.18 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless (i) the sale of the participation to such Participant is made with the Borrower’s prior written consent (such consent not to be unreasonably withheld, it being understood that the Borrower may withhold its consent if such participation could be reasonably expected to result in any increase in the Borrower’s payment obligations under Section 2.16 or 2.18) or (ii) such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.  No Participant shall be entitled to the benefits of Section 2.18 unless such Participant agrees, for the benefit of the Borrower, to comply with Section 2.18(e) as though it were a Lender.

(d)             Certain Pledges.  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (other than to any Disqualified Lender or any natural person) to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e)             No Assignments to Certain Persons.  Notwithstanding anything herein to the contrary, no assignment made and no participations sold pursuant to this Section 9.04 shall be made or sold, as applicable, to (i) any Loan Party or any Loan Party’s Affiliates or Subsidiaries, (ii) a natural person or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person or (iii) a Disqualified Lender.

(f)              Disqualified Lenders.

(i)      If any assignment or participation under this Section 9.04 is made to any Disqualified Lender without the Borrower's prior written consent (any such person, a “Disqualified Person”), then the Borrower may, at its sole expense and effort, upon notice to the applicable Disqualified Person and the Administrative Agent, (A) terminate any Term Commitment of such Disqualified Person and repay all obligations of the Borrower owing to such Disqualified Person, (B) in the case of any outstanding Term Loan held by such Disqualified Person, purchase such Term Loan and/or (C) require such Disqualified Person to assign, without recourse (in accordance with and subject to the restrictions contained in this Section 9.04), all of its interests, rights and obligations under this Agreement; provided that (I) in the case of clause (B), the applicable Disqualified Person has received payment of an amount equal to the lesser of (1) par and (2) the amount that such Disqualified Person paid for the applicable Term Loans, plus accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the Borrower, (II) [reserved], (III) in the case of clause (C), the relevant assignment shall otherwise comply with this Section 9.04 (except that no registration and processing fee required under this Section 9.04 shall be required with any assignment pursuant to this paragraph) and (IV) in no event shall such Disqualified Person be entitled to receive amounts to which it would otherwise be entitled under Section 2.14(c). Further, whether or not the Borrower has taken any action described in the preceding sentence, no Disqualified Person identified by the Borrower to the Administrative Agent (A) shall be permitted to (x) receive information (including financial statements) provided by any Loan Party, the Administrative Agent or any Lender and/or (y) attend and/or participate in conference calls or meetings attended solely by the Lenders and the Administrative Agent, (B) (x) for purposes of determining whether the Required Lenders have (i) consented (or not consented) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, (ii) otherwise acted on any matter related to any Loan Document, or (iii) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, shall have a right to consent (or not consent), otherwise act or direct or require the Administrative Agent or any Lender to take (or refrain from taking) any such action; it being understood that all Term Loans held by any Disqualified Person shall be deemed to be not outstanding for all purposes of calculating whether the Required Lenders, or all Lenders have taken any action, and (y) shall be deemed to vote in the same proportion as Lenders that are not Disqualified Persons in any proceeding under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect commenced by or against the Borrower or any other Loan Party and (C) shall not be entitled to receive the benefits of Section 9.03.  For the sake of clarity, the provisions in this Section 9.04(f) shall not apply to any Person that is an assignee of any Disqualified Person, if such assignee is not a Disqualified Person.

(ii)      Notwithstanding anything to the contrary herein, each of the Borrower, each Lender and each Issuing Lender acknowledges and agrees that the Administrative Agent shall not have any responsibility or obligation to determine whether any Lender or potential Lender is a Disqualified Lender or Disqualified Person and the Administrative Agent shall have no liability with respect to any assignment or participation made to any Disqualified Lender or Disqualified Person (regardless of whether the consent of the Administrative Agent is required thereto), and none of the Borrower, any Lender, any Issuing Lender or their respective Affiliates will bring any claim to such effect.

(iii)      Each Lender, upon execution and delivery hereof or upon succeeding to an interest in the Term Commitments and Term Loans, as the case may be, represents and warrants as of the Effective Date or as of the effective date of the applicable Assignment and Assumption that (A) it is not a Disqualified Lender, it being acknowledged by the Loan Parties, the Lenders and the other Guaranteed Parties that the Administrative Agent will be entitled to rely on such representations and warranties set forth in this clause (A) without any diligence in respect to the accuracy of such representations and warranties and any breach of such representations and warranties by such Lender will not give rise to any liability on the part of the Administrative Agent; and (B) it has experience and expertise in the making of or investing in commitments or loans such as the applicable Term Commitments or Term Loans, as the case may be.

SECTION 9.05          Survival.  All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Term Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Term Loan or any fee or any other amount payable under this Agreement is outstanding and so long as the Term Commitments have not expired or terminated.  The provisions of Sections 2.16, 2.18 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Term Loans, the expiration or termination of the Term Commitments or the termination of this Agreement or any provision hereof.

SECTION 9.06          Counterparts; Integration; Effectiveness.  This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Agreement and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Except as provided in Section 5.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  Delivery of an executed counterpart of a signature page of this Agreement by email or telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.  The words “execution,” “execute”, “signed,” “signature,” and words of like import in this Agreement or related to any document to be signed in connection with this Agreement, any other Loan Document and the transactions contemplated hereby and thereby (including without limitation assignments, assumptions, amendments, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

SECTION 9.07          Severability.  Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08         Right of Setoff.  If an Event of Default shall have occurred and be continuing, with the prior written consent of the Administrative Agent, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured; provided that if any Defaulting Lender shall exercise any such right of setoff, (i) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of this Agreement and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders and (ii) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the obligations owing to such Defaulting Lender as to which it exercised such right of set off.  The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

SECTION 9.09          Governing Law; Jurisdiction; Consent to Service of Process.

(a)             Governing Law.  This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b)            Submission to Jurisdiction.  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (or if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the  Borough of Manhattan), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may (and any such claims, cross-claims or third party claims brought against the Administrative Agent or any of its Related Parties may only) be heard and determined in such Federal (to the extent permitted by law) or New York State court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement or in any other Loan Document will prevent the Administrative Agent or any Lender from bringing any action to enforce any award or judgment or exercise any right under the Security Documents or against any Collateral or any other property of any Loan Party in any other forum in which jurisdiction can be established.  Notwithstanding the foregoing, (i) liens in IIA-Funded Know-How shall be subject to the exclusive jurisdiction of the courts of the State of Israel and (ii) any legal action or proceeding of any kind or description based upon, arising out of or relating to the Research Law, IIA Rights, the IIA Approval or the pledge of any IIA-Funded Know-How or the realization of any such pledge shall be subject to the exclusive jurisdiction of the applicable courts of the State of Israel and each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of such courts and agrees that all claims in respect of any such legal action or proceeding may be heard and determined in such courts.

(c)              Waiver of Venue.  Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (c) of this Section.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)             Service of Process.  The Borrower hereby appoints Cogency Global Inc., with an office at 122 East 42nd Street, 18th Floor, New York, NY  10168, as its agent for service of process in any matter related to this Agreement or the other Loan Documents and shall provide written evidence of acceptance of such appointment by such agent on or before the Effective Date.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.10          WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11          Headings.  Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.12          Confidentiality.  Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) solely in connection with the Loan Documents and the transactions contemplated thereby, to its Affiliates and its and its Affiliates’ directors, officers, employees and agents, including accountants, independent auditors, legal counsel and other experts and advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) pursuant to the order of any court or administrative agency or in any legal, administrative or judicial proceeding where, in the reasonable judgment of the Administrative Agent or the applicable Lender disclosure is required by law or regulations (in which case, to the extent practicable and not prohibited by applicable law and other than with respect to any audit or examination conducted by bank accountants or any governmental bank authority exercising examinations or regulatory authority, such Person shall notify you promptly thereof prior to such disclosure), (c) upon the request or demand of any governmental or other regulatory authority having jurisdiction over the Administrative Agent or Lender or any of their respective Affiliates (in which case, to the extent practicable and not prohibited by applicable law and other than with respect to any audit or examination conducted by bank accountants or any governmental bank authority exercising examinations or regulatory authority, such Person shall notify you promptly thereof prior to such disclosure), (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (x) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (y) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its Subsidiaries and their respective obligations, in each case of this clause (f) other than a Disqualified Lender, provided that notwithstanding anything herein to the contrary, the disclosure of the Disqualified Lenders List to any assignee, Participant, prospective assignee, prospective Participant, or actual or prospective counterparty (or its advisors), regardless of whether such Person is a Disqualified Lender, shall be permitted, (g) with the consent of the Borrower (not to be unreasonably withheld or delayed), to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about a Lender’s investment portfolio in connection with ratings issued with respect to such Lender, (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section, (y) becomes available to the Administrative Agent or any Lender on a nonconfidential basis from a source other than a Loan Party or (z) was already in the possession of the Administrative Agent or any Lender or any of their respective Affiliates or is independently developed by any such Person, (i) for purposes of establishing a “due diligence” defense, and (j) to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the credit facilities provided for herein.  For the purposes of this Section, “Information” means all information received from any Loan Party relating to the Borrower and its Subsidiaries and their business, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by a Loan Party and other than information pertaining to this Agreement routinely provided by arrangers to data service providers, including league table providers, that serve the lending industry; provided that in the case of information received from any Loan Party after the Effective Date, such information is clearly identified at the time of delivery as confidential.  Any Person required to maintain the confidentiality of Information as provided in this Section 9.12 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.  Notwithstanding any other provision of this Agreement or any other Loan Document, the provisions of this paragraph shall survive with respect to the Administrative Agent and each Lender until the earlier to occur of (i) the second anniversary of such Person ceasing to be a party to this Agreement or (ii) the Latest Maturity Date.

EACH LENDER ACKNOWLEDGES THAT INFORMATION (AS DEFINED IN THIS SECTION) FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING THE BORROWER AND ITS RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY THE BORROWER OR THE ADMINISTRATIVE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT THE BORROWER AND ITS RELATED PARTIES OR THEIR RESPECTIVE SECURITIES.  ACCORDINGLY, EACH LENDER REPRESENTS TO THE BORROWER AND THE ADMINISTRATIVE AGENT THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

ALL PARTIES HERETO HEREBY ACKNOWLEDGE AND AGREE THAT THE APPROVED ELECTRONIC PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.”  THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE INFORMATION OR THE ADEQUACY OF THE APPROVED ELECTRONIC PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE INFORMATION.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE INFORMATION OR THE PLATFORM.  In no event shall the Administrative Agent or any of its respective Related Parties or the Loan Parties or their Subsidiaries have any liability to (as applicable) the Borrower, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Information or notices through the Approved Electronic Platform, any other electronic messaging service or through the Internet, Intralinks or other similar electronic information transmission system, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and non-appealable judgment of a court to have resulted from the bad faith, gross negligence or willful misconduct of the Administrative Agent or the Borrower, as applicable; provided, however, that in no event shall the Administrative Agent or any of its Related Parties or the Borrower have any liability to (as applicable) the Loan Parties or their Subsidiaries, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages) in connection with the foregoing.

SECTION 9.13          USA PATRIOT Act.  Each Lender hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107 56 (signed into law October 26, 2001)) (the “USA PATRIOT Act”), such Lender may be required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with said Act.

SECTION 9.14          Collateral Matters; Release of Guarantees and Liens.

(a)             Collateral Matters.  Each Lender authorizes and directs the Administrative Agent to enter into the Security Documents contemplated by this Agreement on behalf of and for the benefit of the Lenders and the other Secured Parties named therein and agrees to be bound by the terms of each Security Document.  Each Lender hereby agrees, and each holder of any note executed and delivered pursuant to Section 2.11(e) and each other Secured Party by the acceptance thereof will be deemed to agree that, except as otherwise set forth herein, any action taken by the Required Lenders in accordance with the provisions of this Agreement or the Security Documents, and the exercise by the Required Lenders of the powers set forth herein or therein, together with such powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders.  Notwithstanding anything to the contrary contained in any of the Loan Documents, the Administrative Agent and each Secured Party hereby agree that no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guaranty or take any other action under any Loan Document, it being understood and agreed that all powers, rights and remedies hereunder and under any of the Loan Documents may be exercised solely by the Administrative Agent for the benefit of the Secured Parties in accordance with the terms hereof and thereof.

(b)             Release of Guarantees and Liens.  Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 9.02) to take any action requested by the Borrower having the effect of releasing any Collateral or Guaranteed Obligations in favor of the Administrative Agent (i) pursuant to and in accordance with Section 5.08 of the Security Agreement and (ii) in order to comply with any permitted restriction in connection with a Lien permitted under Section 6.02 (A) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with Section 9.02 or (B) under the circumstances in clause (c) below.  The Lenders hereby confirm the Administrative Agent’s authority to release its Lien on particular types or items of property, or to release any Subsidiary Guarantor from its obligations under the Guaranty pursuant to this Section and the terms of the Guaranty Agreement.  In each case as specified in this Section, the Administrative Agent will, at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Security Documents, or to release such Subsidiary Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section and subject to receipt by the Administrative Agent of a certification of the Borrower as to such release being permitted pursuant to the terms of this Agreement or any other Loan Document (and the Administrative Agent may rely conclusively on such certification without further inquiry); provided that (x) the Administrative Agent shall not be required to execute any such document on terms which, in the Administrative Agent’s opinion, would expose it to liability or create any obligation or entail any consequence other than the release of such Liens without recourse or warranty, and (y) such release shall not in any manner discharge, affect or impair the Guaranteed Obligations or any Liens upon (or obligations of the Borrower or any Subsidiary Guarantor in respect of) all interests retained by the Borrower or any Subsidiary Guarantor, including (without limitation) the proceeds of the sale, all of which shall continue to constitute part of the Collateral.  Any execution and delivery by the Administrative Agent of documents in connection with any such release shall be without recourse to or warranty by either the Administrative Agent.  Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Subsidiary Guarantor from its obligations under the Guaranty pursuant to this Section.

(c)              Release of Guaranty and Collateral.  At such time as the Term Commitments have expired or been terminated and the principal of and interest on each Loan and all fees and other amounts payable hereunder shall have been paid in full in cash (other than contingent indemnification obligations as to which no claim has been asserted), the Collateral shall be released from the Liens created by the Security Documents, and the Security Documents, the Guaranty and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and each Loan Party under the Security Documents and the Guaranty shall terminate, all without delivery of any instrument or performance of any act by any Person.

SECTION 9.15          No Advisory or Fiduciary Responsibility.  In connection with all aspects of each transaction contemplated hereby, each of the Loan Parties acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (a) the credit facility provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document) are an arm’s-length commercial transaction between the Loan Parties and their Affiliates, on the one hand, and the Lenders, on the other hand, and the Loan Parties are capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents (including any amendment, waiver or other modification hereof or thereof); (b) in connection with the process leading to such transaction, each of the Lenders each is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary, for any Loan Party or any of their Affiliates, stockholders, creditors or employees or any other Person; (c) no Lender has assumed or will assume an advisory, agency or fiduciary responsibility in favor of any Loan Party with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Loan Document (irrespective of whether the any Lender has advised or is currently advising any Loan Party or any of its Affiliates on other matters) and no Lender has any obligation to any Loan Party or any of their Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; (d) the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Loan Parties and their Affiliates, and no Lender has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (e) the Lenders have not provided and will not provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Loan Document) and the Loan Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate.  Each Loan Party agrees that it will not assert any claim against any Lender based on an alleged breach of fiduciary duty by such Lender in connection with this Agreement and the Transactions contemplated hereby.

SECTION 9.16          Acknowledgement and Consent to Bail-In of EEA Financial Institutions.  Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)              the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)              the effects of any Bail-In Action on any such liability, including, if applicable:

(i)      a reduction in full or in part or cancellation of any such liability;

(ii)      a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected  Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)      the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

SECTION 9.17          Qualifying SPAC Transaction Agreements.  The Borrower will not, and will not permit any of its controlled Affiliates to, without the prior written consent of the Lenders, enter into any Qualifying SPAC Transaction Document providing, or amend or modify any Qualifying SPAC Transaction to provide, that the obligation of any Person to consummate the Qualifying SPAC Transaction is conditioned upon a minimum amount of cash being available to any Person or Persons, collectively, at any time, unless (a) the minimum amount of cash required to be available to such Person or Persons in order to satisfy such condition is not more than $115,000,000 and (b) at least the following are required to be included (without duplication or deduction of any amount included therein) in the calculation of the amount of cash available to such Person or Persons for purposes of determining whether such condition has been satisfied: (i) the aggregate amount of cash available to be released in connection with the Qualifying SPAC Transaction from the trust account established by the Qualifying SPAC, net of the aggregate amount of cash required to pay (A) all amounts required to be paid in satisfaction of redemption rights validly exercised by shareholders of the Qualifying SPAC and (B) all transaction expenses of the parties to the Qualifying SPAC Transaction, as transaction expenses shall be reasonably defined in such Qualifying SPAC Transaction Agreement, (ii) the aggregate amount of net cash proceeds of any “PIPE” financing transaction and (iii) the aggregate amount of net cash proceeds of the Term Loans.

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